5/3

07023177

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GN Store Nord

*CURRENT ADDRESS

PROCESSED

MAY 0 4 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35034

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/3/07

82 - 35034

February 22, 2007

ANNOUNCEMENT NO: 7

GN Store Nord Annual Report 2006: discontinuing operations – correction

On page 19 in the Annual Report 2006 for GN Store Nord the organic growth for the hearing instrument activities are stated to have been 2% in Q4 2006 and 6% for the full year 2006.

This is incorrect. The correct organic growth rates are 6% in Q4 2006 and 2% for the full year 2006.

For further information, please contact:

Jens Bille Bergholdt
VP Investor Relations

GN Store Nord A/S
Tel.: +45 45 75 02 70

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 45 75 00 00

82 - 35034

February 22, 2007

ANNOUNCEMENT NO: 6

GN Annual Report 2006

The Executive Management and the Supervisory Board have today discussed and approved the annual report of GN Store Nord A/S for the financial year 2006. The annual report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Fourth quarter 2006 highlights

- Revenue and EBITA excl. non-recurring costs were in line with the guidance provided in the announcement of October 2, 2006.
- Revenue was DKK 840 million, down from DKK 946 million in Q4 2005.
- Excl. of non-recurring costs EBITA was DKK 20 million against DKK 104 million in Q4 2005.
- EBITA was impacted by non-recurring costs totalling DKK 35 million, primarily due to the gradual implementation of the new plan. Inclusive of non-recurring costs EBITA was DKK (15) million.
- EBT was DKK (45) million compared to DKK 113 million in Q4 2005.
- Cash flows from operations was DKK 239 million in Q4 2006 against DKK (12) million in Q4 2005

Outlook for 2007

In 2007, GN will report separately on continuing and discontinuing operations. For the continuing operations, the results will be divided into CC&O Headsets (Contact Center and Office), Mobile Headsets (Premier and Mainstream) and Other Operations.

Expectations are expressed in approximate numbers and should be interpreted with greater uncertainty than normally due to the substantial changes being made and the volatility of GN's markets.

The projections for GN's continuing operations are a revenue growth of about 10% to approximately DKK 3.7 billion and EBITA excluding non-recurring items of DKK 150-175 million assuming a US dollar-Danish krone exchange rate of 5.75. This represents an improvement of DKK 80-105 million compared to the 2006 EBITA excluding non-recurring items of DKK 70 million.

In addition to the above, restructuring costs will be in the range of DKK 50-100 million, of which the cash flow effect is expected to be DKK 50 million at most.

Accordingly, EBITA including restructuring costs is expected to be DKK 50-125 million.

The CC&O Headsets business excluding Hello Direct expects organic growth to remain high at about 10% and to generate revenue of approximately DKK 1.3-1.4 billion and an EBITA of approx. DKK 250 million. European growth is expected to exceed North American growth. Hello Direct is expected to generate revenue of DKK 250-300 million. The Mobile Headsets business is expected to increase revenue by about 15% organically to around DKK 2.0-2.1 billion. EBITA is expected to be a loss of approximately DKK 50-75 million. Group functions are expected to impact EBITA with approximately DKK (30) million.

Please refer to the Annual Report for a full description of the Outlook for 2007.

GN Store Nord A/S
Lautrupbjerg 7
P.O. Box 99
DK-2750 Ballerup
Tel.: +45 45 75 00 00
Fax: +45 45 75 00 09
www.gn.com
info@gn.com
Co. Reg. No. 24257843

Financial Highlights for 2005, 2006 and Outlook for 2007

(DKK millions)	Outlook for 2007	2006	2005
	DKK/USD. 5.75		
Continuing operations:			
Revenue			
Contact Center & Office Headsets	approx. 1,550-1,700	1,587	1,549
Mobile Headsets	approx. 2,000-2.100	1,809	1,960
Other		17	24
GN total*	**approx. 3,700**	**3,413**	**3,533**
EBITA excluding non-recurring items			
Contact Center & Office Headsets	250	234	313
Mobile Headsets	(50-75)	(125)	61
Other	(30)	(39)	(52)
GN total*	**150-175**	**70**	**322**
EBITA including non-recurring items			
Contact Center & Office Headsets	approx. 250	103	313
Mobile Headsets	(50-75)	(184)	61
Non-recurring items	(50-100)		
Other	approx. (30)	(39)	(52)
GN total*	**50-125**	**(120)**	**322**
Amortization, net finance etc.			
GN total	**approx. (10)**	**(34)**	**21**
EBT including non-recurring items			
GN total*	**(40-115)**	**(154)**	**343**
Cash flow from operating activities			
GN total*	**no guidance**	**231**	**137**
Discontinuing activities:			
Revenue from discontinuing activities			
2006, total of 6 months	**150-200**	403	572
Cash flow from operating activities			
Total discontinuing operations	**no guidance**	260	688

* Including "other"

GN's new strategy

GN intends to retain and strengthen the position built up by the headset business over the last few years. Already in the Q3 Interim Report a few of the elements for refocusing GN towards profitable growth were presented, but the overall strategy plan that will be implemented in three overlapping stages is now be presented in its entirety:

Reengineer – End-2006-mid-2008: Reengineer the business into a single scalable business model, align costs and sharpen processes to match best practices in the consumer electronics industry. This part of the plan will generally be implemented during 2007, although parts of it will not take effect until in 2008.

Accelerate – Mid-2007-mid-2010: When the business model has become more scalable, GN intends to accelerate growth rates in the headset business with frequent launches of products featuring innovative design and technology that meet customer demands, and grow the business with existing and new customers without similar growth in cost levels, capital expenditure and working capital.

Extend – Mid-2008-mid-2010: Expand into new, related activities. Extend the use of existing sales channels.

Proposed Resolutions for the Annual General Meeting (Summary):

1. appropriation of profit/loss for the year, including that no ordinary dividend be paid
2. election of members to the Board of Directors
3. authorization to issue share options and shares to employees
4. that electronic communication is introduced

For further information please contact:

Toon Bouten
President & CEO

GN Store Nord A/S
Tel.: +45 45 75 00 00

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 45 75 00 00

GN STORE NORD – ANNUAL REPORT 2006



GLOBAL INNOVATOR IN PERSONAL COMMUNICATIONS

CONTENTS

MANAGEMENT'S REPORT

FINANCIAL STATEMENTS

Glossary and Key Ratio Definitions can be found on the inside of the back cover

GN

Continuing Activities

GN is the world's leading headset manufacturer. The company markets corded and wireless headsets under the Jabra brand for office and contact centre professionals and for users of cell phones and portable music players. GN also develops headsets and accessories for telephony and music for OEM partners. GN's products are sold in over 70 countries worldwide. GN is listed on the Copenhagen Stock Exchange. For more information, please visit www.gn.com and www.jabra.com.

Discontinuing Activities

In 2006, GN agreed to sell its hearing instruments and audiologic diagnostics equipment operations to Phonak AG. For the purposes of this Annual Report, the Management's Report for the discontinuing activities is provided separately from the report on the continuing headset operations. As a result, the first part of the Management's Report in this Annual Report for 2006 covers the developments of GN's continuing operations in the headsets business, including the Great Northern Telegraph Company and group functions in GN Store Nord A/S.

Cover photo: The T5300 series – wireless headsets for or fixed line telephony

The year at a glance

GN Store Nord achieved many of the goals set for 2006. GN became a dedicated headset company and played a part in creating the world's largest hearing instrument manufacturer through the agreement to divest GN ReSound to Phonak for DKK 15.5 billion. In Denmark, GN relocated to the new corporate headquarters, which will house both GN's continuing and discontinuing operations.

GN retained the position as the world's leading headset manufacturer, continued to generate increasing headset sales to offices and retained the position as the world's largest provider of wireless headsets for mobile phones and similar products. A number of innovative products were developed and launched for telephony and music.

However, the year was also impacted by losses related to discontinuing Hello Direct's unsuccessful try'n'buy campaigns, by challenges involving two key mobile products for the US market, and by a general shift towards mainstream products on the market for mobile headsets. Consequently, the headsets business reported unsatisfactory financial results.

In connection with the agreement to divest the hearing instrument operations in October. Due to the change in GN's corporate structure, CEO Jørn Kildegaard decided to leave GN and also head of the hearing instrument activities, Jesper Mailind, left the Executive Management. As of October 2006, Toon Bouten took over as President and CEO of GN. Among other things, Mr. Bouten was appointed on the basis of his special knowledge and skills relating to consumer electronics and corporate turnarounds. Since taking up the position, he has worked on and taken the initial steps in implementing the new strategic plan for reversing the performance of GN's headset operations. The new strategy is released with this Annual Report.

The markets for mobile phone and office headsets both offer attractive opportunities, driven by the growing sales and expanding functionalities of mobile phones, PDAs and other device, as well as an increasing demand for converging technologies in all devices. In addition, growth in sales of portable music players and the growing use of IP telephony increases the demand for wireless stereo headsets that can be used with music players, PCs as well as telephones.

The strong market growth has attracted new players and made all headset markets more competitive, especially the mainstream segment for mobile headsets. This market development increases the demand for ever more frequent product launches and the need for an organization with the flexibility to adapt to dynamic market conditions.

Under the new strategy plan, GN will reorganize the business within the near future in order to enhance productivity and improve the ability to adapt to fluctuating market conditions. Subsequently, GN will again focus on profitable growth in existing product categories and distribution channels.

The initial phase of the plan has been to divide the headset business into four business areas. This ensures ownership of the business models in order to compete in each of the four areas. The four business areas are contact centers, offices, the premium mobile headset segment and the mainstream segment, which includes Jabra branded entry level mobile headsets and OEM products.

GN will focus on the strong Jabra brand, which is well-positioned in the mobile headsets segment and in the future all new products for the contact center, office and mobile markets will be launched under the Jabra brand.

When the Xiamen factory is handed over to Phonak, GN intends to outsource all production and parts of the logistics to one major business partner and a number of minor business partners. This will provide the necessary skills and improved quality throughout the value chain, greater flexibility in relation to the fluctuating demand, while also reducing costs and working capital.

The initial steps to implement the plan have been taken with a number of organizational changes, negotiations with relevant business partners and necessary changes made to in-house business procedures, among other things.

Within GN's hearing instrument activities, GN launched 11 hearing instruments in all price categories, the largest number in any single year. Based on an assessment of the future opportunities for growth, GN's Supervisory Board resolved to examine the best strategic alternatives for GN ReSound and the related operations in GN Otometrics' audiologic diagnostics equipment, including the potential for playing a part in industry consolidation. In October, the strategic review resulted in an agreement to sell the hearing instrument and audiologic diagnostics equipment operations to the Swiss hearing instrument manufacturer Phonak Holding AG, which will then become the world's largest manufacturer of hearing instruments. By mid-January, the competition authorities in all relevant countries with the exception of Germany had approved the agreement between GN and Phonak. GN expects to receive approval from the German authorities no later than in April 2007. The transaction is still expected to be completed in the first half of 2007.

At the closing of the agreement to sell the hearing instrument operations GN will receive an attractive price. GN intends to distribute most of the proceeds to the shareholders as soon as possible and at the same time capitalize the headset activities with a net cash position of DKK 1 billion in order to provide the foundation for the positive prospects set out in the new plan for the headset operations. The past period created uncertainty among GN employees and it also required substantial extra work from them. Nevertheless, GN has received a dedicated effort from our employees.

In other words, 2007 represents the start of a new era for GN. On the one hand, the organization is working to carve out the hearing instrument activities, so the operations can be handed over to Phonak in the best possible way while, on the other hand, working to structure and implement the plan that will mark the beginning of GN's future.

Consolidated Financial Highlights* (DKK millions)	2002	2003	2004	2005	2006
Earnings - Income statement in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU					
Revenue	5,512	4,742	5,548	3,533	3,413
Operating profit (loss) before share of profit (loss) in subsidiaries and associates	(4,714)	90	506	312	(129)
Operating profit (loss)	(4,747)	86	532	309	(129)
Profit (loss) from ordinary activities before tax	(5,289)	263	534	343	(154)
Profit (loss) from continuing operations	-	-	-	278	(55)
Profit (loss) from discontinuing operations	-	-	-	572	403
Profit (loss) for the year	(5,114)	250	508	850	348
Earnings - Investor-specific highlights					
Earnings before depreciation, amortization and impairment (EBITDA)	(997)	670	865	391	(15)
Earnings before amortization and impairment of goodwill and other intangible assets acquired in company acquisitions (EBITA)	(1,204)	549	731	322	(120)
Balance sheet					
Share capital	879	879	879	879	855
Group equity	4,789	4,473	4,580	5,349	4,900
Parent company equity	4,789	4,473	5,799	5,293	4,811
Total assets	7,938	6,597	6,086	8,091	8,227
Net interest-bearing debt (incl. discontinuing operations)	(1,243)	(784)	(245)	(720)	(1,387)
Cash flows					
Cash flows from operating activities (CFFO)	241	827	959	137	231
Cash flows from investing activities	(704)	(358)	(273)	(175)	(458)
Total cash flows from operating and investing activities	(463)	469	686	(38)	(227)
Dividends					
Parent company dividends paid	-	132	132	132	-
Development costs					
Development costs incurred for the period	625	264	307	134	179
Restructuring costs					
Restructuring recognized in income statement	374	140	-	-	(2)
Restructurings, paid	321	147	40	4	-
Investments					
Plant and machinery etc.	147	105	121	110	214
Real property including leasehold improvements	50	47	99	5	148
Development projects, developed in-house	377	132	142	70	96
Other intangible assets excluding goodwill	67	38	41	20	52
Investments in discontinuing operations (January 1-September 30, 2006)	-	-	-	218	187
Total (excluding company acquisitions)	641	322	403	423	697
Company acquisitions	21	-	-	-	-
Acquisition of associates	21	26	1	-	-
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	987	565	473	141	184
Impairment of intangible assets	2,991	-	-	-	-
Key ratios					
Parent company pay-out ratio	0.0 %	15.0 %	15.0 %	15.0 %	0.0 %
Dividend per DKK 4 share (in Danish kroner)	0.0	0.6	0.6	0.6	0.0
EBITA margin	(21.8)%	11.6 %	13.2 %	9.1 %	(3.5)%
Return on invested capital including goodwill (ROIC including goodwill)**	(11.9)%	8.5 %	16.2 %	22.6 %	(7.0)%
Return on equity	(66.0)%	5.4 %	11.2 %	17.1 %	6.8 %
Equity ratio	60.3 %	67.8 %	75.3 %	66.1 %	59.6 %
Key ratios per share					
Earnings per share basic (EPS)	(24.20)	1.19	2.40	4.08	1.71
Earnings per share diluted (EPS diluted)	(24.20)	1.18	2.38	4.04	1.69
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc.	(7.59)	3.36	3.47	4.32	2.20
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc., diluted	(7.59)	3.35	3.44	4.28	2.18
Cash flow from operating activities per share (CFPS)	1.14	3.90	4.50	0.65	1.12
Book value per DKK 4 share	23	21	27	24	23
Share price at the end of the period	21	38	59	83	84
Employees					
Average number	5,475	4,343	4,640	5,190	5,483
Average number (continuing operations)	-	-	-	1,989	2,028

* The consolidated financial highlights are only restated for the presentation of GN ReSound as a discontinuing operation for 2005 and 2006

** For 2005 and 2006 calculated based on pro-forma balance sheets.

Agenda

GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a manufacturer of headsets for users all over the world.

Following the divestment of the hearing instrument and audiologic diagnostics equipment businesses, GN has become a dedicated developer, manufacturer and seller of headsets and related products. In the future, all GN headsets will be marketed globally under the Jabra brand.

GN headsets are manufactured mainly in China. In 2006, more than 85% of the headsets were produced by subcontractors and following the sale of the Xiamen factory in China, all headsets will be produced by subcontractors. North America is the largest single market. The total work force in the continuing operations numbered about 1,800 employees at December 31, 2006, of which some 1,300 were employed outside Denmark.

GN is listed on the Copenhagen Stock Exchange and is a component of the OMX C20-index.

Mission

As an international market leader, GN aims to generate a competitive return for its shareholders by developing, manufacturing and marketing innovative solutions for personal communication, offering users increased mobility and efficiency, and helping our employees respond to challenges and develop responsibility in an environment that combines advanced technology with global sales.

Overall Goals

- expand the leadership in the headset market
- achieve competitive profitability and an attractive return on capital employed.

Goals and means 2007–2009

Goals

GN's goals for 2007-2009 are to:

- reengineer the business into a scalable business structure
- be the leading supplier of headsets for offices
- strengthen the position in the contact center market
- remain the largest provider of wireless headsets for mobile phones and similar products
- achieve profitable growth in all business areas
- retain the innovation leadership
- achieve world class operational excellence
- ensure that the GN share price reflects the company's results and strategic potential
- retain key employees in strategically important positions.

Means

In 2007-2009, GN plans to:

- build a strong, market-oriented organization within the individual business areas
- enhance all operational processes to match the requirements in our business areas
- ensure high and consistent quality in products and processes
- enhance employee, production, distribution and subcontractor productivity
- reduce costs and tied-up capital, especially in working capital
- reengineer the global supply chain
- launch innovative products that are increasingly based on shared platforms
- retain the status as an attractive employer that offers development opportunities to employees and provides performance-related remuneration.

GN's Future Strategy

In appointing Toon Bouten, GN has ensured that the management has the necessary skills to meet the future requirements GN will be facing as a headset business operating in a fast-expanding, competitive market.

The Supervisory Board intends to propose that the AGM approve a new Board composition that will reflect the changed conditions.

In this Annual Report, the new management presents the revised strategy intended to enable GN to capitalize on the opportunities provided by the company's strong starting point and by the attractive markets.

The markets for headsets for mobile phones and offices continue to expand strongly, and demand is growing for wireless stereo headsets combining music and telephony. This strong market growth, especially in mainstream mobile headsets, has attracted new players and made the market more competitive. This increases the need for frequent product launches that meet user demands as well as the need for a flexible organization able to adapt to dynamic market conditions.

In its current strategic position, GN is the world's leading independent manufacturer of headsets with the broadest product portfolio in the market supported by a strong tradition for adopt technologies and implementing them in innovative, trend-setting products. GN is a recognized supplier and business partner to OEM customers, telecoms operators, IT distributors and to the retailers, and Jabra is a recognized brand.

Three Stages towards Profitable Growth

GN intends to retain and strengthen the position built up by the headset business over the last few years. Already in the 2006 Q3 Interim Report a few of the elements for refocusing GN towards profitable growth were presented, but the overall strategy plan that will be implemented in three overlapping stages is now be presented in its entirety:

Reengineer – End-2006-mid-2008: Reengineer the business into a single scalable business model, align costs and sharpen processes to match best practices in the consumer electronics industry. This part of the plan will generally be implemented during 2007, although parts of it will not take effect until in 2008.

The core elements of this part of the strategy include:

1. *A market-oriented organization* – Redistributing employees between direct sales staff and indirect staff will provide a sharpened customer and market focus. Setting up four business areas will sharpen the sales focus. Customer segmentation to increase the focus on strategic alliances with major customers and more efficient servicing of small customers.
2. *Manufacturing & processes* – All production and parts of logistics will be outsourced to one main business partner and a number of small business partners. Business processes will be simplified and made more efficient in order to increase the flexibility of the cost structure and improve customer satisfaction. Products are to be based on shared hardware and software platforms.
3. *Enhanced productivity*
   a) **Costs and working capital**; the changes set out above will improve the revenue/cost ratio and reduce working capital and fixed assets
   b) **Employees**; implementation of a more flat management structure and a stronger focus on achieving performance targets. Reduction of the overall number of employees.
   c) **Production**; outsourcing to one main business partner in order to improve quality and enhance production process productivity
   d) **Distribution**; revise the distribution strategy, postponing product assembly as late as possible before shipping the product to the customer
   e) **Suppliers**; sharply reducing the overall number of subcontractors.

Accelerate – Mid-2007-mid-2010: When the business model has become more scalable, GN intends to accelerate growth rates in the headset business with frequent launches of products featuring innovative design and technology that meet customer demands, and grow the business with existing and new customers without similar growth in cost levels, capital expenditure and working capital.

Extend – Mid-2008-mid-2010: Expand into new, related activities. Extend the use of existing sales channels.

Refocusing on Customers and Markets

The new strategy plan will divide the headset business into four separate business areas, each operating under different market conditions and managed as a separate profit center with full bottomline responsibility.

- **Contact Center** – this is a high penetration market with moderate growth rates of 2-4% per year and with about 25% operating margins. Sales are primarily made through system integrators. The requirements to sound quality, functionality and comfort are high. GN intends to retain its position on this attractive market and to grow in all markets, especially in North America, the UK and Asia, by constantly expanding the product portfolio.
- **Office** – the office market is currently growing by 10-20% per year with operating margins of about 15%. Main growth drivers are the benefits provided by wireless headsets, IP telephony, and new retail-oriented sales channels, such as IT distributors and the retailers. GN's goal remains to become the leading manufacturer of headsets for offices, in part by establishing a leading position as a provider of IP telephony solutions and solutions supporting the growing convergence between various types of telephony. The strategy is based on a differentiated customer approach to the Large Enterprise, Small/Medium-size Enterprise and Small Office/Home Office (SOHO) customer segments.
- **Premier** – the upper segment of the market for mobile products; currently growing by about 30% per year and with single-digit operating margins. GN aims to grow with the market by expanding Jabra's position as the leading headset brand, accelerate the development pace and the marketing of innovative trend-setting products in support of a strong brand name strategy with a positive spillover effect on the other three business areas.
- **Mainstream** – the market for mainstream mobile products served by the Jabra brand and OEM products is currently expanding at a rate of 30-40% annually with low single-digit operating margins. A key GN priority is to be a supplier to OEM customers and telecoms operators by offering competitive products while at the same time covering the rest of the market with the company's own Jabra brand products. Headsets for music is an expanding market highlighting the market convergence. GN aims to achieve economies of scale in production and development and to gain a competitive edge through high-volume production.

Improvement Process

In order to optimize the support of the four new business areas, GN will implement a number of restructurings of the organization and of internal processes that will also signal the completion of GN's long-lasting transformation to becoming a dedicated headset business.

In order to sharpen GN's customer and market focus, the sales, product marketing and general marketing functions were allocated to the four business areas in December 2006.

Other relevant group functions will continue to operate on the basis of dedicated resources allocated to the various business areas.

The restructuring will sharpen the development and decision-making processes considerably, so as to prevent product delays. Time to market, from the product definition stage to launch, will be cut in half, so GN will be able to launch more products at an ever increasing pace, with greater differentiation between the products and an ever growing focus on user needs and requirements.

Brand Focus

In the future, GN will focus on the strong Jabra brand, which is well-positioned in the mobile headset segment. All new products for the contact center, office or mobile markets will be launched under the Jabra brand. Profiling a single brand will leverage GN's branding and promotional spending. As a result, a number of products will be rebranded during 2007 and all new products will carry the Jabra label. Product design and functionality along with product marketing will be the factors differentiating the individual business areas.

Flexible and Efficient Supply Chain

The new strategy plan will simplify GN's global organization and processes and enhance flexibility, facilitating faster alignment with changing market conditions. The process will trim the cost structure along the entire value chain, adapting it to GN's level of revenue: inventories will be reduced, the supply chain will be optimized, and general administrative costs will be cut. GN is not reducing R&D spending.

GN plans to outsource all production and parts of the logistics to one main business partner and a number of small business partners. This will provide the necessary skills, improve quality throughout the value chain, increase flexibility in relation to the fluctuating demand, while also reducing costs. GN also plans to implement a production and distribution strategy in which final product assembly is postponed to as late as possible before the product is shipped to the customer. This postponement setup will reduce inventories and other tied-up capital further. At the same time, a growing number of products will be based on shared hardware and software platforms, reducing production, inventory and logistics costs.

GN has entered into negotiations with a business partner with the purpose of setting up an integrated partnership for production and other logistical services. Negotiations are expected to be finished by the end of the second quarter of 2007. Full implementation of the partnership is then expected to take between nine and twelve months. The initiative will improve GN's customer service and further reduce supply chain costs and working capital.

Outlook for 2007

Expectations are expressed in approximate numbers and should be interpreted with greater uncertainty than normally due to the substantial changes being made and the volatility of GN's markets. In 2007, GN will report separately on continuing and discontinuing operations.

For the continuing operations, the results will be divided into CC&O Headsets (Contact Center and Office), Mobile Headsets (Premier and Mainstream) and Other Operations.

The outlook excluding restructuring costs is projected:

The CC&O Headsets business excluding Hello Direct expects organic growth to remain high at about 10% and to generate revenue of approximately DKK 1.3-1.4 billion. European growth is expected to exceed North American growth. The normal seasonal variations in EBITA are expected, with first and second quarter trailing the fourth quarter slightly and with Q3 earnings at a somewhat lower level due to the summer holidays in Europe. EBITA is expected to be approximately DKK 250 million.

Hello Direct is expected to generate a small EBITA profit on a revenue of DKK 250-300 million.

The Mobile Headsets business is expected to increase revenue by about 15% organically to around DKK 2.0–2.1 billion. EBITA is expected to be a loss of approximately DKK 50–75 million. The Mobile Headsets business is expected to generate negative earnings in the first and second quarters and to be profitable in the third and fourth quarters. As a result, the Mobile Headsets business is expected to grow less than the market in the first half-year. In the second half-year, growth is expected to be at the market level, with Q4 outperforming Q3. The EBITA margin is expected to be 2-3% in the fourth quarter. In addition to the earnings improvements, lower capital employed including working capital will be the means of achieving a satisfactory return.

Group functions are expected to have total costs of approximately DKK 30 million.

The projections for GN's continuing operations are a revenue growth of about 10% to approximately DKK 3.7 billion and EBITA excluding non-recurring items of DKK 150-175 million assuming a US dollar-Danish krone exchange rate of 5.75. In 2006, EBITA excluding non-recurring items was DKK 70 million.

In addition to the above, restructuring costs will be in the range of DKK 50-100 million, of which the cash flow effect is expected to be DKK 50 million at most. Accordingly, EBITA including restructuring costs is expected to be DKK 50-125 million

Operations in 2007 will be impacted by the gradual implementation of the above-mentioned plan. In addition to the normal seasonal fluctuations, results will be impacted by restructuring costs and by falling underlying overheads during the year. Accordingly, the restructuring of the supply chain is not expected to have a notable financial impact until in the fourth quarter.

As a result, earnings will be negative in the first quarter and peak in the fourth quarter, both including and excluding restructuring costs.

When the implementation of the new business model is completed by the end of 2007, the second stage of the plan, "Accelerate", will be launched. Accordingly, both revenue growth and operating margins are expected to be higher in 2008 than in 2007.

Amortization of intangible assets is expected to amount to approximately DKK 10 million.

Financial items are expected to be approx. DKK 0, depending on the timing of the closing of the agreement to sell GN Resound to Phonak.

As previously mentioned, profit from the sale of discontinuing operations is expected to be at least DKK 10 billion.

For the discontinuing operations, the sale of GN ReSound to Phonak is expected to be finalized in mid-2007. Profit from the discontinuing operations for the first half-year, which will be reported under a separate line item in the Income Statement, is expected to be DKK 150-200 million.

Focusing on Headsets

GN's continuing operations consist of the headset operation, the Great Northern Telegraph Company and the group functions, following the sale of the hearing instrument operations and the audiologic diagnostics business to Phonak AG.

Q4 2006

The financial results were in line with the guidance provided in the announcement of October 2, 2006. Q4 was impacted by the gradual implementation of the new plan with non-recurring costs totaling DKK 35 million, consisting of DKK 22 million in severance payments and DKK 13 million from an acceptance ex gratia of products returned by a major US customer.

Revenue was DKK 840 million, down from DKK 946 million in Q4 2005, which was in line with the guidance provided on October 2, 2006. GN's continuing operations generated overall organic growth of (8)% relative to Q4 2005. The decline was due to Hello Direct's discontinued try-'n'-buy-campaigns earlier in the year and a slight drop in Mobile Headset revenue. As expected, revenue from both CC&O and Mobile headsets increased compared to the previous quarter.

New product launches remain the key sales driver. The innovation rate remained high, at 25% for CC&O Headsets and at more than 90% for Mobile Headsets.

Costs were impacted by the ongoing implementation of the new strategy. Excluding one-offs, sales, marketing and administrative costs were DKK 211 million, compared to DKK 256 million in Q4 2005. The drop in sales, marketing and administrative activities was due to Hello Direct's discontinued try'n'buy campaigns and cost cuts resulting from the implementation of the new strategy.

Net of the above-mentioned non-recurring costs, EBITA was DKK 20 million (EBITA margin of 2.4%) against DKK 104 million in Q4 2005 (EBITA margin of 11.0%). The reduction was due to Mobile Headsets' increase in sales of mainstream products at lower margins.

Inventories fell by DKK 155 million during the quarter to DKK 316 million from DKK 471 million at the end of Q3 2006, when inventories were exceptionally high due to the sudden slowdown in the sale of mobile headsets. Inventories are expected to continue to fall. Trade receivables were up by DKK 67 million to DKK 604 million, due to the sales growth relative to Q3 2006. Trade payables were DKK 220 million, as compared to DKK 131 million at September 30, 2006.

This brought cash flows from operations to DKK 239 million in Q4 2006 against DKK (12) million in Q4 2005 and the free cash flow was DKK 125 million, compared to DKK (83) million in Q4 2005. The cash flow was impacted by the above-mentioned non-recurring costs, in part because Hello Direct's operations in Dover, New Hampshire, USA were shut down.

CC&O Headsets

CC&O Headsets revenue was DKK 405 million including Hello Direct, corresponding to (7)% organic growth relative to the Q4 2005 revenue of DKK 454 million. Excluding Hello Direct, revenue was DKK 335 million, corresponding to 6% organic growth relative to Q4 2005.

CC&O Headsets generated 14% organic growth in Europe relative to Q4 2005. A main improvement driver was the added investment in marketing and sales. Earnings were higher than expected, driven especially by the continuing success of the GN 9120 wireless headset, whereas the GN 9300 series launched in early 2006 has yet to meet expectations.

Growth in the US market was impacted negatively by Hello Direct, mainly due to the try-'n'-buy campaigns discontinued earlier in the year. Excluding Hello Direct, revenue in North America fell short of expectations due to a market slowdown. The organic growth rate was (10)%, excluding Hello Direct.

Hello Direct suffered a Y-o-Y decline due to the try'n'buy campaigns, which were discontinued in June because customers returned or failed to pay for their headsets after the end of their free trial period. Hello Direct achieved a revenue of DKK 70 million, down from DKK 130 million in Q4 2005. GN began to restructure the business already in the fourth quarter, and improvements are expected to materialize already in Q1 2007.

Products launched in the past 24 months contributed more than 25% of Q4 revenue, compared to 5% in Q4 2005. Wireless headsets contributed 40% of 2006 revenue, compared to 44% in Q4 2005.

CC&O Headset revenue in the fourth quarter excluding Hello Direct was DKK 87 million in North America, DKK 218 million in Europe and DKK 30 million in Asia and the rest of the world.

Costs were impacted by non-recurring items of DKK 16 million related to the organizational changes.

CC&O Headset EBITA excluding Hello Direct and excluding non-recurring items was DKK 89 million (EBITA margin of 26.6%), which was in line with the 2005 rate (26.5%).

Mobile Headsets

Mobile Headsets revenue was DKK 435 million, which was in line with the guidance provided on October 2, 2006. Accordingly, growth was (8)% relative to the Q4 2005 revenue of DKK 487 million.

Jabra headsets contributed DKK 245 million, or 56%, to revenue, which was slightly less than expected. Organic growth for Jabra headsets was (2)%. The strong growth in sales of mainstream products continued, especially on the North American market.

Revenue from OEM products was slightly higher than expected at DKK 190 million, compared to DKK 223 million in Q4 2005.

Wireless Bluetooth-enabled headsets contributed 93% of Mobile Headsets revenue. Products launched in the past 24 months contributed to more than 90% of revenue. GN now has about 20 products in its mobile headsets portfolio and six active OEM agreements.

Jabra headset revenue in Q4 was DKK 144 million in North America, DKK 77 million in Europe and DKK 24 million in Asia and the rest of the world.

Costs were impacted by non-recurring costs of DKK 19 million, consisting of DKK 13 million for the acceptance ex gratia of a product shipment returned by a customer and DKK 6 million in severance payments.

Excluding non-recurring items, EBITA was lower than expected (EBITA of DKK (49) million and EBITA margin of (11.3)%) against DKK 25 million (5.1%) in Q4 2005. The shortfall was due to the continuing sales of low-margin mainstream products through mobile operators, especially on the North American market.

Full Year 2006

GN's continuing operations generated revenue of DKK 3,413 million, which was in line with the guidance provided on October 2, 2006. The difference relative to 2005, when revenue was DKK 3,533 million, was caused by weaker sales of mobile headsets and lower revenue in Hello Direct. Revenue fell well short of the projections announced at the beginning of 2006, due to significant lower than expected Mobile Headsets revenue. Revenue from the attractive CC&O segment improved throughout the year, especially on the European market. The improvement continues to be driven by headset sales to the low-penetrated office segment, which is increasingly demanding wireless products.


REVENUE - DKK millions
4.000
3.000
2.000
1 000
0
2002
2003
2004
2005
2006

Gross profit was DKK 1,234 million. The reduction from DKK 1,459 million in 2005 was due to weaker Mobile Headsets revenue, the greater share of revenue from low-margin mobile headsets and the discontinuation of Hello Direct's try'n'buy campaigns which were accelerated in 2005. The gross margin excluding Hello Direct was 33.7%, down from 38.2% in 2005.

Development costs incurred rose by DKK 45 million, or by 34%, relative to 2005, of which 54% was capitalized. Development costs incurred totalled about 5% of revenue. Development costs are expected to continue to rise in the years ahead, driven by expectations of higher revenue and as part of the more intensive development efforts initiated in response to the growing requirement of ever more frequent product launches.

Capitalized development costs amounted to DKK 115 million at 31 December 2006 against DKK 82 million at December 31, 2005. Capitalized projects are amortized over a period of from one to three years. In Mobile Headsets, projects are amortized over 12 months due to the short commercial life of these types of products.


REVENUE distributed geographically 2006 - %
Asia and
rest of world
9%
North
America
41%
Europe
50%

Development costs recognized in the income statement rose to DKK 147 million (2005: DKK 123 million) including DKK 64 million (2005: DKK 59 million) in amortizations on previously capitalized projects.

New products launched within the last 24 months accounted for 58% of revenue. Especially, the Jabra JX10 and the Jabra BT160 were successful launches.

In line with the guidance provided on October 2, 2006, the full-year EBITA was a loss of DKK 120 million, compared to a profit of DKK 322 million in 2005. EBITA was DKK 70 million excluding the DKK 115 million writedowns on Hello Direct's try'n'buy campaigns, DKK 40 million in inventory writedowns in the third quarter and DKK 35 million in severance payments, among other things, in the fourth quarter. The lower EBITA level was due to the significant developments in the Mobile Headsets business, with a big proportion of headsets sold at low prices and low margins and due to the planned increase in spending on development, sales and marketing activities. The latter factor had a DKK 58 million impact on the combined EBITA of CC&O Headsets, excluding of Hello Direct, and Mobile Headsets.


EBITA - DKK millions
450
300
150
0
-150
2002
2003
2004
2005
2006

Net financial items were DKK (37) million against DKK 21 million in 2005. The increase in expenses was mainly due to the higher average net debt.

The loss before tax was DKK 154 million compared to a profit of DKK 343 million in 2005. This is in line with the guidance provided on October 2, 2006.

Tax on the profit for the year was an income of DKK 99 million, because GN capitalized tax-loss carryforwards for 2006 relating to the North American operations, among other things.

This brought the loss from continuing operations to DKK 55 million.

Profit from discontinuing operations was DKK 403 million, which was in line with the guidance provided on October 2, 2006.

Accordingly, the profit for the year was DKK 348 million against a profit of DKK 850 million in 2005.

Total assets increased to DKK 8,091 million at December 31, 2006, from DKK 8,227 million a year earlier. The change was mainly due to the acquisition and renovation of the new corporate headquarters.


EBITA-MARGIN – %
15
10
5
0
-5
2002
2003
2004
2005
2006

The following statements apply to the pro-forma balance sheet relating to the continuing operations. The pro-forma balance sheet is provided in the investor-specific statements.

Inventories were reduced by DKK 111 million to DKK 316 million and trade receivables fell by DKK 116 million to DKK 604 million. The inventory turnover rate fell from 98 to 70, and debtor days fell from 68 days to 60. Trade payables fell by DKK 60 million to DKK 220 million. Net interest-bearing debt including discontinuing operations was DKK 1,387 million against DKK 720 million at December 31, 2005. The increase was due to the share buybacks and dividend payments totaling DKK 524 million made during the year, and the impact from the free cash flow of DKK 227 million.

Intangible assets, consisting mainly of goodwill, amounted to DKK 746 million against DKK 763 million in the previous year. The reduction was due to the effects of the lower DKK/USD exchange rate on USD-denominated goodwill.

GN invested DKK 458 million in intangible assets and property, plant and equipment in 2006.

Investments in the new corporate headquarters in 2006 amounted to DKK 306 million.

Investments in intangible assets amounted to DKK 147 million, of which development costs accounted for DKK 96 million, a 39% increase on the previous year. The remaining investments in intangible assets related mainly to software, including investments associated with for the upcoming split into two IT functions with separate applications and infrastructures when the divestment of GN ReSound is finalized.

Divestments of operations generated a cash inflow of DKK 49 million, as GN received the outstanding proceeds from the divestment in 2004 of the ownership interest in the Moldavian mobile operator Voxtel.

Equity was DKK 4,900 million at December 31, 2006 against DKK 5,349 million a year earlier.

The number of employees fell to 1,795 at December 31, 2006 from 2,073 at December 31, 2005. The decline mainly involved staff at the factory in Xiamen, China, and was due to a continuing increase in the outsourcing of headset production to subcontractors.

Cash flows from operations were DKK 231 million, representing a 69% increase from DKK 94 million in 2005.

The improvement materialized in spite of lower earnings, because of a substantial improvement in working capital.

Cash flows from operations before changes in working capital fell to DKK 67 million in 2006 from DKK 498 million in 2005.

A substantial reduction of the working capital during 2006 released cash flows of DKK 185 million. Reduced inventories and a drop in trade receivables produced the decrease in capital employed.

Net interests was an expense of DKK 46 million, compared to an income of DKK 6 million in 2005. The change was mainly attributable to the increase in net interest-bearing debt during 2006. Taxes improved cash funds by DKK 25 million in 2006. The amount involves inter-company payments from discontinuing operations to continuing operations in relation to joint taxation.

CC&O Headsets

CC&O Headsets revenue grew by 3% organically to DKK 1,587 million which was almost in line with the guidance of DKK 1.6–1.7 billion. The corresponding figures for 2005 were DKK 1,549 million and 17%. Excluding Hello Direct, CC&O Headsets generated 10% growth, sustaining the high rate, and a revenue of DKK 1,221 million, which was in line with guidance at the beginning of 2006 and throughout the year. The revenue increase was supported by the planned increase of development and sales and marketing activities by 16% to DKK 359 million.

Unlike 2005, when the North American markets expanded the most, the European markets were the main growth drivers in 2006. Organic growth in Europe was 15%, up from 6% in 2005, driven by the greater number of headset users in office environments and the resulting interest from new distribution channels in promoting the use of headsets. In addition, technological innovation also serves to increase demand for headsets, as several headsets on the market today can be used for telephony, mobile telephony, IP telephony, games and music.

Hello Direct, GN's direct sales channel on the SOHO (Small Office, Home Office) segment in the United States, conducted try'n'buy campaigns, inviting customers to try out a headset free of charge for 30 days. The campaigns were discontinued in June 2006, because customers failed to pay for their headset and due to a substantial return rate. Discontinuing the campaigns resulted in writedowns totaling DKK 115 million. As before the try'n'buy campaigns were launched, the core focus for Hello Direct is now to drive sales, mainly of headsets, through telemarketing supported by catalog and online sales.


CC&O REVENUE Distributed by Corded and Cordless headsets – %
100
75
50
25
0
2004
2005
2006
Corded headsets
Cordless headsets

GN launched five new products on the CC&O market in 2006, including the award-winning GN 9300 headset series, which mainly targets the office market and can be used for ordinary telephony and IP telephony. At the CES convention in Las Vegas in January 2007, GN launched the wireless T5330 for offices, expanding the GN product portfolio for the CC&O market to more than 15 products. The wireless GN 9120 series, launched in February 2003, remains the most popular product. In the future, all CC&O products will be launched under the Jabra brand, and nearly all the existing

GN Netcom products will be given GN series names during 2007 and marketed under the Jabra brand.

CC&O Headsets revenue excluding Hello Direct was DKK 353 million in North America, DKK 752 million in Europe and DKK 116 million in Asia and the rest of the world.

EBITA was DKK 103 million (EBITA margin of 6.5%), impacted by non-recurring costs of severance payments, among other things, totaling DKK 16 million. Net of the above-mentioned non-recurring costs, EBITA was DKK 119 million (EBITA margin of 7.5%), which was better than the guidance of DKK 100 million provided on October 2, 2006. In addition, EBITA was also negatively impacted by non-recurring costs relating to Hello Direct of DKK 115 million. These costs were included in the guidance of October 2, 2006. The 2005 EBITA was DKK 313 million (EBITA margin of 20.2%).

The EBITA margin was 20% excluding Hello Direct and excluding the above-mentioned non-recurring items, compared to 24.1% in 2005.

Mobile Headsets

Mobile Headset revenue was DKK 1,809 million, which was better than the guidance provided on October 2, 2006, but well short of the forecast of about DKK 2.7 billion provided at the beginning of 2006.


REVENUE Distributed by Bluetooth and other products – %
100
75
50
25
0
2004
2005
2006
Bluetooth products
Other products

The increase relative to the guidance of October 2, 2006, was due to greater-than-expected OEM revenue, which made up DKK 834 million of the overall Mobile Headset revenue. Demand from OEM customers fell in the third quarter, but recovered in the fourth quarter.


REVENUE Distributed by Jabra products and OEM Products – %
100
75
50
25
0
2004
2005
2006
Jabra products
OEM products

The significant shortfall relative to expectations at the beginning of 2006 was due to lower-than-expected sales of two key products to two North American accounts in the second half-year and a substantially higher proportion of mainstream products in sales than had been expected. This led to overhead costs being too high relative to the lower-than-expected revenue and produced a lower-than-expected margin of products sold.

GN is the largest provider of headsets for mobile phones, but has lost market share during 2006 for the above-mentioned reasons. The market share is currently estimated to be about 25%. Unlike in previous years, Q4 revenue was slightly higher than the Q3 figure.

GN launched 13 mobile products on the market in 2006, including the Jabra BT160 with replaceable covers for the low-end segment. Along with new versions of the Jabra JX10, the BT160 was well received on the market. GN also launched the Jabra BT620s, which meets the demand from the converging markets for a single headset for PCs, mobile phones, music players and other Bluetooth-enabled products. In cooperation with Apple, GN also launched a Bluetooth adaptor enabling GN's wireless headsets to connect to Apple's portable music players.

At the CES convention in early January 2007, GN presented four new products, including the Jabra S5010 speaker made in cooperation with Klipsch, which can connect to almost all mobile music players, such as an MP3 player or a mobile phone. Accordingly, GN has a portfolio of about 20 mobile products.

Mobile products are increasingly sold through mobile operator retail shops.

Jabra headset revenue was DKK 975 million, distributed on DKK 585 million in North America, DKK 297 million in Europe and DKK 93 million in Asia and the rest of the world.

EBITA was a loss of DKK 184 million, or a loss of DKK 165 million excluding of the above-mentioned non-recurring items totaling DKK 19 million. EBITA for 2005 was DKK 61 million. As mentioned above, the substantial setback was due to a greater share of low-margin mainstream products in overall sales, but also due to the fact that the drop in revenue resulted in excess capacity.

Other Business Activities

Revenue in the GN Great Northern Telegraph Company was DKK 16 million against DKK 21 million in 2005. EBITA was DKK 4 million against DKK 6 million in 2005. DPTG I/S, in which GN has a 75% ownership interest, is still a party to arbitration proceedings with Telekomunikacja Polska S.A. As previously announced, DPTG I/S has claimed DKK 5 billion for the period from 1994 to mid-2005. The agreement between DPTG and TPSA covers the period 1994-2009. For more information see note 35.

New Management

Toon Bouten took over as President and CEO when the agreement to sell GN's hearing instrument operations was concluded in October, and he and CFO Jens Due Olsen now constitute GN's executive management.

GN's former President and CEO, Jørn Kildegaard, announced prior to the investigation into GN ReSound's strategic opportunities, that if the outcome of the investigation was a divestment of GN ReSound, he would want to resign his position because it would signify a material change to the nature of his job. He did so accordingly in October after almost 14 years with GN. Mr. Kildegaard was executive vice president from 1993 before being named President and CEO in 2001. At the same time, head of the hearing instrument activities Jesper Mailind left the Executive Management.

Events after the Balance Sheet Date

With a view to distributing most of the net proceeds from the sale of GN ReSound to Phonak as soon as possible after the transaction is finalized, GN held an extraordinary general meeting on January 5, 2007 (announcements nos. 1 and 2). The shareholders in general meeting resolved that when the transaction is finalized, GN will make a capital reduction and lower the nominal value of each GN share from DKK 4 to DKK 1. This will take place when the sale of GN ReSound to Phonak has received the approval of the German competition authorities, the only approval still outstanding, and when Phonak has completed the subsequent rights issue. The shareholders in general meeting also approved the distribution of most of the proceeds from the sale of GN ReSound to GN's shareholders. Closing of the transaction is still expected to take place in the first half of 2007.

GN 360° – Operations and Risk Management

Markets

GN is the second-largest player in the market, holding about 35% of the market for headsets for contact centers and offices. The headset penetration rate is still estimated at less than 10% among the some 100 million office workers in the western world who speak on the telephone at least two hours daily. Although it has become more competitive, the market still offers a great potential that is materializing more and more as wireless headsets are becoming more common on the market. Market analysts believe that the office market will expand by about 15% for a period of time yet, while growth in the contact center market, which has a penetration rate of almost 100%, will track GDP.

The mobile market remains very competitive, with still more players attempting to gain a foothold. As the largest provider of headsets to the mobile market, GN will seek to retain its 25% market share by launching innovative new products in 2007, followed by a drive to enhance the market share. The market for mobile headsets continues to expand strongly, but the relatively low prices and low earnings that prevail make high volume production essential for the players to stay competitive. The global market for Bluetooth-enabled headsets was estimated at 58 million units in 2006, and it is expected to grow to 190 million units by 2010. In value terms, the annual growth rate is forecast to be somewhat lower at about 30%.

On GN's core market, headsets for telephony, more and more players are combining telephony and music in their product offerings. GN also operates on the market for accessories for portable music players. Like the market for mobile headsets, this is also a very competitive market with established players.

Sales

GN sells headsets through a large number of channels. Headsets for contact centers are sold either directly to contact centers or through distributors specializing in supplying contact centers. GN's office headsets are sold direct to small and medium-size offices in the United States by mail order, online or by telephone through GN's own sales channel Hello Direct. Office headsets are also sold through retail chains, specialist distributors and telecoms operators.

OEM customers, which include leading mobile phone manufacturers, take almost half of GN's mobile headsets measured in DKK-terms. Demand fluctuates considerably from one quarter to the next, but it plays an important part in enabling GN to maintain the essential large-volume production of mobile headsets. GN's Jabra-branded mobile headsets are sold through operator outlets and electronics retail chains.

GN consistently added more resources to sales operations during 2005 and 2006, resulting in more agreements with retain chains and distributors today.

Sales to the ten largest headset customers accounted for 22% of CC&O revenue and 70% of Mobile Headset revenue. The largest headset customer accounted for about 20% of total headset revenue.

In the future, all GN products will be marketed under the Jabra brand, which is already an established brand in mobile headsets and existing GN Netcom products for the CC&O markets will also be marketed under the Jabra brand in the future.

Prices

All headset markets are becoming increasingly competitive. In tandem with the launch of new products and technologies, this is pushing down prices on existing products, especially on the market for mobile headsets where low-end products account for an ever greater part of sales. However, accelerating growth and the launch of cheaper products are also pushing down prices on the office markets. The launch of new headsets with more advanced features offset falling prices to some extent.

GN operates in a number of segments, and retail prices vary considerably depending on the segment and the functions of a headset. The cheapest Bluetooth-enabled headset, the Jabra BT135, sells at about DKK 300, while the most expensive one, the Jabra JX10, sells at around DKK 1,000. On the office market, a corded headset typically retails for about DKK 150-400 while a wireless headset sells for about DKK 1,000-2,500. Prices are generally a little lower on the contact center market.

Manufacturing

GN manufactured 27 million headsets in 2006, either in-house or through subcontractors, which was an 8% increase from 2005. All GN headsets are manufactured in China. Just over 85% of the headsets were manufactured by subcontractors, while the remaining almost 15% were produced at the factory in Xiamen, China. The production of headsets at Xiamen involves a total of 650 employees. Fluctuating demand from OEM customers and the peak period for headset sales during the final months of the year put extra pressure on the supply chain during the fall months.

GN intends gradually to outsource all headset production to subcontractors over time in order to capitalize more on the economies of scale available from high volume manufacturing.

As part of its ongoing efforts to develop and optimize the company's supply chain, GN has initiated negotiations with a main business partner for the purpose of establishing an integrated partnership in production and other logistics services. Such an arrangement will help reduce the number of subcontractors significantly. The negotiations are expected to be finished by the end of the second quarter of 2007. Implementation of the partnership is then expected to take between nine and twelve months. The initiative will improve customer service and further reduce supply chain costs and working capital.

The factory in Xiamen has been sold to Phonak. As many as possible of the employees working in the manufacturing of headsets will be offered a job in the production of hearing instruments or elsewhere in GN.

Most components for GN headsets are sourced in Asia.

Environmental Issues and Working Environment

GN has global environmental, health and safety and working environment standards that combine local and global rules. GN's production requires a modest amount of energy and materials, and as new designs make headsets smaller and lighter, even smaller amounts will be required. The batteries in almost all GN headsets are rechargeable. In 2006, GN phased out all components containing heavy metals such as lead and cadmium. As a result, the company complies with EU Directive 2002/95/EC, which took effect on July 1, 2006.

Selecting subcontractors, compliance with local environmental and occupational health and safety requirements is essential and GN regularly monitors such compliance. The GN supply chain expands this work on a regular basis along with GN's ethical standards, for example by ensuring that child labor does not occur and that local and global employee rights are observed.

Product Development

In 2006, GN spent DKK 179 million on development activities, equivalent to about 5% of headset revenue. Development costs have increased by 35% from 2005, due to a planned increase in investment for development as well as sales and marketing for both CC&O and Mobile headsets.

GN's consolidated innovation rate remained high in 2006, at about 60%. Especially the Jabra JX10 and Jabra BT160 headsets contributed to the high innovation rate.

GN launched almost 20 new headsets and accessories in 2006. GN has won many awards for its headsets, among others for design and functionality. In 2006, GN headsets received more than 30 awards and other recognitions.

GN employs a total of 200 employees in research and development. The activities are based in centers in Denmark and China. Most of the development engineers are based in Copenhagen or

EMPLOYEES Distributed by Function 2006 – %



Adm. & management 19%
Research & development 10%
Sales & distribution 26%
Production 45%

EMPLOYEES Distributed Geographically 2006 – %



Asia and rest of world 45%
North America 18%
Europe 37%

Aalborg, Denmark, to allow GN to capitalize on the many international businesses with operations in related fields located in Denmark and the Øresund region. In addition, Denmark has a university environment with leading technology know-how in acoustics, digital signal processing and communication technology. GN also has development operations in Xiamen, China, which will continue to be based in Xiamen following the sale of GN's hearing instrument operations and the factory in Xiamen.

GN also takes advantage of very good design skills in Denmark, applying design and technology input from external business partners. The share of development expenses allocated to external business partners fell from 31% in 2005 to 24% in 2006 due to a strong inflow of new employees. Thanks to this inflow of skills and know-how, more development activities were performed in-house.

In addition to the intentional expansion of development activities, the R&D function worked to develop technology platforms that will reduce the time to market from the idea stage and improve supply chain flexibility and productivity.

Human Resources and Organizational Development

In the first half of 2006, focus was on a number of strategic projects and initiatives for the purpose of increasing the level of service and quality of GN's HR services worldwide. The HR projects centered around two headlines: Talent Acquisition & Development and Developing the HR Delivery Model.

Among the projects of the year, the HR department developed an expatriation and global relocation policy, designed a new global leadership development program focusing on people and team development and carried out an organizational development process aligning strategy with people, processes and structure and assessing the talent of about 25% of GN's employees.

The HR organization consisted of about 25 full-time employees worldwide serving up to 2000 employees in more than 30 locations in almost 20 countries. The four locations with local HR covered around 75% of all GN employees and the remaining 25% of the employees were located at more than 20 locations without local HR support.

The main events of the second half of 2006 were the strategic review and the subsequent divestment of GN ReSound and GN Otometrics. As a result, most HR projects were placed under review as, going forward, the company will be divided in two organizations.

After the transaction with Phonak is finalized, the focus of the HR activities will continue to be to support the new GN business model and aligning HR activities to the new strategy.

HR worked closely with management in its work to spin off the hearing instrument operations, addressing the uncertainty employees have felt due to the many changes being made, and by communicating and providing dedicated assistance both to individuals and at the organizational level. This work will continue in 2007, as focus will also be on developing a globally aligned bonus and stock option program, optimizing and aligning key HR processes and ensuring global search for candidates through global advertising of vacancies.

IT

GN upgraded, consolidated and expanded its IT platform in order to build an infrastructure and a set of applications that will efficiently support the developments in the next couple of years. As part of the divestment of GN ReSound, steps were taken to divide the IT function and establish independent IT platforms and IT organizations for GN and for GN ReSound during 2007. The project is progressing as planned and the IT platform that will support GN's future development will be in place by mid-2007.

Assets and Investments

GN's assets held for operating activities – inventories, trade receivables and property, plant and equipment – amounted to DKK 1,421 million at December 31, 2006, or 17% of total assets. The remaining assets consist mainly of the value of assets held for sale, i.e. GN ReSound and GN Otometrics, of DKK 5,596 million, or 68% of total assets at December 31, 2006. In addition, the balance sheet consists of intangible assets of DKK 746 million, equal to 9% of total assets, and mainly involve goodwill and development projects.

RISK MANAGEMENT

In 2005, GN began implementing a standard risk management system so that major business risks can be identified, reported and managed in a uniform and systematic way throughout GN. The overall objective is to gain an overview of all GN's material risks and to consistently work to map, reduce or completely avoid unwanted risks to the extent this is possible and found relevant in light of GN's business strategy and know-how. The risk management process is conducted annually and the results are compiled by the corporate risk management function for presentation of GN's overall risk scenario to the management. In addition to the annual process, the risk management function is involved in major business changes, ensuring that the risk assessments form a part of the decision-making process.

Material Strategic and Operational Risks

GN's overall risk profile will change significantly after the divestment of GN ReSound is completed. Described below are a number of strategic and operational risks relating exclusively to the continuing operations. The order of the risks does not express any order of relative materiality and does not purport to present a full account of the risks, the business is exposed to.

Markets

GN's continuing operations are structured mainly to reflect the segments of the headset markets. Headset sales rely in part on general economic developments. This applies especially for headset sales to contact centers, as this market has a penetration rate of almost 100% and historically has correlated with developments in GDP in both the United States and Europe. Accordingly, GN regularly reviews any changes to the general economic outlook.

A substantial part of mobile headset sales is made to OEM customers, and aggregate sales to such customers may vary considerably depending on whether individual orders are won or not. As a result, this specific part of the business has become an independent business area together with GN's own mass-produced mobile headsets in order to have as many variable costs as possible and to make it easier to adapt the business model to sudden changes in demand.

GN suffered severe price falls in 2006, especially in the Mobile Headsets business, resulting in lower earnings and necessitating the productivity and flexibility-enhancing restructurings that will help GN remain a competitive player.

Competition

GN products are sold on most major markets in North America, Europe and parts of Asia. The markets for mobile headsets and headsets for offices are very competitive. Consequently, GN reviews market shares on an ongoing basis and carefully monitors new product launches in the headset industry. GN also monitors the frequent changes in sales growth in the various sales channels. When combined with a diversified product offering covering most price segments, this enables GN to optimize its presence in the fastest growing sales channels at any given time.

Employees and Corporate Reputation

GN's reputation and its brands are vital for its business prospects and for attracting and retaining skilled employees. GN regularly monitors compliance with local labor market rules on markets where GN operates, and being able to offer GN employees working conditions that as a minimum match local market standards or better is absolutely essential. In order to strengthen the awareness of GN's products, GN has resolved to promote the use of the Jabra brand by also marketing all new CC&O headset products under this brand in the future.

Research, Development and Quality

Headset product life cycles have constantly been shortened in recent years, especially for mobile headsets. The ability to identify and master new core technologies and to move quickly from idea to high quality product is essential for achieving the targets set. Over the past couple of years, GN's Product Creation department has developed an actual systematic product development process and worked to develop a number of product platforms to achieve both enhanced quality and shorter time to market. In addition, resources have been allocated for the development of a technology plan to make sure that new technology is available on a timely basis for the development of future products. A number of innovation forums and idea databases have also been set up to support new ideas, including some that promote thinking outside the box.

In order to make sure that we manufacture quality products, GN has developed a new, more stringent development model consisting of a number of gate reviews to ensure that each individual phase is complete before the next phase in initiated.

Manufacturing

Nearly all of GN's production is handled by selected subcontractors, giving GN much better tools for adapting production to market demands. GN is currently considering future manufacturing partners and a key part of this process is to make sure that satisfactory risk aspects are in place. For this purpose, GN makes a number of visits to the major production sites, reviews insurance and engineering reports on the production sites and reviews contingency plans in the event of breakdowns. GN also pursues a strategy of always having alternative supplier options. One specific Bluetooth chip manufacturer has a very large share of the global market, and if this company were to suffer a breakdown it would create a very difficult situation for the entire industry. GN has a quality system setting global environmental, health and safety and working environment standards. In order to ensure that the suppliers comply with GN's tough quality standards, GN conducts regular quality checks of all suppliers of finished products and of subcontractors of critical components. During such visits, GN also verifies that suppliers meet GN's ethical standards.

Insurance

GN's insurance program reflects the scope and geographical location of its business operations. As GN business operations are undergoing considerable change in the current situation, coverage requirements are reviewed not only when policies are renewed, but also on a regular basis together with local and global advisors. GN takes out insurance policies for liability, property damage and, when found appropriate and financially feasible, consequential loss. Liability and property damage coverage is subject to global and local standards. The Executive Management ensures that coverage always complies with GN's policies, reflects GN's exposure, and keeps the Supervisory Board updated on the scope and extent of the insurance program.

Foreign Currency

GN has currency exposure only in connection with commercial transactions. GN does not raise loans or place surplus cash in foreign currency unless doing so reduces a currency exposure. With more than 70% of revenue and costs generated in US dollars or US dollar-related currencies, GN's long-term industrial competitiveness and its EBITA are resilient to likely US dollar fluctuations. Short-term fluctuations in the dollar would impact profit as and when products manufactured at a given exchange rate are sold at a different exchange rate at a later point in time. In the longer term, Asian currencies will take on added importance in terms of both revenue and costs.

Funding and Capital Structure

At December 31, 2006, GN had an equity ratio of 60% and net interest-bearing debt of DKK 1,387 million. The debt was mainly DKK-denominated with duration of less than one year, reflecting the asset composition with few long-term assets other than goodwill. Other things being equal, a one-percentage-point increase in GN's funding costs would increase net interest expenses by approximately DKK 14 million assuming an unchanged level of debt.

After the divestment of GN ReSound is completed, GN intends to repay all debt and return approximately DKK 12.4 billion to the shareholders by way of a capital reduction. As soon as the final figure for the net proceeds from the GN ReSound sale is known, GN will pay an additional amount to shareholders through a new share buyback program, which will result in GN subsequently holding DKK 1 billion in liquid funds. Holding liquid funds of DKK 1 billion is the future target for GN's capital structure, as the Supervisory Board and the Executive Management believe such amount to be necessary to give the company sufficient flexibility to make attractive investments that will support the underlying business. Any adjustments to the size of the liquid funds resulting from GN's future free cash flows will be made predominantly through share buybacks, as these are the most appropriate means of distribution for many shareholders from a tax perspective, and because for most of the remaining shareholders this method is as least as attractive as dividend payments.

After the divestment of GN ReSound has been finalized and the net proceeds have been paid to shareholders, a one percentage point change in interest rates will impact interest income by approximately DKK 10 million per annum.

Financial Credit Risks

GN holds most of its cash funds as short-term money market deposits with banks that have a satisfactory rating with Moody's or Standard & Poor's. GN has a policy of never having an exposure to a single financial counterparty for more than 2.5% of such party's capital and reserves. The policy can be departed from in special circumstances if the counterparty has a high credit rating. For example, GN expects to exceed this limit when placing liquid funds with a few financial institutions for the period from when the net proceeds from the sale of GN ReSound are received until the funds are paid to shareholders.

GN had cash and cash equivalents of DKK 47 million at December 31, 2006. As previously mentioned, liquid funds will be in the DKK 1 billion range in the future.

Corporate Governance

The Copenhagen Stock Exchange published its "Corporate Governance Recommendations" on October 6, 2006, as part of the disclosure requirements applying to companies listed on the stock exchange. The recommendations are based on a core "comply or explain" principle, making it legitimate for a company to either comply with or explain why it has resolved not to comply with the recommendations.

The recommendations take effect for the 2006 financial year, and the following provides GN's comments on eight key points of the recommendations.

1) THE ROLE OF THE SHAREHOLDERS AND THEIR INTERACTION WITH MANAGEMENT

GN endeavors to provide adequate and timely information simultaneously to the market in order to provide the necessary framework through which the share price will always reflect GN's results and its strategic potential.

In order to ease communication between GN and GN's shareholders and to make it less cost intensive, the shareholders attending the general meeting in March will be asked to approve a proposal that will allow GN to send publications, convening notices, etc. electronically in the future.

Share Capital and Voting Rights

During the past year, the Supervisory Board has considered the optimum capital structure for the continuing activities, concluding that GN should have liquid funds of DKK 1 billion excluding net debt following the sale of GN ReSound to Phonak. The amount was determined on the basis of considerations about earnings volatility and the need to have strategic reserves for special investments.

GN Store Nord A/S's share capital of DKK 855,052,252 is distributed on 213,763,063 shares each carrying one vote. There are no restrictions on ownership or voting rights.

At the Extraordinary General Meeting held in January 2007, it was resolved that, after a three month statutory claims filing period, GN will reduce the share capital by DKK 21,611,200, equal to 5,402,800 shares, in relation to the share buyback program completed on June 30, 2006. In addition, GN will make a capital reduction of DKK 625,080,789 by lowering the nominal value of each GN share from DKK 4 to DKK 1. The reduction will be effected as soon as possible after the sale of GN's hearing instrument operations has been finalized.

At the 2006 general meeting, just over 21% of the share capital was represented directly or by proxy.

The GN share provided a return in 2006 of 2% including dividend.

The GN stock is 100% free float and the company has no dominant shareholders. ATP, Kongens Vænge 8, DK-3400 Hillerød, Denmark (the Danish Labour Market Supplementary Pension Fund), is the only shareholder to have reported an ownership interest in excess of 5% of GN's share capital. GN is estimated to have about 63,000 shareholders. Some 40,000 are registered shareholders, holding in aggregate just over 67% of the shares in GN.

SHARE PRICE DEVELOPMENT 2002-2006 - (Index)


250
200
150
100
50
0
2002
2003
2004
2005
2006
GN Store Nord
Logitech
Plantronics

SHARE PRICE DEVELOPMENT 2002-2006 - (Index)


250
200
150
100
50
0
2002
2003
2004
2005
2006
GN Store Nord
William Demant
Phonak

Foreign ownership is estimated at about 30%. Members of the Supervisory Board, Executive Board and other "insiders" hold 70,688 GN shares. The ten largest registered shareholders held about 30.2% of the GN share capital in aggregate at mid-February 2007. GN holds 5.0% treasury shares, of which 2.5% are held to cover the share option program.

Pursuant to the Articles of Association, the Supervisory Board has been authorized to increase the share capital by up to a nominal amount of DKK 205 million. The authorization is valid until 2010. At the Extraordinary General Meeting held in January 2007, the Supervisory Board was authorized to reduce the above-mentioned authorization from DKK 205 million to DKK 50 million, subject to, however, the proposed capital reduction of DKK 625,080,789 being carried out. The Supervisory Board has also been authorized to increase the share capital as part of the company's share option plan. The authorization is for a nominal amount of up to DKK 6 million and is valid until 2007. In addition, the Supervisory Board has been authorized to issue employee shares for up to a nominal value of DKK 13.2 million during the period until 2007. No proposal will be submitted to renew this authorization when it expires. The Articles of Association may be amended in accordance with the general provisions of the Danish Public Companies Act.

General Meetings

Notice to convene a general meeting will be announced not more than four and not less than two weeks prior to the date of the meeting in one or more Danish national daily newspapers. Such notice containing the agenda of the general meeting is forwarded in writing to all registered shareholders. At the annual general meeting in March, the Supervisory Board intends to submit a proposal that future general meetings can be convened electronically. Authorizations given to the Supervisory Board should be limited to one particular general meeting and should allow shareholders to consider each individual point on the agenda.

Proposed Resolutions for the Annual General Meeting (Summary)

The Board of Directors intends to propose the following to the annual general meeting:

- appropriation of profit/loss for the year, including that no ordinary dividend be paid
- election of members to the Board of Directors
- authorization to issuue share options and shares to employees
- election of an auditor
- appointment of new registrar
- that electronic communication is introduced

2) THE ROLE OF STAKEHOLDERS AND THEIR IMPORTANCE TO THE COMPANY

The management ensures that GN maintains ongoing relations with the company's stakeholders in order to ensure value enhancement for all stakeholders in both the short term and the long term. GN believes that this helps to ensure that GN's market capitalization reflects both short-term results and long-term strategic opportunities.

3) OPENNESS AND TRANSPARENCY

GN's communications policy requires adequate, timely and simultaneous communication to all parties, including the stock market, shareholders, financial analysts, investors and prospective investors. All communication with the Copenhagen Stock Exchange and the stock market is conducted by the Executive Management as well as the Investor Relations and the Communications departments.

A large part of the company's relations with Danish and foreign shareholders as well as with prospective investors is cultivated through meetings organized by banks or stockbrokers. GN took part in the Companies' Day arrangement held in May by the Danish Association of Financial Analysts and in September attended Dansk Aktiemesse 2006, an annual event promoting private share ownership, that is hosted by the Danish Association of Shareholders. In April, GN held a capital markets day in the United States, focusing on GN's hearing instrument operations. Also, GN goes on roadshows in Denmark and internationally following the publication of each interim report and we also take part in investor conferences. In 2006, GN had about 250 one-on-one meetings with institutional investors.

Interim and full-year earnings releases are presented at meetings arranged for financial analysts, investors and the press. To ensure that everyone has equal access, these meetings are all held in English at GN's new corporate headquarters in Ballerup, Copenhagen, and transmitted live on GN's Web site: www.gn.com. All presentations are also available from the website. Some 14 financial analysts in Denmark and abroad provide active coverage of the GN share. The current list of analysts can be found on www.gn.com/investor/analyst_coverage.

Communications comprise written and oral information. GN makes a dedicated effort to maintain a high level of information, including making all GN presentations available on www.gn.com when they are held. In addition, shareholders and other stakeholders can always contact GN through investor@gn.com and info@gn.com. GN endeavors to reply to all inquiries and maintains procedures to ensure that everyone receives a reply, either by mail, e-mail or telephone.

By registering for a subscription to GN's news and information services on www.gn.com, interested parties receive electronic news from GN immediately after the release of stock exchange announcements, including interim and full-year profit announcements, on the Copenhagen Stock Exchange. GN issued 32 stock exchange announcements in 2006, eleven of which involved GN's share buyback from March to June, and six of which involved trading in GN shares or share options by insiders. The announcements are available at www.gn.com/investor/announcements/2006.

2007 Financial Calendar

Annual General Meeting .... March 21

The company's Annual General Meeting will be held at 3:30 p.m. at the Radisson SAS Falconer Center, 9 Falkoner Allé, DK-2000 Frederiksberg, Denmark.

Interim report 1/2007 .... May 3

Interim report 2/2007 .... August 15

Interim report 3/2007 .... November 6

4) THE TASKS AND RESPONSIBILITIES OF THE SUPERVISORY BOARD

Rules of procedure have been drawn up stipulating the duties of GN's Supervisory Board. The rules are updated when deemed relevant. The rules of procedure lay down the guidelines for appointing the chairman and deputy chairman, duties of disclosure, assignments and responsibilities.

There is also a set of guidelines for the Executive Management's reporting to the Supervisory Board.

5) THE COMPOSITION OF THE SUPERVISORY BOARD

The company's Supervisory Board consists of three employee representatives and six directors elected by the shareholders in general meeting. Among the directors elected by the shareholders, four have served on the Board for five years or less. The Supervisory Board held six ordinary meetings in 2006. In addition, the Board held eleven extraordinary meetings in relation to the divestment of the hearing instrument operations and related activities in audiologic diagnostics equipment. Each year, the Supervisory Board prepares a schedule for the coming year's board meetings.

The Supervisory Board does not use permanent committees, because GN believes that it is important for all board members to be involved in all aspects of the company's business.

No member of the Supervisory Board elected by the general meeting is or has ever been an employee of GN, and no board member has any financial interests in the company other than that of a shareholder. Information on the occupation, other directorships, shares held in GN and the date elected for each Board member can be found in the annual report.

The members of the Supervisory Board embody extensive experience from international businesses in the IT, pharmaceuticals, foods, and educational sectors, all of which have previously been relevant for GN's operations. As a result of GN divesting its hearing instrument operations and focusing on headsets, the Supervisory Board proposes to change the Board composition, in order that know-how and experience on the Board will better reflect the requirements GN faces on the consumer electronics market. A proposal to that effect will be submitted for approval by the general meeting to be held on March 21. The members elected by the shareholders hold office for terms of one year, and are eligible for re-election until they attain the age limit of 70 years.

The work of the Supervisory Board and the Executive Management in 2006 was assessed by way of a questionnaire and subsequent individual discussions with the Chairman. The results of the assessments were then discussed in the presence of all board members.

The Supervisory Board evaluated the work and results of the Executive Management, in particular once a year in connection with determining remuneration packages, targets achieved and fixing new targets.

The collaboration between the Supervisory Board and the Executive Board is also evaluated on a regular basis through discussions between the CEO and the Chairman.

6) REMUNERATION OF SUPERVISORY BOARD AND EXECUTIVE BOARD MEMBERS

The Annual Report provides information about the remuneration to members of the Supervisory Board and the Executive Board.

Members of the Supervisory Board receive fixed remuneration. They are not awarded share options, nor do they participate in other incentive programs. However, a proposal will be submitted to the shareholders in general meeting on March 21, 2007 that members of the Supervisory Board receive special remuneration for their work in relation to the sale of GN ReSound to Phonak AG.

Share Option Plans

In 2006, 95 employees including the members of the Executive Management were awarded a total of 983,690 options running for five years and with an estimated Black&Scholes value of DKK 21.7 million at an average strike price of 85. There were 3,201,943 outstanding share options at December 31, 2006, corresponding to 1.5% of the share capital. Based on the average strike price of 57, the outstanding options had a calculated Black&Scholes value of DKK 114 million. A total of 1,747,252 of the 3,201,943 outstanding share options were held by employees of the discontinuing operations. New share options awards will be announced at the Annual General Meeting.

7) RISK MANAGEMENT

GN has adopted and implemented a standard risk management system so that major strategic and operational risks can be identified, reported and managed in a uniform and systematic way throughout GN. The risk management process is conducted annually and the results are compiled by the corporate risk management function for presentation of GN's overall risk scenario to the Executive Board and the Supervisory Board. The Annual Report provides a presentation of GN's material strategic and operational risks.

8) AUDIT

Pursuant to Danish law, the independent auditors are elected by the shareholders in general meeting. Rotation of the state authorized public accountants signing the financial statements is required at least once every seven years. This year, the current auditors are signing GN's Annual Report for the seventh and the second year, respectively. The audit engagement is concluded with the Executive Management, which subsequently presents the main points of the agreement to the Supervisory Board. Candidates are recommended to the position as auditors on the basis of a specific assessment of their competence and independence. The Danish auditors act restricts the scope of the services an independent auditor may provide to a listed company. Independent auditors may only provide advisory tasks approved before such task is commenced. The advisory tasks provided are specified in the notes to the financial statements in the classifications of audit-related services, tax assistance and other services.

At least once a year, the Supervisory Board reviews the adequacy of the internal control systems. At the board meeting when the annual report is reviewed, the board members discuss the internal control systems with the auditors elected by the shareholders in general meeting. Based on the auditors' reporting in the long-form audit report, the Supervisory Board and the independent auditors discuss the audit results, the material accounting policies applied, critical accounting estimates and the appropriateness of the accounting policies applied.

The principles for the company's presentation of its financial statements are described in a financial reporting manual applied by all subsidiaries. Financial reporting is done in a corporate reporting system that provides full transparency in each individual reporting unit to the parent company's Corporate Finance department.

Controller visits are conducted, among other things, to evaluate internal control systems of subsidiaries and to ensure that subsidiaries comply with approved principles and policies. The results of the controller visits are reported to the Executive Management, the independent auditors and the local management.

The Supervisory Board has concluded that the company's current size and level of complexity does not require the establishment of an audit committee or an internal audit department.

Discontinuing Operations

With the agreement to sell GN ReSound and GN Otometrics, the financial results of the Hearing Instrument and Audiologic Diagnostics Equipment operations will be reported under "Profit (loss) from discontinuing operations." This section covers the discontinuing operations.

Q4 2006

Revenue was DKK 899 million versus DKK 864 million in Q4 2005. The revenue increase in the fourth quarter of 2006 was the result of the many new product launches covering all price segments and the acquisition of INTERTON effective on November 1, 2005.

Revenue was DKK 347 million in North America, DKK 435 million in Europe and DKK 117 million in Asia and the rest of the world. Organic growth was 2%.

EBITA was DKK 130 million against DKK 149 million in Q4 2005.

Resound Pulse, the rechargeable hearing instrument launched in the high-end segment in October 2006, was well received by the market, and new products and product upgrades launched in the past 24 months account for just over 70% of revenue.

Full Year 2006

Revenue was DKK 3,353 million versus DKK 3,111 million in 2005. The revenue increase was the result of the acquisition of INTERTON effective on November 1, 2005 and the many new product launches covering all price segments made during the year.

Revenue was DKK 1,382 million in North America, DKK 1,496 million in Europe and DKK 475 million in Asia and the rest of the world.

The organic growth rate for hearing instruments and audiologic diagnostics equipment was 6%, driven in part by the many new product launches made during the year to strengthen GN's presence in the mid-price segment.

The ReSound Pixel, ReSound Plus5 and ReSound Pulse 5 hearing instruments, launched in 2006, have all more than performed in line with sales forecasts. On the other hand, the ReSound Metrix, the device launched in 2005, has not.

New products and product upgrades launched in the past 24 months contributed almost 70% of revenue.

EBITA was DKK 382 million against DKK 553 million in 2005. The fall was due to an increase in sales of low-end products as well as expanded development and marketing activities, but also to non-recurring costs relating to the closure of the hearing instrument operations in Cork, Ireland, and the process relating to the divestment of GN ReSound.

The discontinuing operations generated profit after tax of DKK 403 million including adjustment of provisions relating to other discontinuing operations, which was in line with the guidance provided on October 2, 2006.

GN 360 – Operations

Markets

In the past years the market for hearing instruments has grown by an estimated 5% annually. With the market becoming more and more competitive, there is a growing need for critical mass in the hearing instrument industry and for more frequent and faster product launches in all price categories. This necessitates ever greater investment in development, marketing and sales. For that reason, GN concluded after investigating the strategic options for GN ReSound and the relative operations in GN Otometrics that the best option for these business activities would be to allow GN ReSound become a part of the industry consolidation.

Sales

GN launched 11 new hearing instruments in 2006, more than in any other year. GN sells most of its hearing instruments to large and small independent hearing aid dispensers. Audiologic diagnostics equipment is sold to hearing clinics, hospitals, ear-nose-throat specialists and, on a smaller scale, to OEM customers.

Prices

GN offers a portfolio of products covering all price segments. The ReSound Pixel and the ReSound Plus5 were launched in the mid-price segment in the spring of 2006. GN increased the proportion of revenue from the mid-price segment from 29% to 42%.

Manufacturing and Distribution

In April, GN completed the relocation of production and the global distribution center previously based in Cork, Ireland to China and Denmark, respectively. The cost reductions of DKK 40 million are expected to take full effect in 2007.

In June, GN sold its 25.2% stake in UK-based hearing instrument dispensing chain Ultravox Holdings Ltd. to the international hearing instrument distributor Amplifon S.p.a., while at the same time signing a long-term supply agreement with Amplifon. The agreement mainly covers existing orders to the most important European markets, including the Netherlands, France, Switzerland, Spain, Italy, the UK, Germany and Hungary.

Investor-specific Statements

Earnings, Cash Flows and Balance Sheet Items by Business Area for Continuing Operations

GN Store Nord's consolidated and parent company financial statements are presented in accordance with the provisions of the International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

These standards, regulations and guidelines do not include the concepts of EBITDA and EBITA, which are often applied in a valuation of a company's profitability and in comparisons of GN with its competitors or other comparable companies.

GN defines EBITA as the operating profit before impairment of goodwill and amortization of other intangible assets acquired in company acquisitions.

EBITDA is defined as EBITA before depreciation of property, plant and equipment. Amortization of development projects developed in-house, etc., is included in both EBITDA and EBITA.

The International Financial Reporting Standards require that impairment of property, plant and equipment, internally generated intangible assets are treated as ordinary items and, to the extent possible, included under the respective functions in the income statement as "Production costs", "Development costs", "Selling and distribution costs" and "Management and administrative expenses" etc.

For the purpose of calculating EBITA and EBITDA operating profit is adjusted for the following:

- Impairment of goodwill and other intangible assets acquired in company acquisitions, as these are recognized in EBITA cf. the Group's definition.

- Write-downs on other assets, which according to the IFRS income statement classified by function are recognized in the costs of individual functions, including manufacturing, selling and distribution costs, and management and administrative expenses, but which are considered to be non-recurring items in an investor-specific income statement.

- The share of profit from associates which is not considered a part of EBITA.

The EBITA figure is then adjusted for ordinary depreciation of property, plant and equipment, resulting in the EBITDA figure.

Business Area Operations

The statements contain earnings of each business area, Contact Center & Office Headsets and Mobile Headsets and other, for the last eight quarters.

The presentation also centers on the earnings concepts of EBITDA and EBITA, and performance is shown through changes in revenue, gross profit, overheads excluding developments costs, depreciation and amortization and expensed development costs.

Pro-forma Balance

In accordance with IFRS 5 the value of discontinuing operations is shown in a separate line item under assets for 2006. Accordingly, the balance sheet at the 2006 year end is not directly comparable with the balance sheet at the 2005 year end. For ease of comparison, the investor-specific statements contain a pro-forma balance sheet with a restatement of 2005 figures. Comments in the Management's report on the balance sheet and the development in significant balance sheet items are based on the pro-forma balance sheet.

Cash Flow Statement by Quarterly Period and by Business Area

The statements also provide, for the past eight quarters, changes in cash flows from operating activ ties before changes in working capital, changes in working capital, cash flows from operating activities before financial items, taxes paid and restructuring costs, cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

The presentation and the method of calculation applied are identical to what is used in an IFRS cash flow statement.

Investor-specific Income Statement per Quarterly Period – continuing operations

(DKK millions)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Total 2005 (aud.)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	Q3 2006 (unaud.)	Q4 2006 (unaud.)	Total 2006 (aud.)
Revenue	642	860	1,085	946	3,533	915	947	711	840	3,413
Production costs	(338)	(505)	(703)	(528)	(2,074)	(529)	(614)	(482)	(554)	(2,179)
Gross profit	**304**	**355**	**382**	**418**	**1,459**	**386**	**333**	**229**	**286**	**1,234**
Incurred development costs	(23)	(36)	(30)	(45)	(134)	(40)	(56)	(43)	(40)	(179)
Selling and distribution costs	(137)	(153)	(169)	(170)	(629)	(195)	(215)	(207)	(166)	(783)
Management and administrative expenses	(69)	(79)	(85)	(86)	(319)	(82)	(86)	(89)	(66)	(323)
Other operating income	-	3	-	-	3	-	1	4	(1)	4
Operating profit (loss) before capitalization and amortization of development costs, amortization and impairment of intangible assets acquired in company acquisitions	**75**	**90**	**98**	**117**	**380**	**69**	**(23)**	**(106)**	**13**	**(47)**
Capitalized development costs	12	22	16	20	70	23	25	24	24	96
Amortized development costs	(14)	(15)	(15)	(15)	(59)	(16)	(16)	(17)	(15)	(64)
EBITDA	**73**	**97**	**99**	**122**	**391**	**76**	**(14)**	**(99)**	**22**	**(15)**
Depreciation and amortization relating to:										
Production	(5)	(6)	(7)	(7)	(25)	(9)	(9)	(13)	(14)	(45)
Selling and distribution	-	(1)	(1)	-	(2)	(1)	(1)	(1)	(1)	(4)
Administration	(11)	(10)	(10)	(11)	(42)	(9)	(12)	(13)	(22)	(56)
EBITA	**57**	**80**	**81**	**104**	**322**	**57**	**(36)**	**(126)**	**(15)**	**(120)**
Share of profit (loss) in associates	-	-	-	(3)	(3)	-	-	-	-	-
Amortization of other intangible assets acquired in company acquisitions	(2)	(3)	(2)	(3)	(10)	(2)	(2)	(2)	(3)	(9)
Impairment	-	-	-	-	-	-	-	-	-	-
Earnings before interest and tax (EBIT)	**55**	**77**	**79**	**98**	**309**	**55**	**(38)**	**(128)**	**(18)**	**(129)**
Gains (losses) on disposal of discontinuing operations	-	-	-	13	13	5	2	4	1	12
Capital gains (losses) on shares, dividends	2	1	-	-	3	-	-	-	-	-
Financial items, net	6	9	1	2	18	(8)	6	(7)	(28)	(37)
Earnings before tax (EBT)	**63**	**87**	**80**	**113**	**343**	**52**	**(30)**	**(131)**	**(45)**	**(154)**
Margins:										
Gross profit margin	47.4%	41.3%	35.2%	44.2%	41.3%	42.2 %	35.2 %	32.2%	34.0%	36.2%
EBITA margin	8.9%	9.3%	7.5%	11.0%	9.1%	6.2%	(3.8)%	(17.7)%	(1.8)%	(3.5)%
EBITA margin, excl. capitalization and amortization of development costs	9.2%	8.5%	7.4%	10.5%	8.8%	5.5%	(4.8)%	(18.7)%	(2.9)%	(4.5)%

The accounting abbreviations EBITDA and EBITA are not defined in International Financial Reporting Standards as adopted by the EU.

Quarterly Operations by Business Area – continuing operations

(DKK millions)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Total 2005 (aud.)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	Q3 2006 (unaud.)	Q4 2006 (unaud.)	Total 2006 (aud.)
Revenue										
Contact Center & Office Headsets	342	373	380	454	1,549	447	386	349	405	1,587
Mobile Headsets	292	482	699	487	1,960	463	556	355	435	1,809
Other *	8	5	6	5	24	5	5	7	-	17
Total	642	860	1,085	946	3,533	915	947	711	840	3,413
Gross profit										
Contact Center & Office Headsets	222	249	248	291	1,010	286	229	205	246	966
Mobile Headsets	74	101	128	122	425	95	98	18	40	251
Other *	8	5	6	5	24	5	6	6	-	17
Total	304	355	382	418	1,459	386	333	229	286	1,234
Overheads excluding development costs and depreciation and amortization of assets										
Contact Center & Office Headsets	(131)	(150)	(162)	(169)	(612)	(186)	(205)	(217)	(152)	(760)
Mobile Headsets	(63)	(62)	(76)	(68)	(269)	(82)	(82)	(71)	(74)	(309)
Other *	(12)	(17)	(16)	(19)	(64)	(9)	(13)	(4)	(7)	(33)
Total	(206)	(229)	(254)	(256)	(945)	(277)	(300)	(292)	(233)	(1,102)
Expensed development costs										
Contact Center & Office Headsets	(10)	(10)	(11)	(17)	(48)	(13)	(22)	(16)	(12)	(63)
Mobile Headsets	(15)	(19)	(18)	(23)	(75)	(20)	(26)	(21)	(19)	(86)
Other *	-	-	-	-	-	-	1	1	-	2
Total	(25)	(29)	(29)	(40)	(123)	(33)	(47)	(36)	(31)	(147)
EBITDA										
Contact Center & Office Headsets	81	89	75	105	350	87	2	(28)	82	143
Mobile Headsets	(4)	20	34	31	81	(7)	(10)	(74)	(53)	(144)
Other *	(4)	(12)	(10)	(14)	(40)	(4)	(6)	3	(7)	(14)
Total	73	97	99	122	391	76	(14)	(99)	22	(15)
Depreciation and amortization										
Contact Center & Office Headsets	(10)	(8)	(9)	(10)	(37)	(8)	(9)	(11)	(12)	(40)
Mobile Headsets	(4)	(5)	(5)	(6)	(20)	(7)	(8)	(10)	(15)	(40)
Other *	(2)	(4)	(4)	(2)	(12)	(4)	(5)	(6)	(10)	(25)
Total	(16)	(17)	(18)	(18)	(69)	(19)	(22)	(27)	(37)	(105)
EBITA										
Contact Center & Office Headsets	71	81	66	95	313	79	(7)	(39)	70	103
Mobile Headsets	(8)	15	29	25	61	(14)	(18)	(84)	(68)	(184)
Other *	(6)	(16)	(14)	(16)	(52)	(8)	(11)	(3)	(17)	(39)
Total	57	80	81	104	322	57	(36)	(126)	(15)	(120)
EBITA margin										
Contact Center & Office Headsets	20.8 %	21.7 %	17.4 %	20.9 %	20.2 %	17.7 %	(1.8)%	(11.2)%	17.3 %	6.5 %
Mobile Headsets	(2.7)%	3.1 %	4.1 %	5.1 %	3.1 %	(3.0)%	(3.2)%	(23.7)%	(15.6)%	(10.2)%
Total	8.9 %	9.3 %	7.5 %	11.0 %	9.1 %	6.2 %	(3.8)%	(17.7)%	(1.8)%	(3.5)%

*) "Other" comprises the Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.

Expensed Development Costs – continuing operations

(DKK millions)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Total 2005 (aud.)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	Q3 2006 (unaud.)	Q4 2006 (unaud.)	Total 2006 (aud.)
Incurred development costs*										
Contact Center & Office Headsets	(10)	(15)	(12)	(22)	(59)	(16)	(26)	(18)	(17)	(77)
Mobile Headsets	(13)	(21)	(18)	(23)	(75)	(24)	(31)	(26)	(23)	(104)
Other *	-	-	-	-	-	-	1	1	-	2
Total	(23)	(36)	(30)	(45)	(134)	(40)	(56)	(43)	(40)	(179)
Capitalized development costs										
Contact Center & Office Headsets	5	10	6	10	31	9	9	8	10	36
Mobile Headsets	7	12	10	10	39	14	16	16	14	60
Total	12	22	16	20	70	23	25	24	24	96
Amortized development costs										
Contact Center & Office Headsets	(5)	(5)	(5)	(5)	(20)	(6)	(5)	(6)	(5)	(22)
Mobile Headsets	(9)	(10)	(10)	(10)	(39)	(10)	(11)	(11)	(10)	(42)
Total	(14)	(15)	(15)	(15)	(59)	(16)	(16)	(17)	(15)	(64)

*) Incurred development costs do not include share of amortization of other intangible assets acquired in company acquisitions.

Pro-forma Balance Sheet

Balance Sheet at December 31 – Assets

Assets (DKK millions)	Consolidated 2006 (aud.)	Consolidated 2005 (unaud.)
Non-current assets		
Goodwill	455	502
Development projects, developed in-house	115	82
Software	66	43
Patents and rights	4	9
Telecommunications systems	27	33
Other intangible assets	79	94
Total intangible assets	746	763
Factory and office buildings	244	77
Leasehold improvements	6	11
Plant and machinery	73	43
Operating assets and equipment	26	26
Telecommunications systems	-	-
Assets under construction	152	72
Total property, plant and equipment	501	229
Other securities	4	4
Other receivables	10	11
Deferred tax assets	196	172
Total other non-current assets	210	187
Total non-current assets	1,457	1,179
Current assets		
Inventories	316	427
Trade receivables	604	720
Receivables from discontinued operations	14	-
Tax receivable	89	38
Other receivables	73	126
Prepayments	31	30
Total receivables	811	914
Cash and cash equivalents	47	27
Assets held for sale	5,596	5,544
Total current assets	6,770	6,912
Total assets	8,227	8,091

Balance Sheet at December 31 – Equity and Liabilities

Equity and Liabilities (DKK millions)	Consolidated 2006 (aud.)	Consolidated 2005 (unaud.)
Equity		
Share capital	855	879
Foreign exchange adjustments	(1,531)	(1,086)
Proposed dividends for the year	-	132
Retained earnings	5,576	5,424
Total equity	4,900	5,349
Non-current liabilities		
Bank loans	1,250	400
Pension obligations and similar obligations	1	1
Deferred tax	72	109
Other provisions	21	31
Total non-current liabilities	1,344	541
Current liabilities		
Payables to discontinued operations	-	55
Bank loans	102	217
Trade payables	220	280
Amounts owed to associates	-	-
Tax payable	10	-
Other payables	270	257
Other provisions	55	27
	657	836
Liabilities associated with assets classified as held for sale	1,326	1,365
Total current liabilities	1,983	2,201
Total liabilities	3,327	2,742
Total equity and liabilities	8,227	8,091

Quarterly Statement of Cash Flows – continuing operations

(DKK millions)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Total 2005 (aud.)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	Q3 2006 (unaud.)	Q4 2006 (unaud.)	Total 2006 (aud.)
Operating activities										
Earnings before interest and tax (EBIT)	53	78	81	97	309	57	(37)	(131)	(18)	(129)
Depreciation, amortization and impairment	32	35	35	39	141	36	42	48	58	184
Other adjustments	16	10	7	15	48	2	(1)	45	(34)	12
Cash flow from operating activities before changes in working capital	101	123	123	151	498	95	4	(38)	6	67
Change in inventories	38	(19)	(145)	(57)	(183)	45	(86)	(32)	133	60
Change in receivables	(38)	(176)	(160)	80	(294)	15	(21)	149	(17)	126
Change in trade payables and other payables	28	143	135	(186)	120	31	45	(207)	130	(1)
Total changes in working capital	28	(52)	(170)	(163)	(357)	91	(62)	(90)	246	185
Cash flow from operating activities before financial items, restructurings and tax	129	71	(47)	(12)	141	186	(58)	(128)	252	252
Received and paid financial items, net	1	2	1	2	6	(6)	(7)	11	(44)	(46)
Restructurings, paid	(2)	-	-	(2)	(4)	-	-	-	-	-
Tax paid, net	(6)	-	-	-	(6)	(2)	(2)	(2)	31	25
Cash flows from operating activities	122	73	(46)	(12)	137	178	(67)	(119)	239	231
Investments										
Development projects, acquired and developed in-house	(11)	(23)	(17)	(19)	(70)	(23)	(25)	(25)	(23)	(96)
Acquisition of other intangible assets and property, plant and equipment, net	(13)	(14)	(30)	(55)	(112)	(100)	(137)	(83)	(91)	(411)
Acquisition/disposal of other non-current assets, net	1	(1)	1	2	3	-	-	-	-	-
Acquisition/disposal of listed securities	2	1	-	-	3	-	-	-	-	-
Disposal of discontinuing operations, including settled liabilities in relation to discontinuance of operations	-	-	-	1	1	-	-	49	-	49
Cash flows from investing activities	(21)	(37)	(46)	(71)	(175)	(123)	(162)	(59)	(114)	(458)
Cash flows from operating and investing activities	101	36	(92)	(83)	(38)	55	(229)	(178)	125	(227)
Financing activities										
Increase/decrease of short-term liabilities	7	89	(32)	32	96	(114)	41	22	(68)	(119)
Acquisition of treasury share	(51)	(349)	-	-	(400)	(52)	(348)	-	-	(400)
Share options exercised	1	30	4	4	39	21	2	5	32	60
Increase/reduction of non-current liabilities	(51)	194	(43)	202	302	300	551	(58)	57	850
Paid dividend to shareholders	(103)	(24)	-	-	(127)	(103)	(21)	-	-	(124)
Change in balances with discontinuing operations	97	43	148	(152)	136	(78)	(31)	225	(47)	69
Foreign exchange adjustments etc.	7	-	(2)	(3)	2	2	26	(30)	(6)	(8)
Cash flows from financing activities	(93)	(17)	75	83	48	(24)	220	164	(32)	328
Net cash flows from continuing operations	8	19	(17)	-	10	31	(9)	(14)	93	101
Net cash flows from discontinuing operations	19	9	(29)	38	37	(18)	139	(149)	(72)	(100)
Net cash flows	27	28	(46)	38	47	13	130	(163)	21	1
Cash and cash equivalents, beginning of the period	67	95	124	79	67	120	132	261	98	120
Foreign exchange adjustments, cash and cash equivalents	1	1	1	(1)	2	(1)	(1)	-	(1)	(3)
Cash and cash equivalents, beginning of the period*	68	96	125	78	69	119	131	261	97	117
Cash and cash equivalents in acquired companies	-	-	-	4	4	-	-	-	-	-
Cash and cash equivalents, end of the period*	95	124	79	120	120	132	261	98	118	118

* Cash and cash equivalents, beginnning and end of the period contain both continuing and discontinuing operations.

Quarterly Cash Flow Statement by Business Area – continuing operations

(DKK millions)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Total 2005 (aud.)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	Q3 2006 (unaud.)	Q4 2006 (unaud.)	Total 2006 (aud.)
Cash flow from operating activities before changes in working capital										
GN Netcom	104	135	131	162	532	99	13	(40)	10	82
Other	(3)	(12)	(8)	(11)	(34)	(4)	(9)	2	(4)	(15)
Total	101	123	123	151	498	95	4	(38)	6	67
Cash flow from operating activities before financial items, restructurings and tax										
GN Netcom	129	86	(41)	(1)	173	170	(14)	(105)	194	245
Other	-	(15)	(6)	(11)	(32)	16	(44)	(23)	58	7
Total	129	71	(47)	(12)	141	186	(58)	(128)	252	252
Cash flows from operating activities										
GN Netcom	109	74	(51)	(11)	121	154	(33)	(100)	170	191
Other	13	(1)	5	(1)	16	24	(34)	(19)	69	40
Total	122	73	(46)	(12)	137	178	(67)	(119)	239	231
Cash flows from investing activities										
GN Netcom	(22)	(37)	(42)	(54)	(155)	(44)	(40)	(35)	(49)	(168)
Other	1	-	(4)	(17)	(20)	(79)	(122)	(24)	(65)	(290)
Total	(21)	(37)	(46)	(71)	(175)	(123)	(162)	(59)	(114)	(458)
Cash flows from operating and investing activities										
GN Netcom	87	37	(93)	(65)	(34)	110	(73)	(135)	121	23
Other	14	(1)	1	(18)	(4)	(55)	(156)	(43)	4	(250)
Total	101	36	(92)	(83)	(38)	55	(229)	(178)	125	(227)

SUPERVISORY BOARD



Mogens Hugo Jørgensen
Chairman
Member of the Board since 1994, age 63
Remuneration: DKK 600,000
No. of GN shares held: 23,572

Chairman of:
Dampskibsselskabet "NORDEN" A/S
Nordea Danmark-Fonden
Amminex A/S
Danelec Electronics A/S



Finn Junge-Jensen
Deputy Chairman
Member of the Board since 1990, age 62
Remuneration: DKK 400,000
No. of GN shares held: 22,050
Dean, Copenhagen Business School

Deputy Chairman of:
Symbion A/S

Board member of:
Zacco A/S
Teknologisk Innovation A/S



Jørgen Bardenfleth
Member of the Board since 2003, age 51
Remuneration: DKK 200,000
No. of GN shares held: 2,000
Country General Manager, Microsoft Danmark A/S



Asger Domino
Member of the Board since 2003, age 47
Remuneration: DKK 200,000
No. of GN shares held: 2,500

Chairman of:
Buhl & Bønsøe A/S



Per Harkjær
Member of the Board since 2002, age 49
Remuneration: DKK 200,000
No. of GN shares held: 6,000
President & CEO of Findus AB



Lise Kingo
Member of the Board since 2005, age 45
Remuneration: DKK 200,000
No. of GN shares held: 2,000
Executive Vice President, Novo Nordisk A/S



Jens Bille Bergholdt
Employee representative
Member of the Board since 2001, age 38
Remuneration: DKK 200,000
No. of GN shares held: 426
VP, IR, Treasury & Risk Management, GN Store Nord A/S



Nikolai Bisgaard
Employee representative
Member of the Board since 2006, age 55
Remuneration: DKK 200,000
No. of GN shares held: 5,540
VP, IPR & Industry Relations, GN Store Nord A/S



Christian Bjerrum-Niese
Employee representative
Member of the Board since 2006, age 39
Remuneration: DKK 200,000
No. of GN shares held: 1,500
Manager, Strategic Partnerships, GN A/S

EXECUTIVE MANAGEMENT



Toon Bouten
President & CEO
Member of the Executive Management since October 2, 2006, age 48
Salary: DKK 0.9 million (Oct. 2-Dec 31).
Options granted: 84,951 (exercise price 80)
Options held: 84,951 (avg. exercise price 80)
No. of GN shares held: 0



Jens Due Olsen
Executive vice president, CFO
Member of the Executive Management since 2001, age 43
Salary: DKK 3.3 million
Bonus: DKK 0.6 million
Options granted: 44,973 (exercise price 86)
Options held: 267,388 stk. (avg. exercise price 44)
No. of GN shares held: 5.100

Board member of:
Cryptomathic A/S
Industriens Pensionsforsikring A/S
NKT Holding A/S

INFORMATION PROVIDED BY BOARD MEMBERS AT FEBRUARY 22, 2007

Remuneration to the Executive Management and the Supervisory Board
Remuneration of the Executive Management is based on a fixed base salary plus a potential bonus for Toon Bouten of up to 100% and for Jens Due Olsen of up to 30% of the base salary. Bonuses are subject to the performance of GN's profit before tax and the cash flow from operating activities. Options are granted to members of the Executive Management. The company does not make pension contributions in respect of members of the Executive Management. Toon Bouten has a severance agreement and a change-of-control agreement on market terms. At final closing of the divestment of GN ReSound, Jens Due Olsen will receive a transaction bonus of a minimum of one years' salary. In connection with the divestment of GN ReSound, a reduced resignation period for Jens Due Olsen has been agreed. In case of resignation, Jens Due Olsen is entitled to a resignation-compensation of two years salary. No member of the Executive Management bought or sold any GN shares or exercised any options during 2006.
Mogens Hugo Jørgensen, Asger Domino, Per Harkjær and Lise Kingo of the Supervisory Board bought shares in 2006.
Share options are not granted to members of the Supervisory Board.
The Board proposes to the AGM that it approve an increase in the board remuneration in 2006, such increase reflecting the workload associated with the sale of GN ReSound to Phonak.

STATEMENT BY THE EXECUTIVE MANAGEMENT AND THE SUPERVISORY BOARD

The Executive Management and the Supervisory Board have today discussed and approved the annual report of GN Store Nord A/S for the financial year 2006.
The annual report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. We consider the accounting policies used to be appropriate. Accordingly, the annual report gives a true and fair view of the Group's and the parent company's financial position at December 31, 2006 and of the results of the Group's and the parent company's operations and cash flows for the financial year 2006.
We recommend that the annual report be approved at the annual general meeting.

Ballerup, February 22, 2007

Executive Management

Toon Bouten CEO (As of October 2, 2006)	Jens Due Olsen

Supervisory Board

Mogens Hugo Jørgensen Chairman	Finn Junge-Jensen Deputy Chairman	Jørgen Bardenfleth
Asger Domino	Per Harkjær	Lise Kingo
Jens Bille Bergholdt	Nikolai Bisgaard	Christian Bjerrum-Niese

INDEPENDENT AUDITORS' REPORT

To the shareholders of GN Store Nord A/S

We have audited the annual report of GN Store Nord A/S for the financial year January 1 - December 31, 2006, which comprises the statement by the Executive Management and the Supervisory Board on the annual report, Management's report, income statement, balance sheet, statement of recognized income and expense, statement of changes in equity, cash flow statement and notes for the Group as well as for the parent company. The annual report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

The Executive Management and the Supervisory Board's responsibility for the annual report

The Executive Management and the Supervisory Board are responsible for the preparation and fair presentation of this annual report in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an annual report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility and basis of opinion

Our responsibility is to express an opinion on this annual report based on our audit. We conducted our audit in accordance with Danish Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual report. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the annual report, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the annual report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Executive Management and the Supervisory Board, as well as evaluating the overall presentation of the annual report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Our audit did not result in any qualification.

Opinion

In our opinion, the annual report gives a true and fair view of the Company's financial position at December 31, 2006 and of the results of the Company's operations and cash flows for the financial year January 1 - December 31, 2006 in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Copenhagen, February 22, 2007

KPMG C.Jespersen
Partnership of State Authorized Public Accountants

Kurt Gimsing State Authorized Public Accountant	Peter Gath State Authorized Public Accountant



Financial Statements

Notes – Financial Statements

Notes – Income Statement

Notes - Balance Sheet

Notes – Supplementary Information

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
3	Revenue	3,413	3,533	16	19
4, 6, 8	Production costs	(2,224)	(2,099)	(1)	(1)
	Gross profit	**1,189**	**1,434**	**15**	**18**
4, 5, 6	Development costs	(151)	(126)	-	-
4, 6	Selling and distribution costs	(792)	(638)	-	-
4, 6, 7, 8	Management and administrative expenses	(379)	(361)	(53)	(50)
	Other operating income	4	3	3	-
	Operating profit (loss) before share of profit (loss) in subsidiaries and associates	**(129)**	**312**	**(35)**	**(32)**
9	Dividends from subsidiaries	-	-	-	2
10	Share of profit (loss) in associates	-	(3)	-	-
	Operating profit (loss)	**(129)**	**309**	**(35)**	**(30)**
	Gains/losses on disposal of operations	12	13	12	13
	Profit (loss) before financial items	**(117)**	**322**	**(23)**	**(17)**
11	Financial income	24	36	110	77
12	Financial expenses	(61)	(15)	(105)	(57)
	Profit (loss) from continuing operations before tax	**(154)**	**343**	**(18)**	**3**
13	Tax on profit (loss) from continuing operations	99	(65)	55	(22)
	Profit (loss) from continuing operations	**(55)**	**278**	**37**	**(19)**
4, 6, 7, 8, 14	Profit from discontinuing operations	403	572	5	-
	Profit (loss) for the year	**348**	**850**	**42**	**(19)**
	Proposed profit appropriation/distribution of loss				
	Retained earnings			42	(151)
	Proposed dividends for the year 0% (15% in 2005)			-	132
				42	**(19)**
38	**Earnings per share (EPS)**				
	Earnings per share (EPS)	1.71	4.08		
	Earnings per share, fully diluted (EPS diluted)	1.69	4.04		
	Earnings per share excluding amortization and impairment of intangible assets and restructuring etc.	2.20	4.32		
	Earnings per share excluding amortization and impairment of intangible assets and restructuring etc., fully diluted	2.18	4.28		
38	**Earnings per share, continuing operations**				
	Earnings per share (EPS)	(0.27)	1.34		
	Earnings per share, fully diluted (EPS diluted)	(0.27)	1.32		
	Earnings per share excluding amortization and impairment of intangible assets and restructuring etc.	(0.24)	1.38		
	Earnings per share excluding amortization and impairment of intangible assets and restructuring etc., fully diluted	(0.23)	1.37		

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
	Non-current assets				
	Goodwill	455	3,044	-	-
	Development projects, developed in-house	115	445	-	-
	Software	66	107	31	6
	Patents and rights	4	69	-	-
	Telecommunications systems	27	33	18	20
	Other intangible assets	79	366	-	-
15	**Total intangible assets**	**746**	**4,064**	**49**	**26**
	Factory and office buildings	244	179	-	-
	Leasehold improvements	6	46	-	-
	Plant and machinery	73	102	-	-
	Operating assets and equipment	26	111	4	-
	Leased plant and equipment	-	3	-	-
	Telecommunications systems	-	-	-	-
	Assets under construction	152	72	-	-
16	**Total property, plant and equipment**	**501**	**513**	**4**	**-**
17	Investments in subsidiaries	-	-	600	5,384
	Receivables from subsidiaries	-	-	1,499	1,652
18	Investments in associates	-	189	-	-
19	Other securities	4	6	-	-
20	Other receivables	10	27	-	-
22, 27	Deferred tax assets	196	561	-	-
	Total other non-current assets	**210**	**783**	**2,099**	**7,036**
	Total non-current assets	**1,457**	**5,360**	**2,152**	**7,062**
	Current assets				
23	**Inventories**	**316**	**747**	**-**	**-**
	Trade receivables	604	1,387	19	22
	Receivables from associates	-	23	-	-
	Receivables from discontinued operations	14	-	14	-
24	Tax receivable	89	17	48	29
	Other receivables	73	301	12	34
21	Prepayments	31	136	5	6
25	**Total receivables**	**811**	**1,864**	**98**	**91**
33	**Cash and cash equivalents**	**47**	**120**	**-**	**-**
14	**Assets held for sale**	**5,596**	**-**	**4,654**	**-**
	Total current assets	**6,770**	**2,731**	**4,752**	**91**
	Total assets	**8,227**	**8,091**	**6,904**	**7,153**

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
	Equity				
	Share capital	855	879	855	879
	Foreign exchange adjustments	(1,531)	(1,086)	-	-
	Proposed dividends for the year	-	132	-	132
	Retained earnings	5,576	5,424	3,956	4,282
	Total equity	**4,900**	**5,349**	**4,811**	**5,293**
	Non-current liabilities				
	Bank loans	1,250	409	1,250	400
34	Capitalized lease obligations	-	3	-	-
	Other long-term payables	-	3	-	-
	Received prepayments	-	42	-	-
26	Pension obligations and similar obligations	1	78	1	1
27	Deferred tax	72	146	192	195
28	Other provisions	21	157	5	7
29	**Total non-current liabilities**	**1,344**	**838**	**1,448**	**603**
	Current liabilities				
	Amounts owed to subsidiaries	-	-	494	1,071
	Repayment of long-term loans	-	4	-	-
	Bank loans	102	428	62	118
	Trade payables	220	464	26	24
	Amounts owed to associates	-	-	-	-
31	Tax payable	10	33	-	-
32	Other payables	270	665	45	15
	Received prepayments	-	60	-	-
28	Other provisions	55	210	-	-
		657	1,864	627	1,228
14	Liabilities associated with assets classified as held for sale	1,326	40	18	29
30	**Total current liabilities**	**1,983**	**1,904**	**645**	**1,257**
	Total liabilities	**3,327**	**2,742**	**2,093**	**1,860**
	Total equity and liabilities	**8,227**	**8,091**	**6,904**	**7,153**

33 Security
34 Lease obligations
35 Contingent liabilities, other financial liabilities and contingent assets
36 Financial instruments
37 Government grants
38 Outstanding shares and treasury shares
39 Related party transactions
40 Incentive plans
41 Acquisition of companies and operations
42 Other adjustments
43 Adopted accounting standards for implementation in 2007 or later
44 Primary and secondary segments

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
	Operating activities				
	Operating profit (loss)	(129)	309	(35)	(30)
	Depreciation, amortization and impairment	184	141	9	6
42	Other adjustments	12	48	-	1
	Cash flow from operating activities before changes in working capital	**67**	**498**	**(26)**	**(23)**
	Change in inventories	60	(183)	-	-
	Change in receivables	126	(294)	(6)	1
	Change in trade payables and other payables	(1)	120	32	18
	Total changes in working capital	**185**	**(357)**	**26**	**19**
	Cash flow from operating activities before financial items, restructurings and tax	**252**	**141**	**-**	**(4)**
	Interest and dividends, etc. received	15	6	101	68
	Interest paid	(61)	-	(105)	(48)
	Restructurings, paid	-	(4)	-	-
	Tax paid, net	25	(6)	41	-
	Cash flows from operating activities	**231**	**137**	**37**	**16**
	Investing activities				
	Acquisition of intangible assets excluding development projects	(51)	(26)	(32)	(5)
	Development projects, acquired and developed in-house	(96)	(70)	-	-
	Acquisition of property, plant and equipment	(369)	(83)	(4)	-
	Acquisition of other non-current assets	-	(2)	-	-
	Disposal of property, plant and equipment	9	2	3	-
	Disposal of other non-current assets	-	5	-	-
	Acquisition/disposal of listed securities	-	3	-	3
	Company acquisitions and capital contributions in subsidiaries	-	-	(65)	(303)
	Company disposals	-	-	108	-
	Sale of disposed operations, including liabilities settled in connection with disposal of activities, etc.	49	1	49	-
	Cash flows from investing activities	**(458)**	**(175)**	**59**	**(305)**
	Cash flows from operating and investing activities	**(227)**	**(38)**	**96**	**(289)**
	Financing activities				
	Increase of non-current liabilities	850	300	850	300
	Increase of short-term liabilities	-	-	(347)	50
	Decrease of short-term bank loans	(119)	96	(56)	426
	Repayment and reduction of non-current liabilities	-	2	-	-
	Share options exercised	60	39	60	39
	Acquisitions of treasury shares	(400)	(400)	(400)	(400)
	Paid dividends to shareholders	(124)	(127)	(124)	(127)
	Change in balances with discontinuing operations	69	136	-	-
	Foreign exchange adjustments etc.	(8)	2	-	1
	Cash flows from financing activities	**328**	**48**	**(17)**	**289**
	Net cash flows from continuing operations	**101**	**10**	**79**	**-**
14	**Net cash flows from discontinuing operations**	**(100)**	**37**	**(79)**	**-**
	Net cash flows	**1**	**47**	**-**	**-**
	Cash and cash equivalents beginning of the period	120	67	-	-
	Foreign exchange adjustments, cash and cash equivalents	(3)	2	-	-
	Cash and cash equivalents, beginning of the period	**117**	**69**	**-**	**-**
	Cash and cash equivalents in acquired companies	-	4	-	-
	Cash and cash equivalents, end of the period	**118**	**120**	**-**	**-**
	Of which				
33	Cash and cash equivalents continuing operations	47	27	-	-
14	Cash and cash equivalents classified as assets held for sale	71	93	-	-

The statement of cash flows cannot be derived using only the other accounting data.

Statement of recognized income and expense

(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
Statement of recognized income and expense - items recognized directly in equity				
Actuarial gains (losses)	6	(25)	-	-
Foreign exchange adjustments, etc.	(445)	478	-	-
Losses on disposal of investments in subsidiaries	-	-	(81)	-
Issued share options	13	17	13	17
Tax on changes in equity	93	(52)	8	(19)
Total income and expense recognized directly in equity	(333)	418	(60)	(2)
Profit (loss) for the period	348	850	42	(19)
Total recognized income for the year	**15**	**1,268**	**(18)**	**(21)**
Of which:				
Total recognized income for the year, continuing operations	(46)	379	(23)	(21)
Total recognized income for the year, discontinuing operations	61	889	5	-

Consolidated equity

(DKK millions)	Share capital (shares of DKK 4 each)	Foreign exchange adjust-ments	Proposed dividends for the year	Retained earnings	Total equity
Balance sheet total at December 31, 2004	**879**	**(1,564)**	**132**	**5,133**	**4,580**
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	478	-	790	1,268
Share options exercised	-	-	-	39	39
Purchase of treasury shares	-	-	-	(400)	(400)
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Proposed dividends to shareholders	-	-	132	(132)	-
Changes in equity in associates	-	-	-	(11)	(11)
Balance sheet total at December 31, 2005	**879**	**(1,086)**	**132**	**5,424**	**5,349**
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	(445)	-	460	15
Capital decrease	(24)	-	-	24	-
Share options exercised	-	-	-	60	60
Acquisition of treasury shares	-	-	-	(400)	(400)
Paid dividends to shareholders	-	-	(124)	-	(124)
Dividends, treasury shares	-	-	(8)	8	-
Changes in equity in associates	-	-	-	-	-
Balance sheet total at December 31, 2006	**855**	**(1,531)**	**-**	**5,576**	**4,900**

Parent company equity

(DKK millions)	Share capital (shares of DKK 4 each)	Foreign exchange adjust-ments	Proposed dividends for the year	Retained earnings	Total equity
Balance sheet total at December 31, 2004	**879**	**-**	**132**	**4,788**	**5,799**
Change in accounting policies	-	-	-	15	15
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	-	-	(21)	(21)
Share options exercised	-	-	-	27	27
Acquisition of treasury shares	-	-	-	(400)	(400)
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Proposed dividends to shareholders	-	-	132	(132)	-
Balance sheet total at December 31, 2005	**879**	**-**	**132**	**4,282**	**5,293**
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	-	-	(18)	(18)
Capital decrease	(24)	-	-	24	-
Share options exercised	-	-	-	60	60
Acquisition of treasury shares	-	-	-	(400)	(400)
Paid dividends to shareholders	-	-	(124)	-	(124)
Dividends, treasury shares	-	-	(8)	8	-
Proposed dividends to shareholders	-	-	-	-	-
Balance sheet total at December 31, 2006	**855**	**-**	**-**	**3,956**	**4,811**

Note 1 – Accounting Policies

The annual report of GN Store Nord for 2006 has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. Additional Danish disclosure requirements for annual reports are those laid down by the statutory order on the adoption of IFRS issued pursuant to the Danish Financial Statements Act and by the Copenhagen Stock Exchange. In addition, the annual report has been prepared in compliance with the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB).

CHANGES TO ACCOUNTING POLICIES

GN Store Nord has adopted the principles in IFRIG 11 "Group and Treasury Share Transactions" as of January 1, 2006. The parent company recognizes stock options granted to employees in subsidiaries in the parent company's equity and with a corresponding increase in the cost of investments. The implementation of IFRIG 11 increased equity by DKK 12 million at December 31, 2005 (January 1, 2005: DKK 15 million). The change did not affect tax on the profit (loss) for the year or deferred tax.

Apart from the change described, the annual report is presented in accordance with the same accounting policies applied in previous years.

IAS/IFRS effective for the financial year 2006

The amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates, and IAS 39, Financial Instruments: Recognition and Measurement, both effective at January 1, 2006 have not affected the financial reporting of GN Store Nord A/S.

DESCRIPTION OF ACCOUNTING POLICIES

Consolidated Financial Statements

The consolidated financial statements relate to the parent company, GN Store Nord, and the enterprises in which GN Store Nord directly or indirectly holds more than 50% of the voting rights or where it, in some other way, has the power to govern the financial and operating policies of an enterprise. GN Store Nord and its subsidiaries are referred to as the Group. Group companies are listed on page 70. Enterprises that are not subsidiaries but where GN Store Nord holds between 20% and 50% of the voting rights and over which it exercises significant influence, but where it does not have power to govern the financial and operating policies, are considered associates. When assessing whether GN Store Nord exercises control or significant influence, potential voting rights and options on acquisition of additional ownership interests are taken into account.

The consolidated financial statements are prepared as a consolidation of the financial statements of the parent company and those of the individual subsidiaries, all of which are presented in accordance with the Group's accounting policies. Intra-group income and expenses, shareholdings, intra-group balances and dividends, and realized and unrealized gains and losses on intra-group transactions are eliminated. On consolidation, the carrying amount of shares held by the parent company in subsidiaries is set off against the subsidiaries' equity. Projects and enterprises established as joint ventures with joint control are accounted for by proportionate consolidation.

Business Combinations

Enterprises acquired or formed during the year are recognized in the consolidated financial statements from the date of acquisition or formation. Enterprises disposed of are recognized in the consolidated income statement until the date of disposal. The comparative figures are not restated for acquisitions. Discontinuing operations are presented separately, see Presentation of discontinuing operations.

For acquisitions of new enterprises in which the parent company is able to exercise control over the acquired enterprise, the purchase method is used. The acquired enterprises' identifiable assets, liabilities and contingent liabilities are measured at fair value at the acquisition date. Identifiable intangible assets are recognized if they are separable or arise from a contractual right, and the fair value can be reliably measured. Deferred tax on revaluations is recognized.

Any excess of the cost over the fair value of the identifiable assets, liabilities and contingent liabilities acquired (goodwill) is recognized as goodwill under intangible assets. Goodwill is not amortized but is tested at least annually for impairment. The first impairment test is performed within the end of the acquisition year. Upon acquisition, goodwill is allocated to the cash-generating units, which subsequently form the basis for the impairment test. Goodwill and fair value adjustments in connection with the acquisition of a foreign entity with another functional currency than the presentation currency used by GN Store Nord are treated as assets and liabilities belonging to the foreign entity and translated into the foreign entity's functional currency at the exchange rate at the transaction date. Negative differences (negative goodwill) are recognized in the income statement at the acquisition date.

If uncertainties regarding measurement of identifiable assets, liabilities and contingent liabilities exist at the acquisition date, initial recognition will take place on the basis of preliminary fair values. If identifiable assets, liabilities and contingent liabilities are subsequently determined to have different fair value at the acquisition date than first assumed, goodwill is adjusted up until 12 months after the acquisition. The effect of the adjustments is recognized in the opening balance of equity and the comparative figures are restated accordingly. Subsequently, goodwill is only adjusted as a result of changes in estimates of contingent purchase considerations. However, subsequent realization of the acquired enterprise's deferred tax assets not recognized at the acquisition date will require recognition of the tax benefit in the income statement and at the same time write-down of the carrying amount of goodwill to the amount which would have been recognized if the deferred tax asset had been recognized as an identifiable asset at the acquisition date.

For business combinations made prior to April 1, 2004, the accounting classification is maintained according to the former accounting policies and goodwill is recognized on the basis of the cost recognized in accordance with IAS 22, Business Combinations, less amortization and impairment losses up until December 31, 2004.

Gains or losses on disposal of subsidiaries and associates that are not classified as discontinuing activities are recognized in the income statement in the line item "Gains (losses) on disposal of operations" and determined as the difference between the sales amount and the carrying amount of net assets at the date of disposal plus goodwill and anticipated disposal costs.

Foreign Currency Translation

Functional Currency and Presentation Currency

Financial statement items for each of the reporting enterprises in the Group are measured using the currency used in the primary financial environment in which the reporting enterprise operates. Transactions denominated in other currencies than the functional currency are considered transactions denominated in foreign currencies. The consolidated financial statements are presented in Danish kroner (DKK), which is the functional currency and presentation currency of the parent company.

Translation of Transaction and Amounts
On initial recognition, transactions denominated in foreign currencies are translated to the functional currency at the exchange rates at the transaction date. Foreign exchange differences arising between the exchange rates at the transaction date and at the date of payment are recognized in the income statement as financial income or financial expenses. Receivables, inventories, payables and other monetary items denominated in foreign currencies are translated to the functional currency at the exchange rates at the balance sheet date. The difference between the exchange rates at the balance sheet date and at the date at which the receivable or payable arose or was recognized in the latest annual report is recognized in the income statement as financial income or financial expenses.

Translation of Subsidiaries
On recognition in the consolidated financial statements of foreign entities with another functional currency than GN Store Nord's presentation currency, the income statements are translated at the exchange rates at the transaction date, and the balance sheet items are translated at the exchange rates at the balance sheet date. An average exchange rate for the month is used as the exchange rate at the transaction date to the extent that this does not significantly distort the presentation of the underlying transactions.

Foreign exchange differences arising on translation of the opening balance of equity of such enterprises at the exchange rates at the balance sheet date and on translation of the income statements from the exchange rates at the transaction date to the exchange rates at the balance sheet date are recognized directly in equity.

Foreign exchange adjustment of balances with foreign entities which are considered part of the investment in the entity are recognized directly in equity in the consolidated financial statements.

Translation of Associates
On recognition in the consolidated financial statements of associates with another functional currency than GN Store Nord's presentation currency, the share of profit (loss) for the year is translated at average exchange rates and the share of equity, including goodwill, is translated at the exchange rates at the balance sheet date. Foreign exchange differences arising on the translation of the share of the opening balance of equity of foreign associates at the exchange rates at the balance sheet date, and on translation of the share of profit (loss) for the year from average exchange rates to the exchange rates at the balance sheet date, are recognized directly in equity.

Derivative Financial Instruments
Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at fair value. Positive and negative fair values of derivative financial instruments are recognized as other receivables and payables, respectively, and set-off of positive and negative values is only made when the Company has the right and the intention to settle several financial instruments net. Fair values of derivative financial instruments are computed on the basis of market data and generally accepted valuation methods.

Changes in the fair value of derivative financial instruments designated as and qualifying for recognition as a hedge of the fair value of a recognized asset or liability are recognized in the income statement together with changes in the value of the hedged asset or liability as far as the hedged portion is concerned.

Changes in the portion of the fair value of derivative financial instruments designated as and qualifying as a cash flow hedge that is an effective hedge of changes in the value of the hedged item are recognized in equity. If the hedged transaction results in gains or losses, amounts previously recognized in equity are transferred to the same item as the hedged item.

For derivative financial instruments that do not qualify for hedge accounting, changes in fair value are recognized in the income statement under financial items.

Changes in the fair value of derivative financial instruments used to hedge net investments in foreign subsidiaries or associates that are effective hedges of currency fluctuations in these enterprises are recognized directly in a separate translation reserve in equity.

Options on acquisition and disposal of investments in unlisted enterprises
On initial recognition, options on acquisition and disposal of investments in unlisted enterprises are recognized in the balance sheet at cost and are subsequently measured at cost if a reliable measurement of the fair value can not be made. The cost of options is included in Other securities.

Government Grants
Government grants relate to grants and funding for R&D activities.

Grants for development activities are recognized in the income statement as development costs. Grants for the acquisition of assets are set off against the cost of the assets for which grants are awarded.

Incentive Plans
The Executive Management and a number of executive employees are included in share option plans (equity-settled plans).

Granted share options are considered as consideration for services received from employees in the Company and are recognized as a salary cost. The value of services received by the Company from employees in exchange for share options is measured at the fair value of the options granted. Fair value is measured at the grant date and recognized over the period. For the purpose of recognition, an estimate is made of the number of options expected to vest, see description in note 40. That estimate is subsequently revised for changes in the number of options expected to vest. Accordingly, recognition is based on the number of options that ultimately vested.

The amount is recognized as a salary cost of the respective functions and segments with a corresponding increase in equity. The fair value of granted share options is estimated using the Black-Scholes option pricing model. Vesting conditions are taken into account when estimating the fair value of the share options.

Assets Held for Sale
Assets held for sale comprises non-current assets and disposal groups held for sale. Disposal groups are defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction. Liabilities associated with assets classified as held for sale are those liabilities directly associated with the assets that will be transferred in the transaction.

Assets are classified as held for sale if the carrying amount will be recovered principally through a sale within 12 months in accordance with a formal plan rather than through continuing use.

Assets or disposal groups held for sale are measured at the lower of carrying amount at the date of the classification as "held for sale" or fair value less costs to sell. Assets are not depreciated or amortized from the date when they are reclassified as held for sale.

Impairment losses on initial classification as "held for sale" and gains and losses on subsequent remeasurement at the lower of carrying amount and fair value less costs to sell are recognized in the income statement in the items to which they relate. Gains and losses are disclosed in the notes.

Assets and liabilities are recognized in separate line items in the balance sheet and main items are disclosed in the notes.

Presentation of Discontinuing Operations

Discontinuing operations comprise a major unit whose activities and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the other business areas and where the unit either has been disposed of or is held for sale and where the sale is expected to be carried out within twelve months in accordance with a formal plan.

The profit (loss) after tax of discontinuing operations and value adjustments after tax of related assets and liabilities are presented in a separate line item in the income statement with comparative figures and disclosed in the notes. Assets and liabilities of discontinuing operations are presented in separate line items in the balance sheet without restatement of comparative figures, see Assets held for sale, and main items are specified in the notes. Net cash flows from operating, investing and financing activities of discontinuing operations are presented separately in the cash flow statement and disclosed in a note.

INCOME STATEMENT

Revenue

Revenue from the sale of goods and rendering of services is recognized in the income statement provided that delivery and transfer of risk to the buyer has taken place before year end and that the income can be reliably measured and is expected to be received. Extended warranties are recognized over the term of the contract.

Revenue is measured excluding VAT, taxes and granted cash and quantity discounts in relation to the sale and expected returns of goods and rebates. The portion of goods sold that is expected to be returned is determined based on historical product returns data.

Production Costs

Production costs comprise costs, including depreciation and salaries, incurred in generating the revenue for the year.

Production costs include direct and indirect costs for raw materials and consumables, wages and salaries, maintenance and depreciation and impairment of production plant and costs and expenses relating to the operation, administration and management of factories. Also included are inventory write-downs.

R&D Costs

R&D costs comprise costs, salaries, and depreciation of operating assets and equipment directly or indirectly attributable to the Group's R&D activities.

Research costs are recognized in the income statement as incurred. Development projects that are clearly defined and identifiable, where the technical utilization degree, sufficient resources and a potential future market or development opportunities in the Company is evidenced, and where the Company intends to produce, market or use the project, are recognized as intangible assets if it is probable that costs incurred will be covered by future earnings. The cost of such development projects includes direct wages, salaries, materials and other direct and indirect costs attributable to the development projects. Amortization and write-down of such capitalized development projects are started at the date of completion and are included in R&D costs. Other development costs are recognized in the income statement as incurred.

Selling and Distribution Costs

Selling and distribution costs comprise costs relating to the sale and distribution of products and services, including salaries, sales commissions, advertising and marketing costs, depreciation and impairment, etc.

Management and Administrative Expenses

Management and administrative expenses comprise expenses incurred for management and administration. Administrative expenses include office expenses, and depreciation and impairment, etc. Also included are losses on trade receivables.

Other Operating Income and Costs

Other operating income and costs comprise items secondary to the principal activities of the enterprises, including gains and losses on disposal of intangible assets and property, plant and equipment.

Restructurings

Restructuring costs are recognized in the income statement when the restructuring has been decided on and announced. Restructuring costs for the year are recognized in the income statement to the extent that the costs are attributable to disposal or termination of a line of business, closing of business premises or transfer of activities from one country to another and significant changes in management structure or other material matters which have a significant effect on the Group's activities. Restructuring costs are recognized in the income statement under the functions to which they relate and are specified in a note.

Profit (Loss) from Investments in Associates

The proportionate share of the profit (loss) before tax of the individual associates is recognized in the income statement of the parent company less amortization of goodwill and after elimination of the proportionate share of intra-group profits (losses).

Profits (Losses) from Investments in Subsidiaries and Associates in the Parent Company Financial Statements

Dividend received from investments in subsidiaries and associates is recognized in the parent company income statement in the financial year in which the dividend is declared. To the extent that distributed dividend exceeds the accumulated earnings after the acquisition date, the dividend is, however, not recognized in the income statement but recognized as a write-down of the cost of the investment. To the extent that investments are written down below cost, the write-down is recognized in the income statement.

Financial Income and Expenses

Financial income and expenses comprise interest income and expense, costs of permanent loan facilities, gains and losses on securities, receivables, payables and transactions denominated in foreign currencies, amortization of financial assets and liabilities etc. Also included are realized and unrealized gains and losses on derivative financial instruments which are not designated as hedges.

Tax on Profit (Loss) for the Year

The parent company is jointly taxed with all Danish subsidiaries. The current Danish corporation tax is allocated between the jointly taxed companies in proportion to their taxable income. The jointly taxed companies are taxed under the on-account tax scheme.

Tax for the year comprises current tax and changes in deferred tax for the year. The tax expense relating to the profit (loss) for the year is recognized in the income statement, and the tax expense relating to amounts directly recognized in equity is recognized directly in equity. Current tax payable is recognized in current liabilities and deferred tax is recognized in non-current liabilities. Tax receivable is recognized in receivables and deferred tax assets are recognized in other non-current assets.

Deferred tax assets, including the tax base of tax loss carryforwards, are recognized at the expected value of their utilization; either as a set-off against tax on future income or as a set-off against deferred tax liabilities in the same legal tax entity and jurisdiction. Deferred tax is measured using the balance sheet liability method on all temporary differences between the carrying amount and the tax base of assets and liabilities. Deferred tax is not recognized on goodwill unless this is deductible for tax purposes.

Deferred tax is measured according to the tax rules and at the tax rates applicable in the respective countries at the balance sheet date when the deferred tax is expected to crystallize as current tax. The change in deferred tax as a result of changes in tax rates is recognized in the income statement.

If a tax deduction on computation of the taxable income in Denmark or in foreign jurisdictions is obtained as a result of share-based payment programs, the tax effect of the programs is recognized in Tax on the profit (loss) for the year. If the total tax deduction exceeds the total tax expense, the tax benefit for the excess deduction is recognized directly in the balance sheet.

BALANCE SHEET

Intangible assets

Goodwill

Goodwill is recognized at the date of acquisition in the balance sheet at cost as described under Business combinations. Subsequently, goodwill is measured at cost less accumulated impairment losses. Goodwill is not amortized.

The carrying amount of goodwill is allocated to the Group's cash-generating units at the acquisition date. Identification of cash-generating units is based on the management structure and internal financial control. As a result of the integration of acquired enterprises in the existing group, Management assesses that the smallest cash-generating units to which the carrying amount of goodwill can be allocated are Contact Center & Office Headsets and Mobile Headsets, see Segment information.

The carrying amount of goodwill is tested at least annually for impairment together with the other non-current assets in the cash-generating unit to which the goodwill is allocated and written down to recoverable amount over the income statement if the carrying amount is higher. The recoverable amount is computed as the present value of the expected future net cash flows from the enterprises or activities to which the goodwill is allocated. Impairment of goodwill is recognized in a separate line item in the income statement.

Development Projects, Patents and Licenses

Intangible assets with a finite useful life are measured at cost less accumulated amortization and impairment. Amortization is provided on a straight-line basis over the expected useful lives of the assets. The expected useful lives are as follows:

Completed development projects	1-3 years
Software	3-5 years
Patents, licenses, trademarks and other intellectual property rights	up to 20 years

Completed development projects are amortized on a straight-line basis over the estimated useful life. The basis of amortization is calculated less impairment losses.

Development projects are described under Research and development costs.

Gains or losses on the disposal of intangible assets are determined as the difference between the selling price less selling costs and the carrying amount at the disposal date, and are recognized in the income statement as other operating income or other operating costs, respectively.

Telecommunications Systems

Intangible assets include telecommunications systems which are not in the legal ownership of the Group, but from which the Group is contractually entitled to receive revenue. Amortization of telecommunications systems reflects utilization during the period in the form of actual traffic as compared to total forecast traffic over the term of the contract. The carrying amount of a telecommunications system may, however, not exceed what it would have been had amortization been provided on a straight-line basis over the expected useful lives of the assets (contract term). The expected useful lives of telecommunications systems are as follows:

Telecommunications systems	5-15 years

Other Intangible Assets

Other intangible assets with an indefinite useful life, including selected trademarks, are measured at cost less impairment losses. Other intangible assets are not amortized but are tested for impairment annually.

Property, Plant and Equipment

Land and buildings, plant and machinery and fixtures and fittings, other plant and equipment are measured at cost less accumulated depreciation and impairment losses.

Cost comprises the purchase price and costs of materials, components, subsuppliers, direct wages and salaries and indirect production costs until the date when the asset is available for use. Liabilities related to dismantling and removing the asset and restoring the site on which the asset is located are added to the cost. Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately. Interest and other borrowing costs are not included in the cost of acquisition.

Depreciation is provided on a straight-line basis over the expected useful lives of property, plant and equipment. The expected useful lives are as follows:

Buildings and installations	10-50 years
Leasehold improvements	5-20 years
Plant and machinery	3-15 years
Operating assets and equipment	2-7 years

Land is not depreciated.

The basis of depreciation is calculated on the basis of the residual value of the asset less impairment losses. The residual value is determined at the acquisition date and reassessed annually. If the residual value exceeds the carrying amount, depreciation is discontinued. When changing the depreciation period or the residual value, the effect on the depreciation is recognized prospectively as a change in accounting estimates.

Depreciation is recognized in the income statement as production costs, development costs, distribution costs and administrative expenses. Expenses for repairs and maintenance of property, plant and equipment are included in the income statement.

Gains or losses on disposal or scrapping of an item of property, plant and equipment are determined as the difference between the sales price reduced by costs related to dismantling and removing the asset, selling costs and costs related to restoring the site on which the asset is located and the carrying amount. Gains or losses are recognized in the income statement as Other operating income or other operating costs, respectively.

Rental and Lease Matters

Leases for property, plant and equipment that transfer substantially all the risks and rewards incident to ownership to the Group (finance leases) are initially recognized in the balance sheet at the lower of fair value and the present value of the future lease payments. In calculating the net present value the discount factor is the interest rate implicit in the lease or a rate that approximates this rate. Assets held under finance leases are subsequently treated as the Group's other property, plant and equipment.

The capitalized residual obligation on the lease is recognized in the balance sheet as a liability and the interest element of the lease payment is recognized in the income statement over the term of the lease. Leases that do not meet the criteria for classification as a financial asset are treated as operating leases. Operating lease payments are recognized in the income statement over the term of the lease.

Investments in Associates in the Consolidated Financial Statements

Investments in associates are recognized in the consolidated financial statements according to the equity method.

Investments in associates are measured at the proportionate share of the enterprises' net asset values calculated in accordance with the Group's accounting policies minus or plus the proportionate share of unrealized intra-group profits and losses and plus the carrying amount of goodwill.

Investments in associates with negative net asset values are measured at DKK 0 (nil). If the Group has a legal or constructive obligation to cover a deficit in the associate, the remaining amount is recognized under provisions.

Investments in Subsidiaries and Associates in the Parent Company Financial Statements

Investments in subsidiaries and associates are recognized in the parent company financial statements at cost less impairment losses. Where the recoverable amount is lower than cost, investments are written down to this lower value.

Cost is reduced by received dividend that exceeds the accumulated earnings after the acquisition date.

Stock options granted by GN Store Nord to employees in subsidiaries are for accounting purposes treated as a capital injection and increase GN Store Nord's cost of the subsidiaries. If GN Store Nord subsequently requires the subsidiaries to pay the intrinsic value of the options at the exercise date, the cost is reduced correspondingly.

Other Securities

Shares and bonds that are included in the Group's trading portfolio and where fair value can be measured reliably are recognized under current assets at cost at the trade date and are subsequently measured at fair value corresponding to the market price of quoted securities and for unquoted securities an estimated fair value computed on the basis of market data and generally accepted valuation methods. Changes in fair value are recognized currently in the income statement as financial income or financial expenses. Shares and bonds not included in the Group's trading portfolio (available-for-sale) are recognized under non-current assets at cost at the trade date and are subsequently measured at fair value corresponding to the market price of quoted securities and for unquoted securities an estimated fair value computed on the basis of market data and generally accepted valuation methods. Unrealized value adjustments are recognized directly in equity except for impairment losses and reversal of impairment losses as well as foreign exchange adjustments of bonds denominated in foreign currencies, which are recognized as financial income or financial expenses. On realization, the accumulated value adjustment recognized in equity is transferred to financial income or financial expenses in the income statement.

Ownership interests between 20% and 50% in unlisted enterprises in which GN Store Nord does not exercise significant influence on the financial and operating policies are recognized under non-current assets at cost and are subsequently measured at cost if a reliable measurement of the fair value can not be made.

Options on acquisition and disposal of investments in unlisted enterprises are recognized under non-current assets at cost and are subsequently measured at cost if a reliable measurement of the fair value can not be made, see Derivative Financial Instruments.

Impairment of Non-current Assets

Goodwill and intangible assets with indefinite useful lives are subject to at least annual impairment tests, initially before the end of the acquisition year. Similarly, in-process development projects are subject to an annual impairment test.

The carrying amount of goodwill is tested for impairment together with the other non-current assets in the cash-generating unit to which goodwill is allocated and written down to the recoverable amount over the income statement if the carrying amount is higher. The carrying amount of other non-current assets - with the exception of deferred tax assets, investments in associates and other securities measured at fair value - is subject to an annual impairment test for indications of impairment. When there is an indication that assets may be impaired, the recoverable amount of the asset is determined. The recoverable amount is the higher of an asset's fair value less expected costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or the cash-generating unit to which the asset belongs.

Deferred tax assets are subject to annual impairment tests and are recognised only to the extent that it is probable that the assets will be utilised.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds the recoverable amount of the asset or the cash-generating unit. Impairment losses are recognized in the income statement under the respective functions. Impairment of goodwill is recognized in a separate line item in the income statement. Impairment of goodwill is not reversed. Impairment of other assets is reversed only to the extent of changes in the assumptions and estimates underlying the impairment calculation. Impairment is only reversed to the extent that the asset's new carrying amount does not exceed the carrying amount of the asset after amortization had the asset not been impaired.

Inventories

Raw materials and goods for resale are measured at cost in accordance with the FIFO method. Work in progress and finished goods are measured at cost in accordance with the FIFO method. Cost includes direct materials, wages and salaries and indirect production costs. Where the net realizable value is lower than cost, inventories are written down to this lower value.

The net realizable value of inventories is calculated as the sales amount less costs of completion and costs necessary to make the sale and is determined taking into account marketability, obsolescence and development in expected sales price.

Receivables

Receivables are measured at amortized cost less write-down for expected bad debt losses. Write-down for expected bad debt losses is based on an individual assessment of each receivable.

Prepayments

Prepayments recognized under current assets comprise costs incurred concerning subsequent financial years and are measured at cost.

Equity

Dividends

The expected dividend payment for the year is disclosed as a separate item in equity. Proposed dividends are recognized as a liability at the date they are adopted by the annual general meeting (declaration date). Extraordinary dividends are recognized as a liability at the date when the decision to pay extraordinary dividends is made.

Treasury Shares

Cost of acquisition, consideration received and dividends received from treasury shares are recognized directly as retained earnings in equity. Capital reductions from the cancellation of treasury shares are deducted from the share capital at an amount corresponding to the nominal value of the shares. Proceeds from the sale of treasury shares are recognized directly in equity.

Translation Reserve

The translation reserve in the consolidated financial statements comprises foreign exchange differences arising on translation of financial statements of foreign subsidiaries from their functional currencies into the presentation currency used by GN Store Nord (DKK). On full or partial realization of the net investment, the foreign exchange adjustments are recognized in the income statement.

Net Revaluation According to the Equity Method

Net revaluation according to the equity method in the consolidated financial statements comprises value adjustments of investments in associates. Amounts included in the net revaluation of associates are transferred to retained earnings upon realization of the investment in the associate or upon receipt of dividends from the associate.

Pensions and Other Non-current Liabilities

Contributions to defined contribution plans are recognized in the income statement in the period to which they relate and any contributions outstanding are recognized in the balance sheet as other payables. Defined benefit plans are subject to an annual actuarial estimate of the present value of future benefits under the defined benefit plan. The present value is determined on the basis of assumptions about the future development in variables such as salary levels, interest rates, inflation and mortality. The present value is determined only for benefits earned by employees from their employment with the Group. The actuarial present value less the fair value of any plan assets is recognized in the balance sheet in pensions.

Any difference between the expected development in plan assets and the defined benefit obligation and actual amounts results in actuarial gains or losses.

Actuarial gains or losses are recognized directly in equity through the Statement of recognized income and expense.

Similarly, other long-term employee benefits are recognized based on an actuarial calculation. Actuarial gains and losses on other long-term employee benefits are recognized in the income statement immediately.

Other Provisions

Other provisions primarily comprise warranties, onerous contracts, restructurings and return obligations related to sold products etc.

Provisions are recognized when as a result of events before or at the balance sheet date the Group has a legal or a constructive obligation and it is probable that there may be an outflow of resources embodying economic benefits to settle the obligation.

On measurement of provisions, the costs required to settle the liability are discounted if the effect is material to the measurement of the liability. A pre-tax discount factor is used that reflects the current market interest rate level plus risks specific to the liability. Changes in present values during the year are recognized as financial expenses.

The amount recognized as a provision is Management's best estimate of the expenses required to settle the obligation. Warranty provisions are recognized as the underlying goods and services are sold based on warranty costs incurred in previous years and expectations of future costs.

Restructuring costs are recognized under liabilities when a detailed, formal restructuring plan has been announced to the persons affected no later than at the balance sheet date. On acquisition of enterprises, restructuring provisions in the acquiree are only included in goodwill when the acquiree has a restructuring liability at the acquisition date. A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting its obligations under the contract (onerous contracts). A provision for onerous contracts is recognized e.g. when the Company has entered a binding legal agreement for the purchase of components from sub-subsuppliers that exceed the benefits from the expected future use of the components and the Company can only sell the components at a loss.

Financial Liabilities

Amounts owed to mortgage credit institutions and banks are recognized at the date of borrowing at the net proceeds received less transaction costs paid.

In subsequent periods, the financial liabilities are measured at amortized cost, corresponding to the capitalized value using the effective interest rate. Accordingly, the difference between the proceeds and the nominal value is recognized in the income statement over the term of the loan.

Financial liabilities also include the capitalized residual obligation on finance leases. Other liabilities, comprising trade payables, amounts owed to group enterprises and associates as well as other payables, are measured at amortized cost.

Received Prepayments

Received prepayments, recognized in liabilities, comprise payments received concerning income in subsequent years.

CASH FLOW STATEMENT

The cash flow statement is presented using the indirect method based on the operating profit (loss). The cash flow statement shows the cash flows from operating, investing and financing activities for the year, the year's changes in cash and cash equivalents as well as the cash and cash equivalents at the beginning and end of the year. The cash flow effect of acquisitions and disposals of enterprises is shown separately in cash flows from investing activities. Cash flows from acquisitions of enterprises are recognized in the cash flow statement from the date of acquisition. Cash flows from disposals of enterprises are recognized up until the date of disposal.

Cash flows from operating activities comprise cash flows from the year's operations adjusted for non-cash operating items and changes in working capital. Working capital comprises current assets excluding items stated as cash and cash equivalents and excluding tax receivable, as well as current liabilities less repayment of non-current liabilities, bank loans and tax payable.

Cash flows from investing activities comprise payments in connection with acquisitions and disposals of enterprises and activities, acquisitions and disposals of intangible assets, property, plant and equipment and other non-current assets and acquisitions and disposals of securities that are not included in cash and cash equivalents.

Cash flows from financing activities comprise changes in the size or composition of the share capital and related costs as well as the raising of loans, repayment of interest-bearing debt, acquisition and disposal of treasury shares and payment of dividends to shareholders. Cash and cash equivalents comprise cash and short-term marketable securities with a term of three months or less which are subject to an insignificant risk of changes in value.

Net cash flows from operating, investing and financing activities of discontinuing operations are presented separately in the cash flow statement and disclosed in a note.

SEGMENT INFORMATION

The Group's main activities and primary segment comprise:

- Contact Center & Office Headsets
- Mobile Headsets

The Group's secondary (geographical) segments comprise:

- Denmark
- Rest of Nordic region
- Rest of Europe
- North and South America
- Asia and rest of World

Segment information is based on the Group's accounting policies, risks and internal financial management. Segment revenue and expense and segment assets and liabilities comprise items directly attributable to a segment and items which can be allocated to a segment on a reasonable basis. Unallocated items primarily comprise assets and liabilities and revenue and expense relating to the Group's administrative functions, investing activities, income taxes etc.

Segment assets comprise non-current assets used directly in the operating activities of the segment, including intangible assets, property, plant and equipment and investments in associates. Current segment assets comprise current assets used directly in the operating activities of the segment, including inventories, trade receivables, other receivables, prepayments and cash and cash equivalents. Segment liabilities comprise liabilities resulting from the operating activities of the segment, including trade payables and other payables.

KEY RATIOS

Earnings per Share and Diluted Earnings per Share

Earnings per share (EPS) is calculated by dividing the profit for the year after tax by the weighted average number of shares outstanding in the year.

Diluted earnings per share are calculated by increasing the weighted average number of shares outstanding by the number of additional ordinary shares that would be outstanding if potentially dilutive shares were issued. The dilutive effect of outstanding share options is calculated using the Treasury Stock method.

Other Key Ratios

Other key ratios are calculated in accordance with the Danish Society of Financial Analysts' guidelines on the calculation of key ratios "Recommendations Financial Ratios 2005". The key ratios stated in the survey of consolidated financial highlights are defined on the inside of the back cover.

Note 2 – Significant Accounting Estimates and Judgments

Determining the carrying amount of certain assets and liabilities implies making an estimate over how future events will affect the value of these assets and liabilities at the balance sheet date. Estimates, which are significant for the preparation of the financial statements, are i.e. made by making a computation of amortization, depreciation and impairment, useful lives and remaining useful lives of non-current assets, pensions and similar non-current liabilities, provisions and contingent assets and liabilities.

The estimates used are based on assumptions which by Management are assessed to be reliable, but which by nature are associated with uncertainty. The assumptions may be incomplete or incorrect, and unexpected events or circumstances may arise. Furthermore, the Company is subject to risks and uncertainties which may result in the fact that actual results may differ from these estimates. Particular risks of GN Store Nord are described in the Management's report. GN Store Nord considers the following estimates and assumptions significant to the annual report:

Development Projects

Development projects are initially measured at cost. An impairment test is performed of the carrying amount of recognized development projects. The impairment test is based on assumptions regarding strategy, product lifecycle, market conditions, discount rates and budgets etc. after the project has been completed and production has commenced. If market-related assumptions etc. are changed, development projects may have to be written down. Management examines and assesses the underlying assumptions when determining whether the carrying amount should be written down.

The carrying amount of completed and in-process development projects is DKK 115 million at December 31, 2006 (2005: DKK 82 million).

Impairment of Goodwill

Determining whether goodwill is impaired requires a comparison of the recoverable amount with the carrying amount. The recoverable amount is determined as the net present value of the future cash flows expected to arise from the cash-generating unit to which goodwill is allocated. The recoverable amount is determined based on the discounted future cash flows expected from the cash-generating unit. At December 31, 2006 the carrying amount of goodwill is DKK 455 million. Assumptions underlying the impairment test are provided in note 15.

Write-down for Bad Debt Losses on Receivables

Receivables are measured at amortized cost less write-down for expected bad debt losses. GN Store Nord performs write-downs for expected bad debt losses based on an individual assessment of each receivable. If a customer's financial condition deteriorates, and thus the ability to meet the financial obligation to GN Store Nord, further write-downs may be required in future periods. In assessing the adequacy of write-downs for bad debt losses, Management specifically analyses receivables, including doubtful debts, concentrations of credit risk, credit ratings, current economic conditions and changes in customers' payment terms.

Based on actual losses incurred in the latest three years, uncertainties associated with write-down for bad debt losses are considered limited. At December 31, 2006 the carrying amount of write-downs for bad debt losses is DKK 40 million (2005: DKK 88 million).

Measurement of Inventories

Inventories are measured at cost using the standard cost method. Standard costs take into account normal levels of raw materials and consumables, staff costs, efficiency and capacity utilization. Standard costs are reviewed regularly and adjusted to take into account changes in circumstances. Where the net realizable value is lower than cost, inventories are written down to this lower value. The net realizable value of inventories is calculated based on the size of the inventory and decreases in the recoverable amount of purchased raw materials, technical obsolescence (e.g. faulty products), physical obsolescence (e.g. damaged products) and financial obsolescence (e.g. reduced demand or substituting products). GN Store Nord performs write-downs of inventories based on an individual assessment of products or product groups and expected product sales within 12 months following the balance sheet date.

At December 31, 2006 the carrying amount of write-downs of inventories is DKK 70 million (2005: DKK 40 million).

Deferred Tax

Management has made judgments in determining the Company's provisions for tax, deferred tax assets and deferred tax liabilities and the extent to which deferred tax assets are recognized. GN Store Nord recognizes deferred tax assets only to the extent that it is probable that taxable profit will be available against which the temporary differences and unused tax losses can be utilized. Management has taken the future taxable profit into account in determining the recognition of deferred tax assets.

At December 31, 2006 the carrying amount of deferred tax assets (net) and deferred tax liabilities is DKK 196 million (2005: DKK 172 million) and DKK 72 million (2005: DKK 109 million), respectively.

Provisions and Contingencies

As part of its normal business policy GN Store Nord supplies its products with ordinary and extended warranties. Warranty provisions are recognized based on historical and future warranty costs related to the Group's products. Future warranty costs may differ from past practices and the level of costs.

At December 31, 2006 the carrying amount of warranty provisions is DKK 14 million (2005: DKK 17 million).

GN Store Nord's production of headsets is undertaken by sub-suppliers. Agreement has been made with a number of the sub-suppliers that the sub-suppliers purchase components for the production of headsets based on sales estimates prepared by GN. To the extent that GN's actual purchases from sub-suppliers are lower than sales estimates, GN will be under obligation to purchase any remaining components from the sub-suppliers. Management assesses sales estimates on an ongoing basis and to the extent that component inventories at sub-suppliers are not expected to be used, GN recognizes a provision for onerous purchase contracts. At December 31, 2006 the carrying amount of onerous purchase contracts is DKK 34 million (2005: DKK 4 million).

The Company's Management assesses provisions, contingent assets and contingent liabilities and the likely outcome of pending or threatened lawsuits on an ongoing basis. The outcome depends on future events that are by nature uncertain. In assessing the likely outcome of lawsuits and tax disputes etc., Management bases its assessment on external legal assistance and decided cases. A detailed account of significant lawsuits is provided in note 35.

Discontinuing Operations

GN ReSound is presented as a discontinuing operation as of October 1, 2006. GN ReSound comprises the segments Hearing Instruments and Audiologic Diagnostics Equipment, which are units in the GN Store Nord group whose activities and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the other business areas. GN ReSound is presented in a separate line item in the income statement with comparative figures and disclosure in the notes.

In the balance sheet at December 31, 2006 assets and liabilities related to GN ReSound are presented in separate line items as "held for sale" and disclosed in the notes. Management has made an assessment of the fair value of GN ReSound's assets, which did not give rise to any write-downs. GN Store Nord has not made any depreciation or amortization of non-current assets from the date when the unit was classified as "held for sale", i.e. from October 1, 2006.

Concurrent with the sale of GN ReSound it was decided to terminate a number of shared group functions in GN Store Nord, as GN Store Nord will no longer serve as a holding company for more units, but only for GN's headset business. The termination of GN Store Nord's joint corporate functions is accordingly presented as discontinuing operations.

Financial highlights for 2002-2004 have not been restated to the changed presentation and therefore correspond to the financial highlights presented in the annual report for 2005.

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
3	**Revenue**				
	Revenue is distributed as follows:				
	Products	3,397	3,508	-	-
	Services	16	21	16	19
	Rent	-	4	-	-
	Total	**3,413**	**3,533**	**16**	**19**
	Total revenue by geographic area:				
	Denmark	77	77	-	-
	Rest of Nordic region	152	123	-	-
	Rest of Europe	997	1,028	16	19
	North and South America	1,878	1,954	-	-
	Asia	302	329	-	-
	Other	7	22	-	-
	Total	**3,413**	**3,533**	**16**	**19**
4	**Staff costs**				
	Staff costs				
	Wages, salaries and remuneration and emoluments	(1,802)	(1,482)	(130)	(69)
	Pensions	(64)	(57)	(8)	(4)
	Other social security costs	(184)	(187)	(2)	(2)
	Share-based payments	(13)	(17)	(3)	(2)
	Total	**(2,063)**	**(1,743)**	**(143)**	**(77)**
	Included in:				
	Production costs and change in payroll costs included in inventories	(97)	(59)	-	-
	Development costs	(111)	(71)	-	-
	Selling and distribution costs	(328)	(276)	-	-
	Management and administrative expenses	(239)	(167)	(143)	(77)
		(775)	(573)	(143)	(77)
	Profit (loss) from continuing operations	(1,288)	(1,170)	-	-
	Total	**(2,063)**	**(1,743)**	**(143)**	**(77)**
	Of which:				
	Parent company Supervisory Board emoluments	(2)	(2)	(2)	(2)
	Parent company Executive Management remuneration	(28)	(19)	(23)	(13)

Parent company Supervisory Board emoluments and Executive Management remuneration for 2006 are specified on page 25.

The former CEO, Jørn Kildegaard, resigned in October 2006. In addition to his remuneration in the period January to October 2006 Jørn Kildegaard has been promised two years' remuneration. The total remuneration is recognized in 2006 at DKK 17 million. In addition, Jørn Kildegaard may receive up to a further two years' salary conditional on the completion of the GN ReSound transaction.

CEO Jesper Mailind resigned from the Executive Management of GN Store Nord A/S in October 2006. Jesper Mailind is recognized at DKK 4 million in 2006. In addition, Jesper Mailind may receive up to a further two years' salary conditional on the completion of the GN ReSound transaction.

	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
Average number of employees, continuing operations	2,028	1,989	217	91
Average number of employees, year end, continuing operations	1,795	2,073	241	109
Average number of employees, discontinuing operations	3,455	3,201	-	-
Average number of employees, year end, discontinuing operations	3,353	3,556	-	-

Incentive plans

The Group's incentive plans are specified and described in note 40.

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
5	**Development costs**				
	Development costs are capitalized when the related projects satisfy a number of conditions relating to reliability of measurement and probability of future earnings.				
	The relationship between development costs incurred and development costs recognized in the income statement is as follows:				
	Development costs incurred	(173)	(132)	-	-
	Depreciation of operating assets etc. used for development	(10)	(5)	-	-
	Grants and tax refunds	-	-	-	-
	Total development costs incurred	(183)	(137)	-	-
	Development costs capitalized as development projects	96	70	-	-
	Amortization of capitalized in-house development projects	(64)	(59)	-	-
	Total expensed development costs	**(151)**	**(126)**	**-**	**-**
6	**Depreciation, amortization and impairment**				
	Depreciation, amortization and impairment for the year of property, plant and equipment and software, and amortization and impairment of in-house development projects and other intangible assets acquired in company acquisitions are recognized in the income statement as follows:				
	Production costs	(45)	(25)	(1)	(1)
	Development costs	(74)	(64)	-	-
	Selling and distribution costs	(9)	(10)	-	-
	Management and administrative expenses	(56)	(42)	(8)	(5)
		(184)	(141)	(9)	(6)
	Profit (loss) from continuing operations	(161)	(194)	-	-
	Total	**(345)**	**(335)**	**(9)**	**(6)**
7	**Fees to auditors appointed by the annual general meeting**				
	Audit fees	(11)	(9)	(1)	(1)
	Total	**(11)**	**(9)**	**(1)**	**(1)**
	Other assistance				
	Other audit-related services	(2)	(4)	(1)	(2)
	Tax assistance and advice	(6)	(6)	(1)	(2)
	Other services	(2)	(3)	-	-
	Total	**(10)**	**(13)**	**(2)**	**(4)**
	Total	**(21)**	**(22)**	**(3)**	**(5)**
	Distributed as follows:				
	Management and administrative expenses	(10)	(12)	(3)	(5)
	Profit (loss) from discontinuing operations	(11)	(10)	-	-
	Total	**(21)**	**(22)**	**(3)**	**(5)**
8	**Restructuring**				
	Severance pay, post-employment pay, outplacement costs, etc.	(55)	(6)	-	-
	Other, including other loss-making contracts	(12)	(1)	-	-
	Total	**(67)**	**(7)**	**-**	**-**
	Recognized in the income statement as:				
	Production costs	2	-	-	-
	Management and administrative expenses	-	-	-	-
		2	-	-	-
	Profit (loss) from discontinuing operations	(69)	(7)	-	-
	Total	**(67)**	**(7)**	**-**	**-**

Profit (loss) from discontinuing operations include restructuring costs primarily related to the relocation of a distribution centre from Ireland to Denmark. Additional information is provided in note 28.

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
9	**Dividends from subsidiaries and associates**				
	Adjustment to balance at January 1, new Danish joint taxation rules			-	2
	Total			**-**	**2**
10	**Share of profit (loss) in associates**				
	Impairment of goodwill	-	(3)	-	-
	Total	**-**	**(3)**	**-**	**-**
11	**Financial income**				
	Interest income from subsidiaries	-	-	93	66
	Interest income, discontinuing operations	-	12	-	-
	Interest income from bank accounts	8	2	6	4
	Interest income, other	8	8	5	-
	Foreign exchange adjustments, shares	-	3	-	3
	Gains on financial instruments	2	3	2	3
	Foreign exchange gain	6	8	4	1
	Total	**24**	**36**	**110**	**77**
12	**Financial expenses**				
	Interest expense to subsidiaries	-	-	(57)	(34)
	Interest expense, discontinuing operations	(3)	-	-	-
	Interest expense on bank loans	(47)	(14)	(45)	(13)
	Interest expense, other	(10)	(1)	(3)	-
	Foreign exchange loss	(1)	-	-	(10)
	Total	**(61)**	**(15)**	**(105)**	**(57)**
13	**Tax**				
	Tax on the profit (loss) for the year can be specified as follows:				
	Tax on profit (loss) from continuing operations	99	(65)	55	(22)
	Tax on profit (loss) from discontinuing operations	(25)	91	-	-
	Total	**74**	**26**	**55**	**(22)**
	Tax on profit (loss) from continuing operations can be specified as follows:				
	Joint taxation contribution	76	35	48	29
	Tax payable on foreign activities	(14)	(16)	-	-
	Deferred tax adjustment	12	(95)	9	(37)
	Change in tax rate	1	(3)	-	8
	Capitalization of tax assets not previously recognized	6	(1)	-	-
	Other, including prior-year tax adjustment	18	15	(2)	(22)
	Total	**99**	**(65)**	**55**	**(22)**
	Breakdown of tax rate	**%**	**%**		
	Danish tax rate	28	28		
	Change in and differences compared to Danish tax rate	(1)	(2)		
	Non-taxable income and non-deductible expenses	5	-		
	Change in value adjustment, including utilization of non-capitalized tax losses	4	-		
	Prior-year tax adjustment	3	(3)		
	Other value adjustments and changes	25	(4)		
	Effective tax rate	**64**	**19**		

In 2006 the parent company paid DKK 0 million (Group's continuing operations: DKK 17 million) in corporation tax against DKK 0 million (Group's continuing operations: DKK 14 million) in 2005.

In 2006 the parent company received reimbursement of corporation tax (joint taxation contributions from subsidiaries) of DKK 41 million (Group's continuing operations: DKK 2 million) against DKK 0 million (Group's continuing operations: DKK 7 million) in 2005.

Note

14 **Profit from discontinuing operations and assets held for sale**

For a number of years, GN's strategic platform has been to build technology-based activities which can achieve leadership in their respective markets through organic growth and acquisitions. Since launching "The new GN" in January 2003, GN has focused partly on headsets and partly on hearing instruments including audiologic diagnostics equipment. The goal has been to achieve leading global positions in all activities since critical mass is essential in order to fund necessary investments in development, sales and marketing, so that the activities can generate attractive earnings.

Therefore, GN has actively consolidated the relevant industries, not only within headsets, but also within hearing instruments, acquiring and integrating five manufacturers into GN ReSound over a period of time. The need for critical mass in the industry is constantly intensifying because the demand for more frequent and faster product launches in all price categories is constantly increasing, necessitating ever greater investments in development, marketing and sales. Therefore, on July 5, 2006 GN announced that a strategic review would be initiated for GN ReSound and its affiliated activities in GN Otometrics. The review was to clarify whether the shareholders' interests would be best served by letting GN ReSound form part of further industry consolidation or whether the business could generate similar value by adhering to the strategy of organic growth complemented by minor acquisitions and investments at the distribution and retail level.

On October 2, 2006 GN signed an agreement to sell GN ReSound to Phonak Holding AG for a total consideration of DKK 15.5 billion in cash on a debt and cash free basis. GNResound is owned by GN Store Nord A/S via its two subsidiaries GN ReSound A/S and GN ReSound GmbH Hörtechnologie.

The agreement is subject to approval by the competition authorities and Phonak's subsequent rights issue to fund part of the acquisition price. The founding shareholders of Phonak, who own approx. 30% of the Phonak ordinary share capital, have committed to vote in favor of the capital increase. However, in the event that Phonak does not complete the share issuance by August 15, 2007, GN has the right to receive consideration consisting of cash and new shares at the then prevailing market price subject to a maximum number of shares. The transaction is expected to be completed in the first half of 2007. Accordingly, GN ReSound is classified as assets held for sale as of October 2, 2006.

The agreement with Phonak comprises the divestment of GN ReSound and all assets and liabilities of that company, including affiliated activities within audiologic diagnostics equipment in GN Otometrics, as well as those parts of GN Store Nord's joint corporate functions related to GN ReSound.

Net of costs related to the divestment, the transaction is expected to result in proceeds of at least DKK 15 billion and an after-tax profit of at least DKK 10 billion at closing. The gain is recognized in the income statement at the closing of the transaction. For the parent company the accounting gain on the sale is determined to amount to at least DKK 10 billion.

GN ReSound's goodwill amounted to 2,304 million at December 31, 2006. The sales value execeeds the carrying amounts.

GN ReSound's development activities amounted to DKK 461 million at December 31, 2006. Development projects comprise development and design of hearing instruments and audiologic diagnostics equipment.

For a description of pension obligations and similar obligations for GN ReSound refer to note 26.

GN Store Nord will change its function in connection with the disposal of GN ReSound, primarily through the termination of the management of a number of joint corporate functions. These restructuring costs were included in the profit from discontinuing operations by DKK 14 million in 2006.

Other provisions relate to previously sold companies.

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
14	**Profit from discontinuing operations and assets held for sale (continued)**				
	Profit from discontinuing operations				
a)	Profit before tax, GN ReSound	417	472	-	-
	Termination of joint corporate functions	(14)	-	(14)	-
	Adjustment of other provisions	25	9	19	-
b)	Tax	(25)	91	-	-
	Total	**403**	**572**	**5**	**-**
	Earnings per share for discontinuing operations				
	Earnings per share (EPS)	1.98	2.75		
	Earnings per share, fully diluted (EPS diluted)	1.96	2.72		
	Earnings per share excluding amortization and impairment of intangible assets and restructuring etc.	2.43	2.94		
	Earnings per share excluding amortization and impairment of intangible assets and restructuring etc., fully diluted	2.41	2.91		
	Assets held for sale				
c)	Assets, GN ReSound	5,525	-	4,583	-
	Pre-paid expenses	71	-	71	-
	Total	**5,596**	**-**	**4,654**	**-**
	Assets held for sale in the parent company comprise shares in subsidiaries in GN ReSound, refer to the list on page 70.				
	Liabilities associated with assets held for sale				
d)	Liabilities, GN ReSound	1,304	-	-	-
	Liabilities related to termination of joint corporate functions	8	-	8	-
	Other provisions	14	40	10	29
	Total	**1,326**	**40**	**18**	**29**
	Net cash flows from discontinuing operations				
	Cash flows from operating activities	260	688	-	-
	Cash flows from investing activities	(264)	(576)	(79)	-
	Cash flows from financing activities	(96)	(75)	-	-
	Total	**(100)**	**37**	**(79)**	**-**

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005
a)	**Profit before tax, GN ReSound**		
	Income statement		
	Revenue	3,353	3,111
	Production costs	(1,320)	(1,186)
	Gross profit	**2,033**	**1,925**
	Development costs	(233)	(187)
	Selling and distribution costs	(995)	(852)
	Management and administrative expenses	(417)	(368)
	Other operating income	(2)	12
	Impairment of goodwill	-	(8)
	Operating profit before share of profit (loss) in subsidiaries and associates	**386**	**522**
	Share of profit (loss) in associates	-	(8)
	Operating profit	**386**	**514**
	Gains/losses on disposal of operations	54	-
	Profit before financial items	**440**	**514**
	Financial income	39	15
	Financial expenses	(62)	(55)
	Profit before tax	**417**	**472**

14 Profit from discontinuing operations and assets held for sale (continued)

b) Tax

Tax related to GN ReSound is DKK (25) million, of which DKK (140) million is primarily attributable to capitalization of previously unrecognized tax assets in Germany due to finalised tax assessment. The profit (loss) relating to the termination of the joint corporate functions and adjustment of other provisions did not affect tax on discontinuing operations. Tax on changes in equity relating to discontinuing operations amounts to DKK 40 million.

		CONSOLIDATED
	(DKK millions)	**2006**
c)	**Assets, GN ReSound**	
	Non-current assets	
	Goodwill	2,304
	Development projects	461
	Software	63
	Patents and rights	56
	Other intangible assets	237
	Total intangible assets	**3,121**
	Factory and office buildings	98
	Leasehold improvements	36
	Plant and machinery	66
	Operating assets and equipment	78
	Leased plant and equipment	2
	Assets under construction	1
	Total property, plant and equipment	**281**
	Investments in associates	64
	Other securities	58
	Other receivables	1
	Deferred tax assets	498
	Total other non-current assets	**621**
	Total non-current assets	**4,023**
	Current assets	
	Inventories	**391**
	Trade receivables	739
	Receivables from associates	11
	Tax receivable	12
	Other receivables	172
	Prepayments	106
	Total receivables	**1,040**
	Cash and cash equivalents	**71**
	Total current assets	**1,502**
	Total assets	**5,525**
d)	**Liabilities, GN ReSound**	
	Non-current liabilities	
	Capitalized lease obligations	1
	Other long-term payables	13
	Received prepayments	37
	Pension obligations and similar obligations	51
	Deferred tax	56
	Other provisions	60
	Total non-current liabilities	**218**
	Current liabilities	
	Amounts owed to continuing operations	14
	Repayment of long-term loans	3
	Bank loans	150
	Trade payables	232
	Amounts owed to associates	-
	Tax payable	93
	Other payables	372
	Received prepayments	63
	Other provisions	159
	Total current liabilities	**1,086**
	Total liabilities GN ReSound	**1,304**

Note

15 Intangible assets

Consolidated (DKK millions)	Goodwill	Development projects, developed in-house	Software	Patents and rights	Telecommunications systems	Other	Total
Cost at January 1	3,052	781	313	263	156	543	5,108
Additions	-	226	54	-	3	6	289
Disposals	(3)	(71)	(2)	-	-	(1)	(77)
Foreign exchange adjustments	(201)	(3)	(17)	(15)	-	(35)	(271)
Transferred to assets held for sale	(2,393)	(691)	(158)	(117)	-	(370)	(3,729)
Cost at December 31	455	242	190	131	159	143	1,320
Amortization and impairment at January 1	(8)	(336)	(206)	(194)	(123)	(177)	(1,044)
Amortization	-	(125)	(47)	(9)	(9)	(25)	(215)
Disposals	-	62	-	-	-	-	62
Foreign exchange adjustments	-	3	15	15	-	14	47
Transferred to assets held for sale	8	269	114	61	-	124	576
Amortization and impairment at December 31	-	(127)	(124)	(127)	(132)	(64)	(574)
Carrying amount at December 31, 2006	**455**	**115**	**66**	**4**	**27**	**79**	**746**
Cost at January 1	4,188	621	245	244	156	372	5,826
Additions on company acquisitions	325	-	4	-	-	116	445
Additions	-	188	49	-	-	-	237
Disposals	(4)	(33)	(3)	-	-	-	(40)
Transfers	(1,807)	-	-	-	-	-	(1,807)
Foreign exchange adjustments	350	5	18	19	-	55	447
Cost at December 31	3,052	781	313	263	156	543	5,108
Amortization and impairment at January 1	(1,807)	(245)	(139)	(164)	(115)	(131)	(2,601)
Amortization	-	(119)	(54)	(11)	(8)	(25)	(217)
Disposals	-	33	3	-	-	-	36
Impairment	(8)	-	-	-	-	-	(8)
Transfer opening balance to cost	1,807	-	-	-	-	-	1,807
Foreign exchange adjustments	-	(5)	(16)	(19)	-	(21)	(61)
Amortization and impairment at December 31	(8)	(336)	(206)	(194)	(123)	(177)	(1,044)
Carrying amount at December 31, 2006	**3,044**	**445**	**107**	**69**	**33**	**366**	**4,064**
Amortized over	-	1-3 years	3-5 years	up to 20 years	5-15 years	up to 20 years	

Goodwill:

No additions were made to goodwill in 2006. Management has performed an impairment test of the carrying amount of goodwill at December 31, 2006.The impairment test covered the Group's cash-generating units (CGU) to which the carrying amount of goodwill is allocated at December 31, 2006

	Carrying amount of goodwill 2006	Carrying amount of goodwill 2005
Cash-generating units:		
Contact Center & Office headset	281	307
Mobile headset	174	195
Total	**455**	**502**

Note

15 Intangible assets (continued)

In the impairment test the discounted future cash flows of each CGU were compared with the carrying amounts at December 31, 2006. In 2006 no write-down was made.

Future cash flows are based on the 2007 budget and GN Store Nord's strategy plan for 2007 - 2010. Significant assumptions underlying the calculated flows comprise expectations for future growth in revenue and the expected EBITA margin.

The impairment test was based on the following significant assumptions for 2007:

	Contact Center & Office headset	Mobile headset
Expected growth in revenue in %	(2)%-7%	11%-16%
Expected EBITA margin	15%-16%	(2)%-(4)%*
Expected growth in the terminal period in %	2.5%	2.5%
Pre-tax discount rate in % at December 31, 2006	13%	15%

* For 2007 negative earnings are expected in Mobile headset related to the implementation of a new business model. Subsequently positive, increasing EBITA margins and a lower working capital are expected.

Future profitability is a crucial assumption for mainting the value of goodwill in Mobile headset. In 2008 positive EBITA is expected, and based on increasing revenue the future EBITA margin is then expected to constitute approximately 3-5%. The decided outsourcing strategy will lead to a decrease in working capital, including a decrease in inventories, which also constitutes a crucial assumption for maintaining the value of goodwill in this segment.

On the basis of the impairment test and the related assumptions, it is Management's assessment that no need exists for impairment write-down of goodwill at December 31, 2006.

Development projects and software:
In-progress and completed development projects comprise development and design headsets. The development projects are expected to be completed in 2007 and 2008, after which date product sales and marketing can be commenced. Management performs at least an annual impairment test of the carrying amount of recognized development costs. In Management's assessment, the recoverable amount exceeds the carrying amount. The recoverable amount is assessed based on sales forecasts.

Software comprises development, design and test of production and planning software and reporting systems, business intelligence etc. Implementation of the systems and reporting systems is expected to optimize internal procedures and processes. In 2006 Management assessed that the expected useful lives are reflected in the carrying amount at December 31, 2006.

The carrying amount at December 31, 2006 of completed and in-progress development projects, which are developed in-house, and software is specified as follows:

	Development projects, developed in-house		Software		Total	
	2006	2005	2006	2005	2006	2005
Cost at December 31, completed projects	183	613	190	297	373	910
Cost at December 31, projects in progress	59	168	-	16	59	184
	242	**781**	**190**	**313**	**432**	**1,094**
Carrying amount at December 31, completed projects	55	277	66	91	121	368
Carrying amount at December 31, projects in progress	60	168	-	16	60	184
	115	**445**	**66**	**107**	**181**	**552**

Patents and rights
Patents and rights primarily comprise rights relating to technologies regarding the development of headsets.

Other
The Group's other intangible assets comprise DKK 79 million related to trademarks.

Note

15 Intangible assets (continued)

Parent company

(DKK millions)	Software	Telecommunications systems	Total
Cost at January 1	8	76	84
Additions	28	3	31
Cost at December 31	36	79	115
Amortization and impairment at January 1	(2)	(56)	(58)
Amortization	(3)	(5)	(8)
Amortization and impairment at December 31	(5)	(61)	(66)
Carrying amount at December 31, 2006	**31**	**18**	**49**
Cost at January 1	3	76	79
Additions	5	-	5
Cost at December 31	8	76	84
Amortization and impairment at January 1	-	(53)	(53)
Amortization	(2)	(3)	(5)
Amortization and impairment at December 31	(2)	(56)	(58)
Carrying amount at December 31, 2005	**6**	**20**	**26**
Amortized over	3-5 years	5-15 years	

Note

16 Property, plant and equipment

Consolidated

(DKK millions)	Factory and office buildings	Leasehold improve-ments	Plant and machinery	Operating assets and equipment	Leased plant and equipment	Tele-communi-cations systems	Assets under con-struction	Total
Cost at January 1	199	122	418	389	12	-	72	1,212
Additions	148	10	56	34	-	-	160	408
Disposals	-	(10)	(17)	(22)	-	-	(1)	(50)
Transfers	32	(1)	44	2	-	-	(77)	-
Foreign exchange adjustments	(2)	(6)	(15)	(17)	-	-	(2)	(42)
Transferred to assets held for sale	(123)	(87)	(265)	(256)	(12)	-	-	(743)
Cost at December 31	254	28	221	130	-	-	152	785
Depreciation and impairment at January 1	(20)	(76)	(316)	(278)	(9)	-	-	(699)
Depreciation	(14)	(12)	(66)	(37)	(1)	-	-	(130)
Disposals	-	8	14	18	-	-	-	40
Transfers	-	1	1	(1)	-	-	-	1
Foreign exchange adjustments	-	4	13	12	-	-	-	29
Transferred to assets held for sale	24	53	206	182	10	-	-	475
Depreciation and impairment at December 31	(10)	(22)	(148)	(104)	-	-	-	(284)
Carrying amount at December 31, 2006	**244**	**6**	**73**	**26**	**-**	**-**	**152**	**501**
Cost at January 1	220	105	370	317	12	41	4	1,069
Additions on company acquisitions	-	-	3	9	-	-	-	12
Additions	3	15	36	58	-	-	74	186
Disposals	(35)	(8)	(31)	(20)	-	(41)	-	(135)
Transfers	-	-	6	1	-	-	(7)	-
Foreign exchange adjustments	11	10	34	24	-	-	1	80
Cost at December 31	199	122	418	389	12	-	72	1,212
Depreciation and impairment at January 1	(25)	(52)	(276)	(238)	(8)	(41)	-	(640)
Depreciation	(7)	(27)	(44)	(38)	(2)	-	-	(118)
Disposals	14	8	30	17	-	41	-	110
Foreign exchange adjustments	(2)	(5)	(26)	(19)	1	-	-	(51)
Depreciation and impairment at December 31	(20)	(76)	(316)	(278)	(9)	-	-	(699)
Carrying amount at December 31, 2005	**179**	**46**	**102**	**111**	**3**	**-**	**72**	**513**
Additions and disposals include continuing operations as follows:								
Additions	145	2	36	17	-	-	159	359
Disposals	-	-	(2)	(7)	-	-	(1)	(10)
Depreciated over	10-50 years	5-20 years	3-15 years	2-7 years	2-7 years	-	-	-

Parent company

(DKK millions)	Operating assets and equipment	Total
Cost at January 1	4	4
Additions	5	5
Disposals	(1)	(1)
Cost at December 31	8	8
Depreciation and impairment at January 1	(4)	(4)
Depreciation	(1)	(1)
Disposals	1	1
Depreciation and impairment at December 31	(4)	(4)
Carrying amount at December 31, 2006	**4**	**4**
Cost at January 1	4	4
Cost at December 31	4	4
Depreciation and impairment at January 1	(3)	(3)
Depreciation	(1)	(1)
Depreciation and impairment at December 31	(4)	(4)
Carrying amount at December 31, 2005	**-**	**-**
Depreciated over	2-7 years	

		PARENT COMPANY	
Note	(DKK millions)	2006	2005
17	**Investments in subsidiaries**		
	Cost at January 1	5,384	4,758
	Change in accounting policies	-	15
	Adjustment to balance at January 1, new Danish joint taxation rules	-	308
	Additions, capital contribution	73	303
	Disposals	(274)	-
	Transferred to assets held for sale	(4,583)	-
	Cost at December 31	**600**	**5,384**

Group companies are listed on page 70.

		CONSOLIDATED	
		2006	2005
18	**Investments in associates**		
	Cost at January 1	259	184
	Additions	-	74
	Disposals	(135)	(3)
	Foreign exchange adjustments	-	4
	Transferred to assets held for sale	(124)	-
	Cost at December 31	-	259
	Value adjustments at January 1	(70)	(47)
	Share of profit (loss)	(6)	(8)
	Dividends	-	(2)
	Impairment	-	(3)
	Disposals	53	1
	Other changes in equity	-	(11)
	Transferred to assets held for sale	·23	-
	Value adjustments at December 31	-	(70)
	Net asset value at December 31	-	189
	Companies with negative net asset values	-	-
	Carrying amount at December 31	**-**	**189**
	Aggregated financial information in respect of associates is provided below		
	Revenue	-	796
	Profit (loss) for the year after tax	-	(36)
	Total assets	-	342
	Total liabilities	-	226
	Total share of profit (loss) for the year after tax	-	(8)
	Total share of net assets	-	41

Associates are listed on page 70.

Aggregated financial information in respect of joint ventures accounted for by proportionate consolidation is provided below:

		2006	2005
	Non-current assets	9	13
	Current assets	20	27
	Non-current liabilities	-	-
	Current liabilities	-	7
	Revenue	-	-
	Costs	5	9

Joint ventures accounted for by proportionate consolidation are listed on page 70.

		2006	2005
19	**Other securities**		
	Shares, listed	-	-
	Shares, unlisted	4	6
	Total	**4**	**6**

		CONSOLIDATED	
Note	(DKK millions)	2006	2005
20	**Other receivables**		
	Loans	10	27

Loans have terms of between 1 - 8 years and will be fully repaid by 2013 at the latest.

21 Prepayments

Prepayments include rent paid in advance, insurance and other costs.

		CONSOLIDATED		PARENT COMPANY	
Note	(DKK millions)	2006	2005	2006	2005
22	**Deferred tax assets**				
	Tax assets at January 1	561	418	-	180
	Adjustment to balance at January 1, new Danish joint taxation rules	-	-	-	(306)
	Prior-year adjustments	4	5	-	-
	Change in tax rate	1	(5)	-	-
	Capitalization of tax assets not previously recognized	6	249	-	-
	Changes relating to profit (loss) for the year	1	(138)	-	-
	Transferred from "Deferred tax"	-	84	-	126
	Tax on changes in equity	53	(88)	-	-
	Foreign exchange and other adjustments	(19)	36	-	-
	Tax adjustment regarding discontinuing operations	11	-	-	-
	Transferred to assets held for sale	(422)	-	-	-
	Deferred tax assets at December 31	**196**	**561**	**-**	**-**

A specification of above is shown in note 27.

		CONSOLIDATED		PARENT COMPANY	
Note	(DKK millions)	2006	2005	2006	2005
23	**Inventories**				
	Raw materials and consumables	65	271	-	-
	Contract work in progress	-	8	-	-
	Finished goods and merchandise	251	468	-	-
	Total	**316**	**747**	**-**	**-**
	The above includes write-downs amounting to	70	146	-	-
	Write-downs recognized in the income statement under production costs	73	50	-	-
	Reversed write-downs recognized under production costs	6	7	-	-
	Value of inventory, recognized at net realizable value	-	-	-	-
	Production costs include costs of sales of	2,047	1,981	-	-
24	**Tax receivable**				
	Receivable at January 1	17	21	29	-
	Prior-year adjustments	1	-	12	-
	Tax on profit (loss) for the year	76	-	48	-
	Joint taxation contributions from group companies	-	-	(41)	29
	Received during year	(2)	(9)	-	-
	Transferred from "Tax payable"	4	3	-	-
	Foreign exchange and other adjustments	-	2	-	-
	Tax adjustment regarding discontinuing operations	10	-	-	-
	Transferred to assets held for sale	(17)	-	-	-
	Tax receivable at December 31	**89**	**17**	**48**	**29**
25	**Receivables**				
	Receivables falling due after more than one year				
	Trade receivables	5	12	3	10
	Tax receivable	1	2	-	-
	Other receivables	1	71	-	7
	Prepayments	-	-	-	-
	Total	**7**	**85**	**3**	**17**

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
26	**Pension obligations and similar obligations**				
	Present value of defined benefit obligations	(227)	(251)	(1)	(1)
	Fair value of plan assets	177	175	-	-
	Net obligations	**(50)**	**(76)**	**(1)**	**(1)**
	of which recognized in				
	Other receivables	-	2	-	-
	Assets held for sale	2	-	-	-
	Pension obligations and similar obligations	(1)	(78)	(1)	(1)
	Liabilities associated with assets classified as held for sale	(51)	-	-	-
		(50)	**(76)**	**(1)**	**(1)**

The present value of defined benefit obligations includes unfunded pension obligations not covered by payments to insurance company of DKK (17) million in 2006 (2005:DKK (20) mio.)

(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
Development in present value of defined benefit obligations				
Obligations at January 1	(251)	(200)	(1)	(1)
Foreign exchange adjustments	26	(28)	-	-
Costs for the year	(1)	(4)	-	-
Interest expense	(11)	(12)	-	-
Actuarial gains (losses)	(3)	(19)	-	-
Pension payments, unfunded	2	-	-	-
Pension payments	11	12	-	-
Obligations at December 31	**(227)**	**(251)**	**(1)**	**(1)**
Development in fair value of plan assets				
Plan assets at January 1	175	156	-	-
Foreign exchange adjustments	(18)	24	-	-
Expected return on plan assets	12	13	-	-
Actuarial gains (losses)	9	(6)	-	-
Payment by GN Store Nord	10	-	-	-
Pension payments	(11)	(12)	-	-
Plan assets at December 31	**177**	**175**	**-**	**-**
Pension costs recognized in the income statement				
Costs for the year	(1)	(4)	-	-
Interest expense	(11)	(12)	-	-
Expected return on plan assets	12	13	-	-
			-	-
Defined benefit plans total	-	(3)	-	-
Defined contribution plans total	(64)	(54)	(8)	(4)
Total cost recognized in the income statement	**(64)**	**(57)**	**(8)**	**(4)**
The costs are recognized in the following income statement items:				
Production costs	(3)	(15)	-	-
Development costs	(3)	(7)	-	-
Selling and distribution costs	(10)	(23)	-	-
Management and administrative expenses	(8)	(12)	(8)	(4)
Profit (loss) from discontinuing operations	(40)	-	-	-
	(64)	**(57)**	**(8)**	**(4)**
The following accumulated actuarial gains/(losses) since January 1, 2004 are recognized in the Statement of recognized income and expense:				
Accumulated actuarial gains/(losses)	(18)	(24)	-	-
Breakdown of plan assets:				
Shares	70%	69%	-	-
Bonds	29%	30%	-	-
Cash and cash equivalents	1%	1%	-	-
	100%	100%	-	-

Note	(DKK millions)	CONSOLIDATED 2006	2005	PARENT COMPANY 2006	2005
26	**Pension obligations and similar obligations (continued)**				
	Return on plan assets:				
	Expected return on plan assets	(12)	(13)	-	-
	Actual return on plan assets	21	7	-	-
	Actuarial gains (losses) on plan assets	**9**	**(6)**	**-**	**-**
	The actuarial calculations for the prevailing American defined benefit plan at the balance sheet date are based on the following assumptions:				
	Discount rate	5.75%	5.50%		
	Expected return on plan assets	8.00%	8.00%		
	Development in salary levels	N/A	N/A		

Breakdown of the Group's pension obligations for the current and the four preceding years:

	2006	2005	2004	2003	2002
Actuarial pension obligation	(227)	(251)	(200)	(209)	(243)
Plan assets	177	175	156	165	176
Surplus/(deficit)	**(50)**	**(76)**	**(44)**	**(44)**	**(67)**

Defined contribution plans

The Group has commitments regarding certain groups of employees in Denmark and abroad. Pension plans are generally defined contribution plans. The pension plans are funded by current payments to independent pension funds and insurance companies, which are responsible for payment of the pension benefits. When contributions to defined contribution plans have been paid, the Group has no further commitments to present or former employees. Contributions to defined contribution plans are recognized in the income statement as paid.

Defined benefit plans

The Group has an American pension plan, which is not covered by payments to insurance companies, but however is partly offset by the fair value of reserved pension funds. At 1 July 2003 the pension plan has been frozen, meaning that employees covered by the plan will continue to be entitled to the pension payments earned up to this date. However, employees will not earn further pension payments.

In addition, in a number of subsidiaries agreements have been made for payment of certain benefits, e.g. retirement pension as a fixed amount or a fixed percentage of the final salary at the retirement date. Such obligations are not covered by payments to pension funds.

Other plans

The Group has no other pension obligations or similar obligations to its employees.

Note	(DKK millions)	CONSOLIDATED 2006	2005	PARENT COMPANY 2006	2005
27	**Deferred tax**				
	Deferred tax at January 1	146	5	195	-
	Prior-year tax adjustments	(14)	-	14	22
	Additions on company acquisitions	-	28	-	-
	Changes relating to profit (loss) for the year	(11)	28	(9)	37
	Change in tax rate	-	1	-	(9)
	Tax on changes in equity	-	-	(8)	19
	Transferred to "Deferred tax assets"	-	84	-	126
	Foreign exchange adjustments	3	-	-	-
	Tax adjustment regarding discontinuing operations	21	-	-	-
	Transferred to liabilities associated with assets held for sale	(73)	-	-	-
	Total	**72**	**146**	**192**	**195**

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	CONSOLIDATED 2006	CONSOLIDATED 2005
27	**Deferred tax (continued)**				
	Specification of deferred tax assets and deferred tax	**Deferred tax assets**	**Deferred tax assets**	**Deferred tax**	**Deferred tax**
	Intangible assets	1	4	55	120
	Property, plant and equipment	22	68	7	1
	Other non-current assets	-	21	-	2
	Current assets	134	139	-	-
	Provisions	30	117	-	-
	Current liabilities	2	26	-	-
	Intra-group liabilities	112	155	-	-
	Tax loss carryforwards	65	352	-	-
	Reversal of tax benefit arising from loss	-	-	177	178
	Value adjustments	(8)	(171)	-	-
	Other	26	46	21	41
	Total	**384**	**757**	**260**	**342**
	Set-off within same legal tax units and jurisdictions	(188)	(196)	(188)	(196)
	Deferred tax assets and deferred tax at December 31	**196**	**561**	**72**	**146**

Tax value of unrecognized tax assets

	CONSOLIDATED 2006	CONSOLIDATED 2005
Change in unrecognized tax assets		
Tax value at January 1	171	403
Change for the year, tax loss carryforwards	(6)	(36)
Foreign exchange adjustment, unrecognized assets	-	12
Change for the year, other tax assets	-	(213)
Transferred to unrecognized tax assets held for sale	(157)	-
Tax assets at December 31	**8**	**171**
Specification of unrecognized tax assets		
Tax loss carryforwards	7	150
Other tax assets	1	21
Tax assets at December 31	**8**	**171**

A number of tax loss carryforwards expire between 2007-2024.

	2006	2005
Tax assets not previously recognized, but used during the year:		
Tax loss carryforwards	-	6

Value adjustments are based on the Group's expectations as to the future utilization of the tax asset.

Note

28 Other provisions

Consolidated

(DKK millions)	Other restructuring	Warranty provisions	Other provisions	Total
Other provisions at January 1	21	117	229	367
Additions	-	4	112	116
Consumed	(9)	(6)	(84)	(99)
Reversals	(4)	(2)	-	(6)
Foreign exchange adjustments	(1)	(5)	(5)	(11)
Transferred to liabilities associated with assets held for sale	(3)	(94)	(194)	(291)
Other provisions at December 31, 2006	**4**	**14**	**58**	**76**
Of which is recognized in the consolidated balance sheet:				
Non-current liabilities	3	8	10	21
Current liabilities	1	6	48	55
Other provisions at December 31, 2006	**4**	**14**	**58**	**76**
Parent company, non-current liabilities	**-**	**-**	**5**	**5**

Restructuring provisions of DKK 4 million relate to restructurings based on detailed plans prepared by Management, which have been discussed with and announced to the employee groups affected and others. The provisions cover severance payment and post-employment pay.

Warranty provisions concern sold products. The warranty provision covers any defects in design, materials and workmanship for a period of 1-3 years from delivery and completion. The provision has been calculated on the basis of historical warranty costs of the Group's products.

Other liabilities include obligations regarding onerous contracts and property leases.
Onerous contracts are described in note 2.

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
29	**Non-current liabilities**				
	Bank loans	1,250	409	1,250	400
	Capitalized lease obligations	-	3	-	-
	Other long-term payables	-	3	-	-
	Received prepayments	-	42	-	-
	Non-current liabilities excluding pension obligations, deferred tax and other provisions	**1,250**	**457**	**1,250**	**400**
	Breakdown of liabilities due as of the balance sheet date				
	1-2 years	-	35	-	-
	2-3 years	-	18	-	-
	3-4 years	-	4	-	-
	4-5 years	300	400	300	400
	> 5 years	950	-	950	-
	Total	**1,250**	**457**	**1,250**	**400**
	Breakdown of liabilities by currency				
	DKK	1,250	401	1,250	400
	EUR	-	1	-	-
	USD	-	55	-	-
	Other currencies	-	-	-	-
	Total	**1,250**	**457**	**1,250**	**400**
30	**Current liabilities**				
	Bank loans	102	428	62	118
	Repayment of long-term loans	-	4	-	-
	Total bank loans	**102**	**432**	**62**	**118**
	Breakdown of loans by currency				
	DKK	78	252	49	113
	EUR	5	123	5	2
	USD	10	40	5	1
	Other currencies	9	17	3	2
	Total	**102**	**432**	**62**	**118**
31	**Tax payable**				
	Tax payable at January 1	33	23	-	-
	Prior-year adjustments	(4)	(7)	-	-
	Additions on company acquisitions	-	11	-	-
	Tax on profit (loss) for the year	14	63	-	-
	Paid during the year	(17)	(61)	-	-
	Transferred to "Tax receivable"	4	3	-	-
	Foreign exchange and other adjustments	-	1	-	-
	Received joint taxation contributions from discontinuing operations	40	-	-	-
	Tax adjustment regarding discontinuing operations	60	-	-	-
	Transferred to liabilities associated with assets held for sale	(120)	-	-	-
	Tax payable at December 31	**10**	**33**	-	-

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
32	**Other payables**				
	Wages and salaries, holiday pay, etc.	84	166	20	12
	Taxes and duties and tax payable at source	21	38	5	-
	Social contributions	9	38	-	-
	Bonuses and discounts	41	44	-	-
	Outlays	16	23	-	-
	Other	99	356	20	3
	Total	**270**	**665**	**45**	**15**
33	**Security**				
	Property	-	-	-	-
	Cash and cash equivalents	-	-	-	-
	Total	**-**	**-**	**-**	**-**
34	**Lease obligations**				
	Future lease obligations are distributed as follows:				
	Finance leases				
	Less than one year	-	1	-	-
	Between one and five years	1	2	-	-
	More than five years	-	-	-	-
	Total	**1**	**3**	**-**	**-**
	Of which:				
	Continuing operations	-	-	-	-
	Discontinuing operations	1	3	-	-
	Total	**1**	**3**	**-**	**-**

Finance leases relate to lease of operating assets and equipment.

The interest element of finance lease obligations amounts to less than DKK 1 million. Accordingly, only the net present value is disclosed.

	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
Operating leases:				
Less than one year	73	74	3	1
Between one and five years	145	145	7	2
More than five years	14	28	-	-
Total	**232**	**247**	**10**	**3**
Of which:				
Continuing operations	74	72	10	3
Discontinuing operations	158	175	-	-
Total	**232**	**247**	**10**	**3**

Operating leases primarily relate to lease of property on market terms in Denmark, the United States and the UK.
The remaining lease terms amount to between one and eight years.

Operating leases include rental obligations related to properties in Denmark in the amount of DKK 36 million. DKK 19 million of the rental obligation in Denmark is provided for in the balance sheet in respect of vacation of offices.

Lease payments recognized in the income statement relating to operating leases amount to DKK 93 million (DKK 80 million in 2005).

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
35	**Contingent liabilities, other financial liabilities and contingent assets**				
	Guarantees, warranties and other liabilities	**21**	**15**	**6**	**9**
	Of which				
	Continuing operations	6	9	6	9
	Discontinuing operations	15	6	-	-

Contingent liabilities

Outstanding lawsuits and arbitration proceedings

GN Store Nord and its subsidiaries and associates are parties to various lawsuits and arbitration proceedings, including various cases involving patent infringements. Apart from the below described, the outcome of cases pending is not expected to be of material importance to the Group's financial position.

The majority shareholder in the company AVR Communication, in which GN Store Nord, via American Hearing Systems, Inc (Interton) owns 20% has filed a claim that Interton has caused AVR Communication losses by not purchasing goods and services as expected. The claim is not documented and INTERTON disputes the claim. The case is not ecpected to be of importance to the Group's financial position.

Product liability case

Six American consumers have filed a claim against a number of distributors of Bluetooth headsets, including GN Netcom, Inc claiming that the product warranty did not sufficiently warn that constant and high volume use of headsets may affect hearing. According to information provided the claim does not involve hearing ability. The case is not expected to be of importance to the Group's financial position.

Guarantees

GN Store Nord has in Denmark and the US issued guarantees to banks in respect of directly and indirectly wholly owned subsidiaries. The guarantees relate solely to draws on group credit facilities of up to DKK 120 million and USD 25 million in respect of interest netting cash pools.

Purchase obligations

In connection with the investment in a new domicile the Company has contractual liabilities of DKK 24 million. Further, GN is under obligation to purchase components pre-ordered at a number of sub-suppliers. GN has agreed with a number of sub-suppliers that the suppliers purchase components for the production of headsets based on sales estimates prepared by GN. To the extent that GN's sales estimates exeeed actual purchases from sub-suppliers GN is under obligation to purchase any remaining components from the sub-suppliers. Management assesses sales estimates on a ongoing basis and to the extent that component inventories at sub-suppliers exceed the expected use, GN recognises a provision for onerous purchase contracts.

Contingent assets

GN continues to be involved in an arbitration case against TPSA through its 75% share of DPTG. The dispute concerns determination of traffic volumes carried over the NSL fibre optical telecommunication system in Poland. DPTG is entitled to 14.8% of net profits from NSL during the period 1994-2009. The seat of the arbitral tribunal is Vienna, Austria.

Early 2003 DPTG claimed approximately DKK 1.6 billion for the period 1994-mid 2002. In 2005 the arbitration tribunal appointed an expert to estimate the relevant traffic volumes and their consequent revenue. Based on a preliminary expert opinion and because of the lapse of time from mid 2002 to mid 2005, in February 2006 DPTG modified its claim to approximately DKK 5 billion. TPSA disputes the expert's estimates and calculations as well as the legal basis of DPTG's claim. GN Store Nord is unable to provide any further information in this matter in order not to influence the outcome of the case. No amount has been recognized in GN Store Nord's balance sheet at December 31, 2006 in this respect.

As part of the disposal of NetTest the parties agreed that GN Store Nord should receive a small portion of the gain on disposal realized by the new owner. Axcel sold NetTest on 11 August 2005. GN Store Nord and Axcel have not been able to reach an agreement on the calculation model for the earn-out agreement, and the matter will be settled by arbitration at mid-2007. GN Store Nord is unable to provide any further information in this matter in order not to influence the outcome of the case. No amount has been recognized in GN store Nord's balance sheet at December 31, 2006 in this respect.

In the 2001 financial statements GN Store Nord made an impairment write-down of goodwill related to Beltone of DKK 1,250 billion. Beltone (USA) was merged with GN Hearing Care Corporation (USA) at January 1, 2005. It is GN Store Nord's assessment that a significant part of the write-down made for accounting purposes in 2001 as a result of the merger has tax effect in Denmark. Both companies were jointly taxed with GN Store Nord in the relevant period. GN Store Nord has brought the issue of deductibility for the merger loss before the Danish tax authorities who at the beginning of 2007 have informed GN Store Nord that they dispute the right of deductibility. GN Store Nord does not expect the matter to be settled in 2007 and has therefore decided not to disclose the effect of deductibility of the loss in the annual report.

Apart from the above, Management is not aware of any cases that could be of importance to the Group's financial position.

Note

36 Financial instruments

Primary financial instruments

(DKK millions)	Less than one year	Between one and five years	More than five years	Total	Of which at fixed rates	Average effective rate of interest
Investments						
Other securities	-	-	4	4	-	
Trade receivables	599	5	-	604	-	
Receivables from discontinuing operations	14	-	-	14	-	
Other receivables and prepayments, etc.	103	11	-	114	-	
Tax receivables	88	1	-	89	-	
Cash and cash equivalents	47	-	-	47	-	2.0% - 3.0%
Assets held for sale	5,596	-	-	5,596	-	
Financial liabilities						
Long-term bank loans	-	300	950	1,250	-	"IBOR" based
Other provisions	55	21	-	76	-	
Short-term bank loans	102	-	-	102	-	"IBOR" based
Trade payables	220	-	-	220	-	
Tax payables	10	-	-	10	-	
Other payables	270	-	-	270	-	
Liabilities associated with assets held for sale	1,312	14	-	1,326	-	

Effective rates of interest are stated on the basis of actual interest rates at December 31, 2006.
The fair value of listed shares is DKK 0 million. For the other financial assets and liabilities, the fair value equals the carrying amount.

Specification of net-interest bearing debt	Discontinuing operations	Continuing operations see note 15	Total 2006	Total 2005
Cash and cash equivalents	47	71	118	120
Bank loans, non-current liabilities	(1,250)	-	(1,250)	(409)
Repayment of long-term loans	-	(3)	(3)	(4)
Bank loans, current liabilities	(102)	(150)	(252)	(428)
Total	**(1,305)**	**(82)**	**(1,387)**	**(720)**

Derivative financial instruments

Financial instruments used as hedging of currency and interest rate risks, including the notional amount, and unrealized gains and losses are specified as follows:

Financial instruments (DKK millions)	Notional amount	Unrealized gains (losses) on fair value adjustment	Recognised in income statement for 2006	Recognised directly in equity at Dec 31, 2006	Maturity dates
Foreign currency sold under forward contracts					
USD	-	-	-	-	-
GBP	-	-	-	-	-
Total financial instruments	-	-	-	-	

Currency risk

GN is exposed to currency risks only in connection with commercial transactions. GN does not raise loans or place surplus cash in foreign currency unless doing so reduces exposure to currency risks. GN is only to a limited extent exposed to fluctuations in exchange rates, as revenue and costs in main currencies are generally matched. For example, GN will largely remain unaffected by fluctuations in the USD exchange rate, as approximately 70% of GN's revenue is generated in USD or USD-related currencies. GN generates considerable income in EUR, but does not consider the EUR-DKK exchange rate to constitute a significant risk. For this reason, this currency risk is generally not hedged.

Note

36 **Financial instruments (continued)**

Interest rate risk

GN's interest rate risk is primarily associated with the Group's loans. The net interest-bearing debt at December 31, 2006 of DKK 1,387 million only carries a floating interest rate. All things being equal, an increase in GN's finance costs of one percentage point increases interest expenses by approximately DKK 14 million at an unchanged debt level. However, when the sale of GN ReSound has been completed, GN will repay all its debts and following distribution to stockholders (see page 15) will retain cash and cash equivalents amounting to DKK 1 billion.

Credit risk

GN holds most of its cash and cash equivalents as short-term money market deposits with banks that have satisfactory rating with Moody's or Standard & Poors. GN's exposure to any single financial counterparty does not exceed 2.5% of such party's equity. GN does not have significant credit risks in respect of a single customer or cooperator. One customer accounted for approx. 20% of headset revenue in 2006, and the trade receivable from the largest costumer amounted to 16% of total trade receivables at December 31, 2006. GN credit rates all significant customers and other cooperators on an ongoing basis.

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
37	**Government grants**				
	The Group has received government grants relating to development activities	-	2	-	-
	Total	-	2	-	-
	Of which				
	Discontinuing operations	-	2	-	-

38 **Outstanding shares and treasury shares**

	Outstanding shares (thousands)	Treasury shares (thousands)	Total number of shares (thousands)	Nominal value of outstanding shares (DKK '000)	Nominal value of treasury shares (DKK '000)	Nominal value of total shares (DKK '000)	Treasury shares as a percentage of share capital
Number of shares at January 1, 2006	206,399	13,376	219,775	825,596	53,504	879,100	6.09%
Options exercised in 2006	2,007	(2,007)	-	8,028	(8,028)	-	-
Shares acquired by GN Store Nord A/S	(5,403)	5,403	-	(21,612)	21,612	-	-
Cancelled shares	-	(6,012)	(6,012)	-	(24,048)	(24,048)	-
Number of shares at December 31, 2006	**203,003**	**10,760**	**213,763**	**812,012**	**43,040**	**855,052**	**5.03%**

The treasury shares had a market value of DKK 903 million at December 31, 2006. The above number of outstanding shares is also used to the calculation of earnings per share in note 14 for discontinuing operations.

(shares thousands)	2006	2005
Weighted average number of shares	203,760	208,145
Dilutive effect of outstanding share options with positive intrinsic value - average for the period	1,679	2,051
Diluted weighted average number of shares	**205,439**	**210,196**

(DKK millions)	2006	2005
Profit (loss) for the year used for the calculation of earnings per share	348	850
Dilutive effect of profit (loss) for the year	-	-
Profit (loss) for the year used for the calculation of diluted earnings per share	**348**	**850**
Profit (loss) for the year and diluted earnings	348	850
Amortization and impairment of intangible assets acquired in company acquisitions	33	42
Restructuring	67	7
Profit (loss) and diluted earnings excluding amortization and impairment of intangible assets acquired in company acquisitions and restructuring	**448**	**899**

Note

38 **Outstanding shares and treasury shares (continued)**

Continuing operations		
Profit (loss) for the year and diluted earnings	(55)	278
Amortization and impairment of intangible assets acquired in company acquisitions	9	10
Restructuring	(2)	-
Profit (loss) and diluted earnings from continuing operations excluding amortization and impairment of intangible assets acquired in company acquisitions and restructuring	**(48)**	**288**
Discontinuing operations		
Profit (loss) for the year and diluted earnings	403	572
Amortization and impairment of intangible assets acquired in company acquisitions	24	32
Restructuring	69	7
Profit (loss) and diluted earnings from discontinuing operations excluding amortization and impairment of intangible assets acquired in company acquisitions and restructuring	**496**	**611**

39 **Related party transactions**

GN Store Nord's related parties exercising significant influence comprise the Supervisory Board and the Executive Management and senior employees and their family members. Related parties also comprise significant shareholders in the parent company and companies in which the above persons have substantial interests.

In addition, related parties comprise group enterprises and associates over which GN Store Nord A/S exercises control or significant influence.

Group enterprises and associates are listed on page 70.

Supervisory Board and Executive Management

Management remuneration and incentive plans are described in notes 4 and 40.

GN Store Nord has entered an administration agreement in respect of GN Great Nordic Telco A/S with a company owned by a senior employee in GN Greath Northern Telegraph Company.

Group enterprises and associates

Trade with group enterprises and associates comprised:

	CONSOLIDATED		PARENT COMPANY	
(DKK millions)	**2006**	**2005**	**2006**	**2005**
Sale of products to associates	88	122	-	-
Purchase of products from associates	4	3	-	-
Sale of services to group enterprises	-	-	206	73

Transactions with group enterprises are eliminated in the consolidated financial statements in accordance with the accounting policies.

The parent company's balances with group enterprises at December 31, 2006 are recognized in the balance sheet. Interest income and expense in respect of group enterprises are disclosed in notes 11 and 12.

Further, balances with group enterprises and associates comprise usual trade balances related to purchase and sale of goods and services.

The parent company did not receive dividends from associates in 2006 (2005: DKK 2 million). No dividends were received from group enterprises in 2006 or 2005.

No transactions have been carried out with the Supervisory Board and the Executive Management, senior employees, major shareholders or other related parties.

Note

40 Incentive plans

Since 1998 GN Store Nord has issued share options annually as part of a long-term incentive plan for a number of senior employees. The plans from 1998 - 2001 all expired at the end of 2006. Accordingly, at 31 December 2006 GN only has share options granted from 2002 - 2006. No share options are granted to Supervisory Board members appointed by the annual general meeting.

Share options in GN Store Nord	Executive Management	Senior employees	Other	Dis-continuing activities	Total	Average exercise price
Share options granted at January 1, 2005	953,375	1,297,139	4,258,933		6,509,447	62
Share options granted during year	200,981	267,000	615,800		1,083,781	62
Share options exercised during year	(214,000)	(40,000)	(610,829)		(864,829	46
Share options terminated during year/corrections	(41,250)	(482,559)	(635,919)		(1,159,728)	136
Outstanding share options at December 31, 2005	**899,106**	**1,041,580**	**3,627,985**		**5,568,671**	**49**
Share options granted during year	244,395	235,255	504,040		983,690	85
Options transferred at October 2, 2006	(633,037)	(535,973)	(1,631,900)	2,800,910	-	-
Share options exercised during year	-	(15,000)	(993,400)	(998,438)	(2,006,838)	30
Share options terminated during year/corrections	(158,125)	(424,580)	(705,655)	(55,220)	(1,343,580)	85
Outstanding share options at December 31, 2006	**352,339**	**301,282**	**801,070**	**1,747,252**	**3,201,943**	**57**
Grant date market value of share options granted in 2006 *		5.3m	5.2m	11.2m		21.7m
Market value of outstanding share options at December 31, 2006		14.1m	8.1m	30.3m	61.2m	113.7m

* of which DKK 10 million transferred to discontinuing operations

The granted share options for the year are basically identical in regards to exercise price and expiry date, but varies in relation to the exercise period and exercise conditions depending on the areas in which the options are granted; North America, France and rest of the world. Of the options granted in North America, 20% can be exercised after one year, a further 20% can be exercised after two years and the remaining 60% three years after the grant date. Of the options granted in France, 100% can be exercised four years after the grant date. Of the options granted in the rest of the world, 100% can be exercised three years after the grant date. In adddition, for options granted outside of North America exercise is contingent on at least a 19% increase in GN Store Nord's share price compared to the exercise price in the period following the first exercise date.

All share option plans expire no later than in five years after the grant date. When exercised, GN's share options are settled by shares from GN's holding of treasury shares. A detailed specification by grant date is provided below of outstanding share option plans in GN at the balance sheet date.

For exercised options the average share price is DKK 79 per share at the exercise day.

Share options in GN Store Nord – grant date	Executive Management	Senior employees	Other	Dis-continuing operations	Total	Number of exercisable options	Exercise price	Years to expiry	Market value in DKK millions
apr/2002	-	-	26,000	96,750	122,750	122,750	50	0.3	4.2
aug/2002	-	-	4,000	4,000	8,000	8,000	43	0.6	0.3
apr/2003	105,000	-	145,000	181,300	431,300	386,300	18	1.3	28.3
apr/2004	60,000	25,000	212,000	497,200	794,200	38,600	43	2.3	34.5
nov/2004	-	40,000	27,000	-	67,000	-	53	2.8	2.4
apr/2005	57,415	77,500	204,300	525,428	864,643	36,800	62	3.3	25.9
okt/2005	-	21,300	-	-	21,300	4,260	76	3.8	0.5
apr/2006	44,973	105,200	182,770	442,574	775,517	-	86	4.3	14.9
nov/2006	84,951	32,282	-	-	117,233	-	80	4.8	2.7
Outstanding share options at December 31, 2006	**352,339**	**301,282**	**801,070**	**1,747,252**	**3,201,943**	**596,710**			**113.7**

Note

40 Incentive plans (continued)

The market value of the share options has been calculated using the Black & Scholes method. The market value of the outstanding share options at the balance sheet date is calculated on the basis of underlying market prices on the final business day of the year, whereas the market value of options granted during the year is based on the underlying market prices on the grant date. The following assumptions were applied for the calculation of the market value at the balance sheet date and at the grant date for the main grant of share options in 2005 and 2006:

Market conditions	2006 year end	Grant date 2006	2005 year end	Grant date 2005
Share price	84	86	83	62
Volatility	23%	24%	25%	27%
Dividend per share	0.6	0.6	0.6	0.6
Risk-free rate	3.92%	3.50%	3.00%	2.75%
Term	Remaining term	5 years	Remaining term	5 years

At the annual main grant of share options in April 2006, a historic volatility in the period April 1, 2003 - March 31, 2006 in the GN Store Nord share was used. The calculation of the market value at the balance sheet date is based on a historic three-year volatility in the period January 1, 2004 - December 31, 2006 in the GN Store Nord share.

Share options held by the Executive Management are specified below:

Grant year Exercise price	2003 18	2004 43	2005 62	2006 86	2006 80	Total
Toon Bouten	0	0	0	0	84,951	84,951
Jens Due Olsen	105,000	60,000	57,415	44,973	0	267,388
Total	**105,000**	**60,000**	**57,415**	**44,973**	**84,951**	**352,339**
Resigned members of the Executive Management	**0**	**60,000**	**61,528**	**49,251**	**0**	**170,779**

The two present members of the Executive Management did not exercise any options in 2006. Resigned members of the Executive Management exercised 397,038 options in 2006.

41 Acquisition of companies and operations

GN Store Nord did not acquire any companies or operations in the financial year.

In connection with the acquisition of INTERTON and other operations in 2005 GN recognized identifiable intangible assets, including customer contracts, development projects and trademarks, at fair value. In 2006 GN entered an agreement with the previous owners regarding contingent purchase obligations of DKK 60 million, which lead to a reduction of the cost of the acquisition and thereby goodwill of DKK 4 million. Further, the finalisation of the acquisition balance sheet resulted in an adjustment of goodwill by DKK 1 million. Accordingly, goodwill has been adjusted by DKK 3 million in total.

Comparative figures for 2005 related to acquisition of companies are presented on the following page.

Note

41 Acquisition of companies and operations (continued)

INTERTON

At November 1, 2005 GN Store Nord acquired INTERTON Hörgeräte, a German hearing instrument manufacturer. The acquisition strengthens the hearing instrument activities' product program and market presence. As part of the acquisition, the parties entered into an earn-out agreement, which is conditional on the revenue growth in the period 2005-2007.

INTERTON is strongly positioned on particularly the American and German markets, and the company's products in the middle and low price segments will enhance the hearing instrument activities' profile as a quality provider of hearing instruments in all price categories.

Other acquisitions and operations

In 2005 GN also acquired a number of minor operations, primarily ownership interests in hearing instrument chains and distributors in the USA. The acquisitions strengthen mainly GN's sales and distribution channels.

All transactions are accounted for using the purchase method.

	IFRS carrying amount prior to acquisition		Fair value adjustment		Fair value at acquisition date		
Statement of acquired net assets and cash purchase price:	**INTERTON**	**Other acquisitions and operations**	**INTERTON**	**Other acquisitions and operations**	**INTERTON**	**Other acquisitions and operations**	**Total**
Non-current assets	24	12	104	-	128	12	140
Current assets	77	1	3	-	80	1	81
Non-current liabilities	(29)	-	(47)	-	(76)	-	(76)
Current liabilities	(76)	(10)	-	-	(76)	(10)	(86)
Acquired net assets	**(4)**	**3**	**60**	**-**	**56**	**3**	**59**
Goodwill					298	27	325
Acquisition costs					6	-	6
Purchase price					**360**	**30**	**390**
Provision, earn-out obligation					(54)	(10)	(64)
Acquired cash and cash equivalents					(4)	-	(4)
Cash purchase price					**302**	**20**	**322**

The total cash purchase price of the above amounted to DKK 322 million, including goodwill of DKK 325 million in 2005.

After recognition of identifiable assets, liabilities and contingent liabilities at fair value, goodwill related to the acquisition amounted to DKK 325 million. The balance represents the value of the assets that could not be measured reliably at fair value, the value of existing employees and knowhow, expected synergies from the business combination with INTERTON and the value of access to sales and distribution channels.

(DKK millions)	**INTERTON**	**Other acquisitions and operations**	**Total**
The share of revenue and profit (loss) for the year from continuing operations from the acquisition date can be specified as follows:			
Revenue	39	21	60
EBIT	(12)	(3)	15
Profit (loss) for the year	(6)	(3)	(9)
Acquired operations if they had been owned in all of 2005:			
Revenue	225	-	225
EBIT	(10)	-	(10)

Note	(DKK millions)	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
42	**Other adjustments**				
	Gain/loss on disposal of assets	(3)	-	(3)	-
	Share options expensed	5	10	3	3
	Dividends from subsidiaries and associates	-	-	-	(2)
	Share of profit (loss) in associates	-	3	-	-
	Provision for bad debt losses and			-	-
	inventory write-downs	(9)	28	-	-
	Adjustment of provisions	19	7	-	-
	Total	**12**	**48**	**-**	**1**

43 Adopted accounting standards for implementation in 2007 or later

The IASB and the EU have adopted the following new accounting standards and IFRIC interpretations that are not compulsory for GN Store Nord A/S in the preparation of the annual report for 2006, but may affect the annual report for 2007:

- IFRS 7 Financial Instruments: Disclosures and the amendment to IAS 1 in respect of capital disclosures should be applied for financial years beginning on or after January 1, 2007. Implementation of the standard will not have any effect on the recognition and measurement of financial instruments.

- IFRIC 7 Applying Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies should be applied for financial years beginning on or after March 1, 2006. The interpretation is not expected to affect GN Store Nord A/S.

- IFRIC 8 Scope of IFRS 2 should be applied for financial years beginning on or after May 1, 2006. The interpretation is not expected to affect GN Store Nord A/S.

- IFRIC 9 Reassessment of Embedded Derivatives should be applied for financial years beginning on or after June, 1 2006. GN Store Nord A/S neither holds nor expects to acquire embedded derivatives.

In addition, the IASB has adopted the following new accounting standards and IFRIC interpretations which have not yet been adopted by the EU. The new accounting standards and IFRIC interpretations are not compulsory for GN Store Nord A/S in the preparation of the annual report for 2006, but may affect the annual report for 2007:

- IFRS 8 Operating Segments on the identification of and disclosure requirements for segments should be applied for financial years beginning on January 1, 2009 or later. The standard will not affect the recognition and measurement in the annual report.

- IFRIC 10 Interim Financial Reporting and Impairment prohibits the reversal in the annual report of impairment losses in respect of goodwill recognized in an interim financial report even though the conditions leading to the impairment in the interim report no longer apply. The same prohibition applies to impairment losses in respect of investments measured at cost. IFRIC 10 should be applied for financial years beginning on November 1, 2006 or later. The interpretation is not expected to affect the financial reporting.

- IFRIC 12 Service Concession Arrangements should be applied for financial years beginning on January 1, 2008 or later. GN Store Nord A/S neither has nor expects to enter any concession arrangements. Accordingly, IFRIC 12 is not expected to affect the financial reporting.

Note 44 Primary and secondary segments 2006 and 2005

Income statement 2006

(DKK millions)	Contact Center & Office headset	Mobile headset	GN Netcom	Other elimina-tions	Continuing operations	Dis-continuing operations	Consolidated total
External revenue	1,587	1,809	3,396	17	3,413	3,353	6,766
Internal revenue	-	-	-	-	-	-	-
Revenue	**1,587**	**1,809**	**3,396**	**17**	**3,413**	**3,353**	**6,766**
Production costs	(629)	(1,594)	(2,223)	(1)	(2,224)	(1,320)	(3,544)
Gross profit	**958**	**215**	**1,173**	**16**	**1,189**	**2,033**	**3,222**
Development costs	(63)	(90)	(153)	2	(151)	(233)	(384)
Selling and distribution costs	(568)	(224)	(792)	-	(792)	(995)	(1,787)
Management and administrative expenses	(227)	(92)	(319)	(60)	(379)	(417)	(796)
Other operating income	1	-	1	3	4	(2)	2
Operating profit (loss) before share of profit (loss) in subsidiaries and associates	**101**	**(191)**	**(90)**	**(39)**	**(129)**	**386**	**257**
Share of profit (loss) in associates	-	-	-	-	-	-	-
Operating profit (loss)	**101**	**(191)**	**(90)**	**(39)**	**(129)**	**386**	**257**
Gains/losses on disposal of operations and other discontinuing operations	-	-	-	-	12	65	77
Profit (loss) before financial items	**101**	**(191)**	**(90)**	**(39)**	**(117)**	**451**	**334**
Financial items	(42)	(20)	(62)	25	(37)	(23)	(60)
Profit (loss) from ordinary activities before tax	**59**	**(211)**	**(152)**	**(14)**	**(154)**	**428**	**274**

Balance sheet 2006

(DKK millions)	Contact Center & Office headset	Mobile headset	GN Netcom	Other elimina-tions	Continuing operations	Dis-continuing operations	Consolidated total
ASSETS							
Total intangible assets	**389**	**297**	**686**	**60**	**746**	**3,121**	**3,867**
Additions	52	65	117	32	149	209	358
Impairment	-	-	-	-	-	-	-
Total property, plant and equipment	**38**	**55**	**93**	**408**	**501**	**281**	**782**
Additions	20	40	60	298	358	76	434
Depreciation	(21)	(41)	(62)	(13)	(75)	(72)	(147)
Investments in associates	-	-	-	-	-	64	64
Other assets	785	497	1,282	102	1,384	2,130	3,514
Total assets	**1,212**	**849**	**2,061**	**570**	**2,631**	**5,596**	**8,227**
EQUITY AND LIABILITIES							
Total equity			**401**	**229**	**630**	**4,270**	**4,900**
Total liabilities			**1,660**	**341**	**2,001**	**1,326**	**3,327**
Total equity and liabilities			**2,061**	**570**	**2,631**	**5,596**	**8,227**

Additional information is provided in the investor-specific statements and note 14.

*) A number of items are not presented by segment, as the segments in a number of cases are part of the same legal entity.

Geographic – secondary segment – 2006

(DKK millions)	Denmark	Rest of Nordic region	Rest of Europe	North and South America	Asia and rest of world	Continuing operations	Dis-continuing operations	Consolidated total
Revenue	**77**	**152**	**997**	**1878**	**309**	**3,413**	**3,353**	**6,766**
Non-current assets	723	10	11	688	25	1,457	4,023	5,480
Current assets	603	12	163	340	56	1,174	1,573	2,747
Total assets	**1,326**	**22**	**174**	**1,028**	**81**	**2,631**	**5,596**	**8,227**
Investments in non-current assets	**488**	**-**	**4**	**15**	**3**	**510**	**187**	**697**

Income statement 2005

(DKK millions)	Contact Center & Office headset	Mobile headset	GN Netcom	Other elimina-tions	Continuing operations	Dis-continuing operations	Consolidated total
External revenue	1,549	1,960	3,509	24	3,533	3,111	6,644
Internal revenue	-	-	-	-	-	-	-
Revenue	**1,549**	**1,960**	**3,509**	**24**	**3,533**	**3,111**	**6,644**
Production costs	(544)	(1,554)	(2,098)	(1)	(2,099)	(1,186)	(3,285)
Gross profit	**1,005**	**406**	**1,411**	**23**	**1,434**	**1,925**	**3,359**
Development costs	(48)	(77)	(125)	(1)	(126)	(187)	(313)
Selling and distribution costs	(446)	(191)	(637)	(1)	(638)	(852)	(1,490)
Management and administrative expenses	(200)	(88)	(288)	(73)	(361)	(368)	(729)
Other operating income	2	-	2	1	3	12	15
Amortization and impairment of goodwill	-	-	-	-	-	(8)	(8)
Operating profit (loss) before share of profit (loss) in subsidiaries and associates	**313**	**50**	**363**	**(51)**	**312**	**522**	**834**
Share of profit (loss) in associates	(3)	-	(3)	-	(3)	(8)	(11)
Operating profit (loss)	**310**	**50**	**360**	**(51)**	**309**	**514**	**823**
Gains/losses on disposal of operations and other discontinuing operations	-	-	-	13	13	9	22
Profit (loss) before financial items	**310**	**50**	**360**	**(38)**	**322**	**523**	**845**
Financial items	-	-	(24)	45	21	(42)	(21)
Profit (loss) from ordinary activities before tax	**310**	**50**	**336**	**7**	**343**	**481**	**824**

Balance sheet 2005

(DKK millions)	Contact Center & Office headset	Mobile headset	GN Netcom	Other elimina-tions	Continuing operations	Dis-continuing operations	Consolidated total
ASSETS							
Total intangible assets	**409**	**315**	**724**	**39**	**763**	**3,301**	**4,064**
Additions	30	55	85	5	90	592	682
Impairment	-	-	-	-	-	(8)	(8)
Total property, plant and equipment	**44**	**61**	**105**	**124**	**229**	**284**	**513**
Additions	8	60	68	47	115	83	198
Depreciation	(8)	(31)	(39)	(3)	(42)	(76)	(118)
Investments in associates	-	-	-	-	-	189	189
Other assets	948	535	1,483	(367)	1,116	2,209	3,325
Total assets	**1,401**	**911**	**2,312**	**(204)**	**2,108**	**5,983**	**8,091**
EQUITY AND LIABILITIES							
Total equity			**615**	**556**	**1,171**	**4,178**	**5,349**
Total liabilities			**1,697**	**(760)**	**937**	**1,805**	**2,742**
Total equity and liabilities			**2,312**	**(204)**	**2,108**	**5,983**	**8,091**

Additional information is provided in the investor-specific statements and note 14.

*) A number of items are not presented by segment, as the segments in a number of cases are part of the same legal entity.

Geographic – secondary segment – 2005

(DKK millions)	Denmark	Rest of Nordic region	Rest of Europe	North and South America	Asia and rest of world	Continuing operations	Dis-continuing operations	Consolidated total
Revenue	**77**	**123**	**1,028**	**1,954**	**351**	**3,533**	**3,111**	**6,644**
Non-current assets	270	9	10	735	28	1,052	4,308	5,360
Current assets	526	30	120	529	94	1,299	1,432	2,731
Total assets	**796**	**39**	**130**	**1,264**	**122**	**2,351**	**5,740**	**8,091**
Investments in non-current assets	**166**	**-**	**3**	**21**	**15**	**205**	**675**	**880**

INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES AT DECEMBER 31, 2006

	Country	Currency	Ownership %	Share capital
Continuing Operations				
GN Store Nord A/S	**Denmark**	**DKK**	**N/A**	**879,100,252**
GN Ejendomme Lautrupbjerg 7-11 A/S	Denmark	DKK	100	10,500,000
GN Great Nordic Telco A/S	Denmark	DKK	100	10,500,000
GN Cable System A/S	Denmark	DKK	100	500,000
● Danish Polish Telecommunications Group I/S	Denmark	DKK	75	N/A
● Danish Russian Telecommunications Group I/S	Denmark	DKK	50	N/A
GN Netcom A/S	**Denmark**	**DKK**	**100**	**30,100,000**
GN Hello Direct Inc.	USA	USD	100	450,000
GN Netcom (Canada) Inc.	Canada	CAD	100	1,000
GN Netcom (China) Ltd	China	USD	100	8,000,000
GN Netcom (Iberica) S.A.	Spain	EUR	100	60,111
GN Netcom (Italia) S.r.l.	Italy	EUR	100	10,200
GN Netcom (Japan) Ltd	Japan	JPY	100	10,000,000
GN Netcom (Singapore) Pte Ltd	Singapore	SGD	100	200,000
GN Netcom (UK) Limited	Great Britain	GBP	100	100,000
GN Netcom AB	Sweden	SEK	100	5,100,000
GN Netcom Asia Ltd.	Hong Kong	HKD	100	2,000,000
GN Netcom Australia Pty. Ltd.	Australia	AUD	100	2,500,000
GN Netcom European Repair Centre B.V.	Netherlands	EUR	100	18,000
GN Netcom GmbH	Germany	EUR	100	51,129
GN Netcom Inc	USA	USD	100	35,900,000
GN Netcom Logistic (Xiamen) Ltd.	China	USD	100	500,000
GN Netcom S.A.	France	EUR	100	80,000
▲ Suprag AG	Switzerland	CHF	15	200,000
Discontinuing Operations				
GN ReSound A/S	**Denmark**	**DKK**	**100**	**60,000,000**
GN GROC Ltd.	China	USD	100	500,000
GN Hearing Care Canada Ltd.	Canada	CAD	100	10,000
GN Hearing Care Corporation	USA	USD	100	180,000
GN Hearing Care S.A.	Spain	EUR	100	1,562,631
GN ReSound AB	Sweden	SEK	100	100,000
GN ReSound AG	Switzerland	CHF	100	420,000
GN ReSound B.V.	Netherlands	EUR	100	680,670
GN ReSound China Ltd	China	CNY	100	34,000,000
GN Resound do Brazil Ltda	Brasil	BRL	100	11,466,706
GN ReSound GDC Ltd.	Ireland	USD	100	269,520
GN Hearing GmbH	Germany	EUR	100	296,549
GN ReSound GmbH Höertechnologie	Germany	EUR	100	2,162,253
GN ReSound Hoertechnologie GmbH	Austria	EUR	100	500,000
GN ReSound Ireland Holdings Ltd.	Ireland	USD	100	402,583
GN ReSound Ireland Ltd	Ireland	USD	100	402,561
GN ReSound Ireland Sales Ltd.	Ireland	USD	100	160
GN Resound Italia SRL	Italy	EUR	100	181,190
GN Resound Japan K.K.	Japan	JPY	100	499,000,000
GN ReSound Ltd.	Great Britain	GBP	100	7,376,000
GN Resound Norge AS	Norway	NOK	100	2,000,000
GN ReSound NV	Belgium	EUR	100	495,800
GN ReSound NZ Ltd	New Zealand	NZL	100	2,000,000
GN ReSound Pty. Ltd.	Australia	AUD	100	4,000,002
GN ReSound S.A.S.	France	EUR	100	285,957
GN US Holdings Inc.	USA	USD	100	34,000,000
GN af 19. januar 1998 A/S	Denmark	DKK	100	91,013,000
GN af 20. januar 1998 A/S	Denmark	DKK	100	13,375,000

	Country	Currency	Ownership %	Share capital
Beltone Audiologic France	France	EUR	100	650,000
Beltone Europe Holdings ApS	Denmark	DKK	100	200,000
Beltone Holdings Inc.	USA	USD	100	1
Beltone Holdings II Inc.	USA	USD	100	1
Beltone Holdings III, Inc.	USA	USD	100	10
Beltone Holdings IV, Inc	USA	USD	100	30
Beltone Holdings V, Inc.	USA	USD	100	30
Beltone Netherlands B.V.	Netherlands	EUR	100	45,000
Beltone Norge AS	Norway	NOK	100	1,000,000
Beltone Schweiz GmbH	Switzerland	CHF	100	20,000
Beltone Hearing Centers of Florida, LLC	USA	USD	25	N/A
Beltone Hearing Centers of New York, LLC	USA	USD	25	N/A
Beltone New England G.P.	USA	USD	50	1
Interton Electronic Hörgeräte GmbH	Germany	EUR	100	25,000
American Hearing Systems Inc.	USA	USD	100	10
Interton Aps	Denmark	DKK	100	150,000
Sluchadlova Akustika spol S R O.	Czech Republic	CHZ	100	102,000
Interton Slovakia S R O	Slovakia	SKK	85	170,000
▲ Audio Nova S R L	Romania	ROL	49	10,000,000
▲ AVR Inc	Israel	USD	20	2,811,108
▲ GN Resound-H Kft	Hungary	HUF	19	1,000,000
▲ GN ReSound India Private Limited	India	INR	49	2,132,480
▲ GN ReSound Korea Co Ltd.	Korea	KRW	40	136,700,000
▲ Beltone Hearing Korea Co Ltd.	Korea	KRW	40	50,000,000
▲ Hearing Aid Express Inc	USA	USD	35	11,111
▲ Himpp A/S	Denmark	DKK	30	2,400,000
▲ HIMSA A/S	Denmark	DKK	25	1,000,000
▲ HIMSA II A/S	Denmark	DKK	16.67	600,000
▲ HIMSA II K/S	Denmark	DKK	7.69	3,250,000
▲ K/S Himpp	Denmark	DKK	30	114,782,415
▲ Marke-Med Sp. Zoo	Poland	PLN	40	62,500
▲ NewCo ZAO	Russia	RUR	20	2,000,000
▲ OY Danalink AB	Finland	EUR	10	100,913
▲ Phira SAS	France	EUR	25	500,000
▲ Viennatone S.A. de C.V.	Mexico	MXN	49	50,000
▲ JRI Corporation	USA	USD	20	150,000
● Summit Hearing Centers GP	USA	USD	20	N/A
● Taeyoung Hearing Centers GP	USA	USD	20	N/A
GN Otometrics A/S	**Denmark**	**DKK**	**100**	**23,239,000**
GN Otometrics GmbH & Co. KG	Germany	EUR	100	409,034
GN Otometrics Holding GmbH	Germany	EUR	100	1,800,000
GN Otometrics Verwaltungs GmbH	Germany	EUR	100	25,000

▲ Associated Companies

● Indicates associates under joint control. These are accounted for by proportionate consolidation. The joint control is based on agreements on exercise of voting rights, joint control, and on possesion and disposal of ownership interests, etc. The partnerships (I/S) stated in the list do not publish financial statements subject to section 5 of the Danish Financial Statements Act, as they are included in the consolidated financial statements of GN Store Nord A/S.

A few minor companies without business operations have been omitted from the list.

Forward-looking statements

The forward-looking statements in this annual report reflect GN management's current expectations of certain future events and financial results. Statements regarding 2007 are, of course, subject to risks and uncertainties which may result in material deviations from expectations. Factors that may cause these actual results to deviate materially from expectations include but are not limited to general economic developments and developments in the financial markets; technological developments; changes and amendments to legislation and regulations in GN's markets; changes in product demand; competition; shortages of components needed in production; and the integration of company acquisitions. For more information, see "GN 360° – Operations and risk management" elsewhere in this Annual Report. This annual report should not be considered an offer to sell securities in GN Store Nord.

This publication is available in Danish and in English. In the event of any discrepancies, the Danish version shall be the governing text.

In this annual report the following four UK/US accounting abbreviations are used:

EBITDA

Earnings before depreciation of property, plant and equipment and amortization and impairment of goodwill and other intangible assets acquired in company acquisitions.

EBITA

Earnings before amortization and impairment of goodwill and other intangible assets acquired in company acquisitions.

EBIT

Earnings before interest and tax.

EBT

Earnings before tax.

Key ratio definitions

EBITA margin	=	EBITA x 100 / Revenue
Return on invested capital including goodwill (ROIC including goodwill)	=	EBITA x 100 / Average invested capital including goodwill
Return on equity (ROE)	=	Profit (loss) for the year x 100 / Average equity of the Group
Equity ratio	=	Equity of the Group x 100 / Total assets
Earnings per share basic (EPS)	=	Profit (loss) for the year / Average number of shares outstanding
Earnings per share diluted (EPS diluted)	=	Profit (loss) for the year / Average number of shares outstanding, diluted
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc.	=	Profit (loss) for the year excluding amortization and impairment of intangible assets acquired in company acquisitions and restructurings / Average number of shares outstanding
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc. diluted	=	Profit (loss) for the year excluding amortization and impairment of intangible assets acquired in company acquisitions and restructurings / Average number of shares outstanding, diluted
Cash flow per share (CFPS)	=	Cash flows from operating activities (CFFO) / Average number of shares outstanding, diluted
Book value per share	=	Equity of the parent company / Average number of shares outstanding at year end
Invested capital	=	NWC + property, plant and equipment and intangible assets - other provisions
Interest cover	=	EBITA + net interest income on bank loans / Net interest expense on bank loans
Net working capital (NWC)	=	Inventories + receivables + other operating current assets - trade payables - other operating current liabilities
Net interest-bearing debt	=	Cash and cash equivalents - Mortgage debt - Bank loans

Key ratios are calculated in accordance with "Recommendations & Financial Ratios 2005" issued by the Danish Society of Financial Analysts.

GN STORE NORD A/S · CVR-NR. 24257843 · REDAKTION: GN STORE NORD A/S, CORPORATE COMMUNICATIONS · DESIGN OG PRODUKTION: BOJE & MOBECK AS · ISSN 0903-6768

GN Store Nord A/S

Lautrupbjerg 7
P.O. Box 99
DK-2750 Ballerup

Tel.: +45 45 75 00 00
Fax: +45 45 75 00 09
www.gn.com

END